BRIGGS & STRATTON

CELEBRATING OUR FIRST 100 YEARS – 1908 | 2008

BRIGGS & STRATTON CORPORATION

ANNUAL REPORT.

BRIGGSANDSTRATTON.COM



SIMPLE. HUMAN. CONFIDENT.

It matters what's inside. Whether you're talking about a person or their power equipment, the engine inside is what gets the job done.

Briggs & Stratton believes in empowering the human can-do spirit in people everywhere. We're a company that supports self-initiative and putting one's know-how to good use. For 100 years we've been building the engines that power the equipment people use every day to get the job done.

As a result, we've developed a strong bond with our consumers based on shared beliefs like:

- Pride in our own work
- The power of self-reliance
- Keeping basic things basic
- Finishing a job right

Supporting **The Power Within** each of us is our brand promise. And it's the reason consumers look for the Briggs & Stratton brand when they shop for power equipment.

THE POWER WITHIN™

Briggs & Stratton Corporation

The world's largest producer of air cooled gasoline engines and a leading producer of outdoor powered equipment.

Financial Highlights (in thousands, except per share data)

For The Fiscal Years Ended June 29, 2008, July 1, 2007 and July 2, 2006

	2008	Restated 2007	Restated 2006
Net Sales	**$ 2,151,393**	$ 2,156,833	$ 2,539,671
Income Before Provision (Credit) for Income Taxes	**29,609**	3,302	158,514
Net Income	**22,600**	6,701	105,981
Net Income Per Share of Common Stock:			
Basic Earnings	**0.46**	0.13	2.06
Diluted Earnings	**0.46**	0.13	2.05
Provision for Depreciation	**65,133**	70,379	72,734
Expenditures for Plant and Equipment	**65,513**	68,000	69,518
Cash Dividends Paid	**43,560**	43,870	45,278
Per Share	**.88**	.88	.88
Shareholders' Investment	**837,523**	838,454	1,045,492
Per Share	**16.90**	16.94	20.47
Return on Average Shareholders' Investment	**2.7%**	0.7%	10.7%
Economic Return on Capital	**3.6%**	1.3%	7.2%
Weighted Average Number of Shares of Common Stock Outstanding	**49,549**	49,715	51,479

Mission Statement

BRIGGS & STRATTON®

THE POWER WITHIN™

We will create superior value by developing mutually beneficial relationships with our customers, suppliers, employees and communities. We will enhance our brand equity and leadership position by developing, manufacturing at low cost, marketing and servicing high value power for a broad range of power products. In pursuing this mission, we will provide power for people worldwide to develop their economies and improve the quality of their lives and, in so doing, add value to our shareholders' investment.

BRIGGS & STRATTON

BRIGGS & STRATTON CORPORATION

August 28, 2008

Dear Shareholder:

Our financial results for fiscal 2008 were heavily impacted by an unprecedented fourth down year in the outdoor power products business and the second consecutive hurricane season without a major landed event. Revenues were basically flat at $2.15 billion, and our net income was a disappointing $23 million.

The state of our industry might best be exemplified by the observation: "What doesn't kill you makes you stronger." Our industry trade association reports that sales of front engine lawn tractors were down 12% this year, and sales of walk behind rotary mowers were off 16%. The cumulative effect of this string of poor selling years has been substantial. Since 2004, sales of ride products are off 38% and sales of walk products are off 32%. During this period, we have seen the demise of our largest domestic engine competitor, our largest domestic portable generator competitor and one of the top three producers of outdoor power products for the U.S. market.

In the midst of these market challenges, there were few bright spots this year. We continued to maintain market share above traditional levels, we continued to successfully execute on our strategy to significantly improve the cost effectiveness and productivity of our manufacturing footprint, we kept inventories in check and we had success with our cost reduction and expense management initiatives.

Our two most significant challenges remain the consolidation of power products retailers and the threat of competition from low cost countries (LCCs), particularly China. What is the substance of these challenges? Retail consolidation creates an environment of ever more demanding thresholds of price, quality and attractive features. Competition from LCCs is primarily a cost dynamic, but also involves an integration challenge. Absent an effective strategy, the potential impact of these challenges is the commoditization of the power products industry and our position in it, with the predictably negative effect on operating margins.

We continue to refine and execute on our "Powerful Solution" strategy as the most effective way of meeting these challenges. As you may recall from previous shareholder letters, this strategy is intended to achieve virtual integration of power products by engaging the (remaining) traditional industry end product producers in a cooperative effort. Successful implementation of the Powerful Solution will not only ensure our profitability, but also increase our presence in the category. The key elements of the Powerful Solution strategy include: integration of engine and end product, maintaining our low cost provider position, brand development, category management, and returns and service support. Following are advances we have made on these various elements of our strategy.

Integration

We are convinced that truly integrated companies (those involved either on their own or through strategic alliances in the seamless production of complete power products, including the engine and end product) will be best suited to survive and thrive in the face of modern retail demands and Chinese competition. Why is this so? Integration provides powerful economic and competitive benefits in purchasing, product development, operations and market development. In other words, the integrated player will produce the highest value, lowest relative cost product with a powerful brand proposition. We know this first hand, as we have proven the benefits through our integration of the generator and pressure washer businesses.

Moreover, we believe the current strategy of Chinese competitors of selling engines to U.S. and European power products producers is merely an interim one, designed to establish the credibility of their products in the market. We have little doubt that they will move quickly to market-integrated product into these markets. Traditional firms in the power products markets who fail to integrate will find themselves at a disadvantage.

We successfully brought up our new high volume walk mower facility in Newbern, Tennessee. Located contiguous to our walk mower engine factories in Poplar Bluff, Missouri and Murray, Kentucky this facility is delivering integrated product not only on delivery schedules previously unachievable, but with considerable economic benefits in terms of operating and purchasing synergies. The viability of this integration strategy was proven this year in that cost competitive and high quality product from our Newbern facility displaced Chinese-powered products at a major retailer.

Shortly before the end of our fiscal year, we announced our intention to acquire the business of Victa Lawncare PTY LTD. The transaction was completed after yearend. The Victa brand is recognized as the strongest in Australia, and the company claims a leading share of about 50% in that market. With this acquisition, we now claim the leading share in both the engine and mower markets in Australasia, our third largest market after North America and Europe. We intend to integrate engine and end product to achieve competitive advantage in that market.

These internal integration initiatives augment the strategic alliances we maintain and build upon each year with major traditional power products producers. We continue to increase the number and range of integrated product we produce for our partners, some of the biggest name brands in the industry, such as the mowers, pressure washers and snowthrowers we produce for John Deere.

Cost Leadership

Competing in the face of the previously described challenges requires an ever more firm commitment to our long held value discipline of cost leadership. We are executing a global strategy in which we will be the lowest cost producer of quality power products for each geographic region we serve. Our primary markets continue to be for mowing equipment where the selling season is compressed into three or four months. Accordingly, there is a clear competitive advantage in serving these markets with some modicum of domestic production, while maintaining the cost leadership value discipline.

During the last fiscal year we continued to refine and improve the productivity and cost efficiency of our plant in Ostrava, Czech Republic, the only high volume mower engine facility in Europe. While the Euro exchange rate causes this facility to suffer a current cost disadvantage relative to U.S. produced engines, it does earn us a superior preference in the European market over non-domestic alternatives. And when currency values swing back more toward parity, it will provide greater economic value.

We successfully moved utility engine production from our factory in Rolla, Missouri to our cost efficient plant in Chongqing, China. The balance of the Rolla production, engines used primarily on mowers, was successfully transferred to our Poplar Bluff, Missouri plant where they will accrue to the higher level of cost absorption and productivity, which will be achieved in a higher volume environment.

Our Yard Power Products group made positive progress on, and has nearly completed, its plan to shut down the Port Washington, Wisconsin plant to consolidate rider mower and other non-walk mower products into a higher volume, more productive and cost efficient facility in McDonough, Georgia.

With the completion of these initiatives, we will claim as a competitive advantage the most efficient and cost effective integrated manufacturing capability worldwide in our industry, achieving an unparalleled level of response to customer demands. This will make a huge contribution to the value creation calculus at Briggs & Stratton.

When discussing our cost leadership strategy, we often make the distinction between mower engines and utility engines. Mower engines are produced to serve the highly seasonal market for lawn and garden product. Utility engines primarily serve the less seasonal markets for industrial, commercial and agricultural equipment. For example, the engines we currently produce in China are utility engines, which are used in the less seasonal and more international applications.

The prospect of competition in the U.S. and European markets from Chinese produced mower engines has been very real in the last several years. While the seasonality of the mower engine business represents a huge challenge for Chinese producers in terms of delivery response in season, the substantial cost savings in terms of Chinese production helped to offset that competitive disadvantage. We had received considerable pressure from various corporate constituencies over the years to move all or most of our mower engine production to China. The experience of Chinese producers in the last fiscal year underscores the conclusion that the Chinese cost advantage is substantially narrowing. The reasons for this are numerous: Chinese government enforcement of labor and tax laws and reduction of export subsidies, tightening policies of Chinese banks, huge commodity cost increases experienced more acutely in China, demands for prompt payment by Chinese suppliers and the skyrocketing costs of shipping containers from China to the U.S. and Europe.

These insights serve to justify our decision over the last few years to maintain the vast majority of our mower production in our highly productive and cost efficient "focus factories" in the U.S. In our Murray, Kentucky facility, for example, we are able to produce a mower engine with about one-half hour of labor, and we can deliver that product into the seasonal mower market in a matter of hours. This continues to provide us with a huge competitive advantage, and when combined with the demise of our only major domestic walk mower engine competitor gives us a unique competitive position and secures our claim as the cost leader in quality engine production for our biggest market.

Brand Development

It is axiomatic that the perfect antidote to commoditization is strong brands. The Powerful Solution strategy approaches brand development at two levels: First, we are positioning the "Briggs & Stratton" brand as an umbrella brand which provides to customers a broad guarantee of meeting threshold demands for quality, affordability and consumer confidence. We have built this brand over generations of delivering preferred product across all channels and retailers. And market research confirms that this equity applies not only to engines, but also carries over to a broad range of power products. We continue to invest heavily in supporting the Briggs & Stratton brand with "The Power Within" initiative, to effectively distinguish our products from those of the commodity producers in both the consumer and commercial markets. An element of this strategy is the development of the "Engines Matter" advertising program and website, intended to remind consumers that the engine is the critical component in the performance of any power product. The campaign of radio and new media generated a 73% (800,000) increase in visitors to the web site and micro-site.

The second level involves trade brands. By that we mean brands that can be exploited by individual retailers to differentiate their products and drive sales. Recent acquisitions have brought us valuable trade brands: Simplicity, Snapper, Ferris, Giant Vac and Murray. We have established "Brute by Briggs & Stratton" as the fastest growing brand in outdoor power products, leveraged our relationship with Brett Favre to support the launch of the Snapper brand at Sears as well as at Snapper dealers, and continued to pursue brand-licensing agreements to give us added differentiation in the market place (including the acquisition of the "Allis-Chalmers" brand for ag-flavored lawn tractors).

Category Management

The outdoor power equipment category is one that has not traditionally been merchandized as effectively as others in home products retailing. The category is often represented by limited product offerings, which are displaced with other products outside of the core spring selling season. But, in fact, the retailers in the category claiming the greatest shares are those that sell the broadest range of products during an extended selling season.

One of the primary motivations for our aggressive acquisition and product development tactics has been to be able to achieve a position where we are able to offer our retail customers a full complement of product offerings for the category. We will continue to make the necessary investments in market research, product development and promotion to be the preferred provider for our retail customers for broad product and seasonal requirements.

Returns and Service Support

The key to success in the outdoor power equipment business is in managing returns and service support. Outdoor power equipment is a mechanical product that requires a certain modicum of knowledge and maintenance for proper operation. Accordingly, product return and service rates have been significantly higher than other products in the retail space. While we maintain the most capable service network in the industry, we have also invested heavily in human factor analysis and service technologies intended to significantly reduce return and service costs in the category. This is another example of the ways in which we distinguish ourselves from the commodity producer.

Our Future

The outdoor power products business is an exceptionally competitive one, but for the reasons stated above, we believe our Company is well geared to continue our profitable leadership position in the industry, and we are committed to doing everything required to make that happen.

It bears repeating what we have said in the past regarding recent developments in our industry. If important consumer brands become available in the market place, we will invest in acquiring those brands on behalf of our key customers and ourselves. If our customers are interested in cooperative product development initiatives, we are prepared to make the required investments. If our customers wish to pursue investments in efficient capacity of high value consumer products, we are an interested partner. If our customers see integrating efficiencies in a merger of complementary industry players, we are prepared to support such business combinations as a co-investor and, if our customers are so disposed, we will invest in cooperative marketing initiatives that have a high probability of producing a positive economic value.

Outlook for 2009

While we believe we have positioned the company for excellent financial performance when the market recuperates, we are guarded in our optimism for next year. For fiscal 2009, we project that net income will be in the range of $42 to $46 million or $0.85 to $0.93 per diluted share. The estimate is based on the assumption that consolidated net sales will grow 5% to 6% between years, primarily due to pricing initiatives. The estimate assumes that the markets for all our product categories will be relatively flat in fiscal 2009 and production levels will be similar to those in fiscal 2008. Significant weather events, an improvement in the housing picture or an up tick in consumer confidence would be cause for the expectation of improved performance.

John S. Shiely
Chairman, President and Chief Executive Officer

Performance Measurement

Management subscribes to the premise that the value of Briggs & Stratton is enhanced if the capital invested in its operations yields a cash return that is greater than that expected by the providers of capital.

Conventional financial statements and measurements, such as earnings per share and return on shareholders' investment, are of less interest to the providers of capital than indicators of cash flow generation and effective capital management. Consequently, we adhere to a measurement of performance that guides operational and corporate management in evaluating current decisions and long-term planning strategies toward the goal of maximizing cash operating returns in excess of the cost of capital. The following table summarizes the results for the three most recent fiscal years (in thousands):

	2008	Restated 2007	Restated 2006
Return on Operations			
Income from operations	$ 26,340	$ 32,157	$ 182,114
Adjust for:			
Other income without interest	39,887	12,919	15,635
Increase (Decrease) in:			
Bad debt reserves	1,505	(749)	(610)
LIFO reserves	8,746	6,531	4,310
Warranty accrual	(5,018)	1,332	(6,392)
Adjusted operating profit	71,460	52,190	195,057
Cash taxes (1)	(10,853)	(30,424)	(75,132)
Net adjusted cash operating profit after taxes	$ 60,607	$ 21,766	$ 119,925
Weighted Average Capital Employed (2)	$ 1,687,082	$ 1,652,321	$ 1,663,246
Economic Return on Capital	3.6%	1.3%	7.2%
Cost of Capital (3)	9.4%	9.9%	9.7%
Economic Value Added (Lost)	$ (97,979)	$ (141,814)	$ (41,410)

(1) The reported current tax provision is adjusted for the statutory tax impact of interest income and expense.

(2) Twelve month weighted average of total assets less non-interest bearing current liabilities plus the bad debt, LIFO and warranty reserves, minus deferred taxes.

(3) Management's estimate of the weighted average of the minimum equity and debt returns required by the providers of capital.

BRIGGS & STRATTON CORPORATION

12301 WEST WIRTH STREET
WAUWATOSA, WISCONSIN 53222

Notice of Annual Meeting of Shareholders

The Annual Meeting of Shareholders of BRIGGS & STRATTON CORPORATION, a Wisconsin corporation, will be held at the Rock & Roll Hall of Fame & Museum, 751 Erieside Avenue, Cleveland, Ohio 44114 on Wednesday, October 15, 2008, at 9:00 a.m. Eastern Daylight Time, for the following purposes:

(1) To elect three directors to serve for three-year terms expiring in 2011;

(2) To ratify the selection of PricewaterhouseCoopers LLP as the company's independent auditors; and

(3) To take action on any other matters brought before the meeting appropriate for consideration by the shareholders of a Wisconsin corporation at an annual meeting.

By order of the Board of Directors.

Wauwatosa, Wisconsin
September 10, 2008

ROBERT F. HEATH, Secretary

Important Notice Regarding the Availability of Proxy Materials for the Shareholders Meeting to be held on October 15, 2008. The Notice of Annual Meeting, Proxy Statement and Annual Report are available at www.proxyvote.com or www.briggsandstratton.com/proxy.

Your vote is important to ensure that a majority of the stock is represented. You may vote using the Internet, by telephone, or by returning the enclosed proxy card in the envelope provided. Instructions for voting via the Internet or by telephone are included on your proxy card.

The Rock & Roll Hall of Fame & Museum is located in Cleveland, approximately 13 miles from Cleveland Hopkins International Airport.

Proxy Statement

* * * * *

GENERAL INFORMATION

This proxy statement relates to the solicitation of proxies by the Board of Directors of Briggs & Stratton Corporation ("Briggs & Stratton" or the "company") to be used at the Annual Meeting of Shareholders and any adjournments. The meeting will be held on October 15, 2008 at the Rock & Roll Hall of Fame & Museum, 751 Erieside Avenue, Cleveland, Ohio 44114. Briggs & Stratton's principal executive offices are located at 12301 West Wirth Street, Wauwatosa, Wisconsin 53222. This proxy statement and the form of proxy will be mailed to shareholders on or about September 10, 2008.

Who Can Vote?

Shareholders of record at the close of business on August 25, 2008 are entitled to notice of and to vote at the meeting. On August 25, 2008, Briggs & Stratton had outstanding 49,812,479 shares of $.01 par value common stock entitled to one vote per share.

How Do I Vote?

You may vote in person or by properly appointed proxy. You may cast your vote by returning your signed and dated proxy card, or by voting electronically. You have the option to vote by proxy via the Internet or toll-free touch-tone telephone.

Instructions to vote electronically are listed on your proxy card or on the information forwarded by your bank or broker. These procedures are designed to authenticate your identity as a shareholder and to allow you to confirm that your instructions have been properly recorded. If you vote over the Internet, you may incur costs that you will be responsible for such as telephone and Internet access charges. The Internet and telephone voting facilities will close at 11:59 p.m. Eastern Daylight Time on October 14, 2008.

You may revoke your proxy by voting in person at the meeting, by written notice to the Secretary, or by executing and delivering a later-dated proxy via the Internet, or by telephone or by mail, prior to the closing of the polls. Attendance at the meeting does not in itself constitute revocation of a proxy. All shares entitled to vote and represented by properly completed proxies timely received and not revoked will be voted as you direct. If no direction is given, the proxies will be voted as the Board of Directors recommends.

How Are Votes Counted?

A majority of the votes entitled to be cast on each matter, represented either in person or by proxy, will constitute a quorum with respect to the matter. If a quorum exists, the affirmative vote of a majority of the votes represented in person or proxy at the meeting is required for the election of directors, and to ratify the selection of independent auditors. A vote withheld from the election of directors or an abstention with respect to the ratification of the selection of auditors will count toward the quorum requirement and will have the effect of a vote against the matter being voted on. Broker non-votes will be disregarded for purposes of determining the number of votes cast and will have no effect on the outcome of the vote.

Who Pays For This Proxy Solicitation?

Briggs & Stratton pays for the cost of solicitation of proxies. Solicitation is made primarily by mail. Some solicitation may be made by regular Briggs & Stratton employees, without additional compensation, by telephone, facsimile, or other means of communication, or in person. In addition, Briggs & Stratton has retained Broadridge Financial Solutions, Inc. to assist in its proxy solicitation efforts, at a fee anticipated not to exceed $7,500 plus reasonable out-of-pocket expenses.

What If Other Matters Come Up At The Annual Meeting?

The matters described in this proxy statement are the only matters we know will be voted on at the annual meeting. If other matters are properly presented at the meeting, the proxy holders will vote your shares as they see fit.

ITEM 1: ELECTION OF DIRECTORS

The Board of Directors of Briggs & Stratton is divided into three classes. The term of office of each class ends in successive years. Three directors are to be elected to serve for a term of three years expiring in 2011. Six directors will continue to serve for the terms designated in the following table. All directors are elected subject to the Bylaw restriction that they may not serve beyond the annual meeting following attainment of age 72.

The proxies received in response to this solicitation will be voted for the election of the nominees named below. If any nominee is unable to serve, the proxies may be voted for a substitute nominee selected by the Board of Directors.

GENERAL INFORMATION ABOUT THE NOMINEES AND DIRECTORS

	Name, Age, Principal Occupation for Past Five Years and Directorships	Year First Became a Director
	Nominees for Election at the Annual Meeting (Class of 2011):	
	MICHAEL E. BATTEN, 68 (1) (3) Chairman and Chief Executive Officer of Twin Disc, Incorporated, a manufacturer of power transmission equipment. Director of Twin Disc, Incorporated and Walker Forge, Inc.	1984
	KEITH R. McLOUGHLIN, 52 (1) President, Electrolux Home Products North America and Latin America, a manufacturer of major home appliances. President, Electrolux Home Products North American 2003-2004 and Group Vice President, President and General Manager DuPont Non Wovens, E.I. du Pont de Nemours & Company 1999-2003.	2007
	BRIAN C. WALKER, 46 (2) (4) President and Chief Executive Officer of Herman Miller, Inc., a global provider of office furniture and services. President and Chief Operating Officer from 2003-2004, and President of Herman Miller, N.A. from 1999-2003; previously Chief Financial Officer. Director of Herman Miller, Inc.	2002

Footnotes (1), (2), (3), (4) and (5) are on page 3.

	Name, Age, Principal Occupation for Past Five Years and Directorships	Year First Became a Director
	Incumbent Directors (Class of 2010):	
	WILLIAM F. ACHTMEYER, 53 (1) (2) Chairman, Managing Partner, President and Chief Executive Officer of The Parthenon Group LLC, a leading strategic advisory and principal investment firm.	2003
	DAVID L. BURNER, 69 (2) (3) Retired. Chairman and Chief Executive Officer of Goodrich Corporation, an aircraft systems and services company, from 1997-2003. Director of Progress Energy, Inc.	2000
	MARY K. BUSH, 60 (2) (4) President of Bush International, a consulting firm that provides advice to companies on financial strategies and business development and to governments on financial market matters. Director of Discover Financial Services, ManTech International Corporation, Marriott International, Inc. and UAL Corporation, and trustee of the Pioneer Family of Mutual Funds.	2004
	Incumbent Directors (Class of 2009):	
	ROBERT J. O'TOOLE, 67 (3) (4) Retired. Chairman of the Board and Chief Executive Officer of A.O. Smith Corporation, a diversified manufacturer whose major products include electric motors and water heaters, from 1992-2005. Director of Factory Mutual Insurance Co., Marshall & Ilsley Corporation and A.O. Smith Corporation.	1997
	JOHN S. SHIELY, 56 (3) (5) Chairman (2003) and Chief Executive Officer of Briggs & Stratton. Director of Marshall & Ilsley Corporation, Quad/Graphics, Inc., The Scotts Miracle-Gro Company, Cleveland Rock & Roll, Inc. (corporate board of the Rock & Roll Hall of Fame and Museum) and the Outdoor Power Equipment Institute.	1994
	CHARLES I. STORY, 54 (1) (4) President of ECS Group, Inc., an executive development company since October 2005. Former President and Chief Executive Officer, INROADS, Inc., from 1993-2005. Director of ChoicePoint Inc. Advisory Director of Regions Bank.	1994

Committee Membership: (1) Nominating & Governance, (2) Compensation, (3) Executive, (4) Audit. (5) Mr. Shiely's brother Vincent R. Shiely is Senior Vice President & President – Yard Power Products Group of Briggs & Stratton.

CORPORATE GOVERNANCE

The Board of Directors is responsible for providing oversight of the affairs of the company for the benefit of shareholders. The Board has approved charters for the Audit, Compensation, and Nominating & Governance Committees, corporate governance guidelines, a code of business conduct and ethics applicable to all directors, officers and employees, and standards for determining the independence of directors. These documents are available in the Investor Relations section of the company's website (www.briggsandstratton.com), and printed copies are available upon request to the Secretary.

Director Selection Criteria. The Nominating & Governance Committee recommends nominees for director whose background, knowledge, experience, expertise and perspective will complement the qualifications of other directors and strengthen the Board. Nominees must meet the following minimum criteria:

- A strong commitment to integrity
- Common sense and good judgment
- Relevant professional or business knowledge
- A record of accomplishment in prior positions
- The time and interest to attend and participate in Board meetings

Director Independence. A majority of directors must meet the criteria for independence established by the Board in accordance with the rules of the New York Stock Exchange. A director will not qualify as independent unless the Board determines that the director has no material relationship with the company, either directly or as a partner, shareholder or officer of an organization that has a relationship with the company. On the recommendation of the Nominating & Governance Committee, the Board has adopted the following categorical standards to form the basis for the Board's independence determinations.

- The Board makes determinations of director independence based on all relevant facts and circumstances concerning a director's relationships with the company, including commercial, banking, consulting, charitable and family relationships. The Board shall not consider a director to be independent if the director has a relationship with the company that prevents independence under the NYSE rules.
- The following commercial and charitable relationships will be considered to be immaterial relationships that do not impair a director's independence: (1) the director or an immediate family member is an officer, employee, partner or significant owner of a company or organization that makes payments to, or receives payments from, Briggs & Stratton for property or services in an amount which, in any single fiscal year, is less than the greater of $500,000 or 1% of such other company's consolidated gross revenues, and (2) the director is an officer, director or trustee of a charitable organization which receives contributions from Briggs & Stratton and the Briggs & Stratton Corporation Foundation, Inc. that aggregate less than the greater of $500,000 or 1% of such organization's consolidated gross revenues in any single fiscal year out of the preceding three fiscal years.

In August 2008, the Nominating & Governance Committee and the Board evaluated the relationships between each director and the company and determined that Messrs. Achtmeyer, Batten, Burner, McLoughlin, O'Toole, Story and Walker and Ms. Bush are independent. The Committee and the Board have also determined that Messrs. O'Toole, Story and Walker and Ms. Bush meet the requirements established by the U.S. Securities and Exchange Commission for independence of audit committee members.

Director Selection Procedures. The Nominating & Governance Committee selects director nominees in accordance with the following procedures:

- Review the qualifications of existing Board members

- Determine qualifications desired in new director(s)
- Solicit suggestions from the Chief Executive Officer and directors on potential candidates
- Consider candidates recommended by security holders
- Retain search consultant as needed to identify candidates
- Evaluate qualifications of all candidates recommended for consideration
- Contact preferred candidate(s) to assess their interest
- Interview preferred candidate(s) to assess their qualifications
- Recommend candidate(s) for consideration by the Board

The Committee will consider recommendations from shareholders concerning the nomination of directors. Recommendations should be submitted in writing to the Secretary of the company and state the shareholder's name and address, the name and address of the candidate, and the qualifications of and other detailed background information regarding the candidate. Recommendations must be received not later than 120 calendar days preceding the date of release of the prior year's proxy statement. The company has not received any shareholder recommendations of director candidates with regard to the election of directors covered by this proxy statement or otherwise. The direct nomination of a director by shareholders must be made in accordance with the advance written notice requirements of the company's Bylaws. A copy of the Bylaws may be obtained from the company's Secretary. For consideration at the 2009 annual meeting, direct nominations must be received by the Secretary no earlier than July 2, 2009 and no later than July 27, 2009.

Board Meetings. The Board has regularly-scheduled quarterly meetings, two meetings per year where non-management directors of the Board meet alone in executive session, and special meetings. Mr. Shiely as Chairman of the Board presides at the regularly-scheduled Board meetings and special meetings, and Mr. Batten as Chairman of the Nominating & Governance Committee presides at the executive sessions. In fiscal year 2008, the Board held four regular meetings, two executive sessions and one special meeting.

Meeting Attendance. Directors are expected to attend the annual meeting of shareholders and all regularly-scheduled Board meetings. All directors attended the October 2006 annual meeting of shareholders, and all directors attended at least 75% of all meetings of the Board and the committee(s) on which he or she served during fiscal year 2008.

Board Committees. The Board has established four committees to assist it in fulfilling its responsibilities. Each committee member is nominated by the Nominating & Governance Committee and appointed by the Board.

Audit Committee. The Audit Committee is composed of Messrs. O'Toole (chair), Story and Walker and Ms. Bush. Each member of the Committee has been determined by the Board to be independent under the rules of the SEC and NYSE, and the Board has determined that Messrs. O'Toole and Walker and Ms. Bush satisfy the requirements for an audit committee financial expert under SEC rules. The Committee held eight meetings during fiscal year 2008.

The Audit Committee is a separately designated committee of the Board, established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934. The Audit Committee's primary duties and responsibilities are to (1) monitor the integrity of the company's financial statements and review with the independent accountants the audited financial statements and their report, (2) retain independent public accountants to audit the company's books and accounts, (3) oversee the independence and performance of the company's internal and external auditors, (4) review and approve non-audit services performed by the independent public accountants, (5) review the accountants' recommendations on accounting policies and internal controls, (6) review internal accounting and auditing procedures, and (7) monitor the company's compliance with legal and regulatory requirements, including compliance by and the grant of any waivers to directors, officers and employees with respect to the company's code of business conduct and ethics. The Committee may delegate pre-approval authority concerning audit and non-audit services to the chair of the Committee, which if exercised shall be reported to the Committee at its next scheduled meeting.

Compensation Committee. The Compensation Committee is composed of Messrs. Burner (chair), Achtmeyer and Walker and Ms. Bush. Each member has been determined by the Board to be independent under the rules of the NYSE. The Committee held five meetings during fiscal year 2008 with executive sessions at two of the meetings.

The Compensation Committee (1) reviews and approves corporate goals and objectives relevant to CEO compensation, evaluates the CEO's performance and sets the CEO's compensation, (2) reviews and sets the salaries of all other executive officers, (3) reviews and recommends to the Board the adoption or amendment of compensation and benefit plans and programs maintained for the executive officers and other key employees, (4) administers the company's incentive compensation plans for senior executives, (5) reviews the company's management succession plan, (6) reviews and recommends to the Board the compensation of directors, and (7) prepares an annual report on executive compensation for inclusion in the proxy statement.

The CEO attends Committee meetings and makes recommendations to the Committee concerning the base salaries of all subordinate officers. The Vice President – Human Resources and the Secretary of the company also attend Committee meetings. They prepare meeting agendas for approval of the Chairman of the Committee, furnish compensation data to the Committee and its consultants, and prepare analyses and documentation concerning compensation plans and benefit plans as directed by the Committee. Neither the CEO nor any other company officer or employee attends the periodic executive sessions of the Committee.

Hewitt Associates LLC has been retained by the Committee to provide it with executive compensation data and advice. Hewitt Associates conducts a study of total compensation at comparator group companies approved by the Committee every two years, updates its most recent study in the following year, and periodically provides the Committee with tally sheets and other compilations of executive compensation. The Committee monitors the scope and size of any work Hewitt Associates performs for management in order to assure itself of the consultant's continuing independence from management.

The Compensation Committee took action on matters affecting fiscal year 2008 executive compensation on the following dates:

Date	Committee Action
April 18, 2006	Approved elements of 2007 EVA Incentive Compensation Plan: Participants Target incentive awards Individual performance factors Cost of capital for calculating EVA
August 8, 2006	Set salaries for July – August 2007
April 17, 2007	Approved elements of 2008 EVA Incentive Compensation Plan
August 7, 2007	Approved August 14, 2007 grant date for bonus and stock awards Established Powerful Solution Incentive Compensation Plan
August 14, 2007	Set salaries for September 2007 – June 2008
August 12, 2008	Approved August 19, 2008 grant date for bonus and stock awards

The Committee reviews director compensation every two years at the Committee's October meeting. The Committee makes recommendations to the Board based on data provided by Hewitt Associates and recommendations from the consultant and the CEO. The Committee reviewed director compensation in October 2007 and, based on the Committee's recommendation, the Board of Directors modified the compensation provided to nonemployee directors. An explanation of the compensation arrangements for nonemployee directors is located below in the Director Compensation section of the proxy statement.

Nominating & Governance Committee. The Nominating & Governance Committee is composed of Messrs. Batten (chair), Achtmeyer, McLoughlin and Story. Each member has been determined by the Board to be independent under the rules of the NYSE. The Committee held four meetings during fiscal year 2008.

The Nominating & Governance Committee (1) proposes to the Board a slate of nominees for election by the shareholders at the annual meeting and recommends prospective director candidates in the event of the resignation, death or retirement of directors or change in Board composition requirements, (2) reviews candidates recommended by shareholders for election to the Board, (3) develops plans regarding the size and composition of both the Board and Committees, and (4) monitors and makes recommendations to the Board concerning corporate governance matters.

Executive Committee. The Executive Committee is composed of Messrs. Batten, Burner, O'Toole and Shiely. The Committee is authorized to exercise the authority of the Board in the management of the business and the affairs of the company between meetings of the Board, except as provided in the Bylaws. The Committee held two meetings during fiscal year 2008.

Communication with Directors. The Board has established a process for interested parties to communicate with the Board, its non-management directors as a group or its presiding director. Such communications should be addressed to the Secretary of the company, who will forward the communication directly to the presiding director.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table presents the names of persons known to Briggs & Stratton to be the beneficial owners of more than 5% of the outstanding shares of its common stock.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Barclays Global Investors, N.A. 45 Fremont Street San Francisco, CA 94105	4,614,849 (a)	9.31%
Barrow, Hanley, Mewhinney & Strauss, Inc. 2200 Ross Avenue, 31st Floor Dallas, TX 75201	2,486,970 (b)	5.02%
Cooke & Bieler, L.P. 1700 Market Street, Suite 3222 Philadelphia, PA 19103	3,800,536 (c)	7.7%
Dimensional Fund Advisors LP 1299 Ocean Avenue Santa Monica, CA 90401	3,553,757 (d)	7.17%
FMR LLC 82 Devonshire Street Boston, MA 02109	7,375,135 (e)	14.884%

(a) Barclays Global Investors, N.A. reports that as of December 31, 2007 it had sole voting with respect to 3,994,382 shares and sole dispositive power with respect to 4,614,849 shares.

(b) Barrow, Hanley, Mewhinney & Strauss, Inc. reports that as of December 31, 2007 it had sole voting power with respect to 521,470 shares, shared voting power with respect to 1,965,500 shares and sole dispositive power with respect to 2,486,970 shares.

(c) Cooke & Bieler, L.P., reports that as of December 31, 2007 it had shared voting power with respect to 2,104,740 shares and shared dispositive power with respect to 3,800,536 shares.

(d) Dimensional Fund Advisors LP reports that as of December 31, 2007 it had sole voting and dispositive power with respect to 3,553,757 shares.

(e) FMR LLC reports that as of December 31, 2007 it had sole voting power with respect to 235 shares and sole dispositive power with respect 7,375,135 shares.

Amounts for 5% shareholders are reporting as of the date such shareholders reported such holdings in filings under the Securities Exchange Act of 1934 unless more recent information was provided. Beneficial ownership is determined in accordance with SEC Rule 13d-3 for purposes of this Proxy Statement. It is not necessarily to be construed as beneficial ownership for other purposes.

SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the beneficial ownership of shares of common stock of Briggs & Stratton by each director, the executive officers named in the Summary Compensation Table, and all directors and executive officers as a group as of August 25, 2008.

			Nature of Beneficial Ownership		
Directors and Executive Officers	Number of Shares Beneficially Owned	Percent of Class	Sole Voting and Investment Power	Shared Voting and Investment Power	Sole Voting Power Only
William F. Achtmeyer	21,750 (a)(c)	*	21,750	0	0
Michael E. Batten	30,282 (a)(c)	*	30,282	0	0
James E. Brenn	313,054 (a)(b)(f)	*	189,071	123,983	0
David L. Burner	44,616 (a)(c)	*	44,616	0	0
Mary K. Bush	11,522 (a)(c)	*	11,522	0	0
Keith R. McLoughlin	5,951 (c)	*	5,951	0	0
Robert J. O'Toole	30,262 (a)(c)	*	30,262	0	0
William H. Reitman	110,657 (a)	*	101,511	0	9,146 (e)
Thomas R. Savage	200,486 (a)(f)	*	192,559	0	7,927 (e)
John S. Shiely	1,480,456 (a)(d)(f)	2.9	890,456	590,000	0
Charles I. Story	29,655 (a)(c)	*	28,712	943	0
Todd J. Teske	243,138 (a)(b)	*	124,363	100,000	18,775 (e)
Brian C. Walker	26,322 (a)(c)	*	26,322	0	0
All directors and executive officers as a group (21 persons including the above named persons)	3,196,476 (a)(b)(c)(d)(e)(f)	6.0			

*Less than 1%.

(a) Includes shares issuable pursuant to stock options exercisable within 60 days for Mr. Achtmeyer (14,000 shares), Mr. Batten (18,000 shares), Mr. Brenn (174,790 shares), Mr. Burner (18,000 shares), Ms. Bush (4,000 shares), Mr. O'Toole (18,000 shares), Mr. Reitman (97,326 shares), Mr. Savage (176,302 shares), Mr. Shiely (776,441 shares), Mr. Story (18,000 shares), Mr. Teske (108,384 shares), Mr. Walker (18,000 shares), and all directors and executive officers as a group (2,009,190 shares).

(b) Includes 100,000 shares in the Briggs & Stratton Retirement Plan. Mr. Brenn and Mr. Teske share beneficial ownership of these shares through joint voting and investment power.

(c) Includes common share units acquired through deferral of director fees under the Deferred Compensation Plan for the following Directors: Messrs. Achtmeyer - 5,551; Batten - 6,107; Burner - 23,416; McLoughlin - 5,551; O'Toole - 6,662; Story - 5,922; Walker - 5,922 and Ms. Bush - 5,922.

(d) Includes 590,000 shares in the Briggs & Stratton Corporation Foundation, Inc. Mr. Shiely shares beneficial ownership through joint voting and investment power.

(e) Certain executive officers hold shares of restricted stock (included in table above) over which the holders have sole voting but no investment power as indicated: Mr. Reitman (9,146 shares), Mr. Savage (7,927 shares), Mr. Teske (18,775 shares), and all directors and executive officers as a group (85,173 shares).

(f) Certain executive officers also hold deferred shares of the company common stock under the company's Incentive Compensation Plan as indicated: Mr. Brenn (12,531 shares), Mr. Savage (4,265 shares), Mr. Shiely (52,843 shares), and all directors and executive officers as a group (164,467 shares). Deferred shares are intended to reflect the performance of company common stock and are payable in common stock, but these shares have no voting rights and are not included in the number of shares reflected in the "Number of Shares Beneficially Owned" column in the table above. The company lists them in this footnote because they represent an additional economic interest of the officers tied to the performance of company common stock.

This beneficial ownership information is based on information furnished by the directors and executive officers. Beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934 for purposes of this Proxy Statement. It is not necessarily to be construed as beneficial ownership for other purposes.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires Briggs & Stratton directors and certain officers, and persons who beneficially own more than 10% of Briggs & Stratton common stock to file reports of their ownership of Briggs & Stratton common stock and of changes in such ownership with the U.S. Securities and Exchange Commission. Based on the information provided by the reporting persons, all applicable reporting requirements for fiscal 2008 were accomplished in a timely manner.

ITEM 2: RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

The Audit Committee of the Board of Directors has selected the public accounting firm of PricewaterhouseCoopers LLP as the company's independent auditors for the current fiscal year ending June 28, 2009. The Committee has directed that management submit the selection of independent auditors for ratification by the shareholders at the annual meeting.

Shareholder ratification of the selection of PricewaterhouseCoopers LLP as the company's independent auditors is not required by the Bylaws or otherwise. However, the Committee and Board are submitting the selection of PricewaterhouseCoopers LLP for ratification because they value the shareholders' views on the company's independent auditors. If the shareholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee may direct the appointment of a different independent accounting firm at any time during the year if the Committee determines that such a change would be in the best interests of the company and its shareholders.

A representative of PricewaterhouseCoopers LLP will be present at the October 2008 annual meeting. The representative will have the opportunity to make a statement and respond to appropriate questions.

The Audit Committee and Board recommend a vote FOR this proposal.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors consists of four nonemployee directors. The Committee acts under a written charter adopted by the Board of Directors, which is available on the company's website. The Board has determined that Messrs. O'Toole and Walker and Ms. Bush are audit committee financial experts, and all committee members are independent under the rules of the U.S. Securities and Exchange Commission and New York Stock Exchange.

Management has the primary responsibility for the financial statements, the reporting process and assurance for the adequacy of controls. Briggs & Stratton's independent auditors are responsible for expressing an opinion on the conformity of Briggs & Stratton's audited financial statements to accounting principles generally accepted in the U.S., and expressing an opinion as to whether the company has maintained effective internal control over financial reporting and whether those controls are effective. The Audit Committee is responsible for monitoring and overseeing these processes on behalf of the Board of Directors.

In this context, the Audit Committee has reviewed and discussed Briggs & Stratton's audited financial statements with management and PricewaterhouseCoopers LLP ("PWC"), the company's independent auditors. The Audit Committee has discussed with PWC the matters related to the conduct of the audit required to be discussed pursuant to Statement on Auditing Standards No. 114, "The Auditor's Communication With Those Charged With Governance" and SEC Regulation S-X, Rule 2-07, "Communication with Audit Committees." The Audit Committee also discussed with PWC the quality and adequacy of the company's internal controls, especially those related to financial reporting. In addition, the Audit Committee received from PWC the written disclosures of all relationships between Briggs & Stratton and PWC that may bear on independence and the letter required by Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees", and has discussed with PWC its independence.

The Audit Committee has discussed with the company's internal audit director his evaluation of the company's internal accounting controls and the overall quality of the company's financial reporting.

In reliance on these reviews and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the company's Annual Report on Form 10-K for the fiscal year ended June 29, 2008 for filing with the SEC.

Submitted by the Audit Committee of the Board of Directors.

Robert J. O'Toole, Chairman
Mary K. Bush
Charles I. Story
Brian C. Walker

INDEPENDENT AUDITORS' FEES

Briggs & Stratton retained PricewaterhouseCoopers LLP to provide audit services for fiscal year 2008 and 2007. The firm billed the following fees for the respective periods:

	2008	2007
Audit Fees	$ 872,700	$ 727,900
Audit-Related Fees	3,000	3,000
Tax Fees	125,400	121,200
All Other Fees	-	16,300
Total Fees	$1,001,100	$ 868,400

The 2008 and 2007 Audit Related Fees are for an agreed-upon procedures report related to required reporting to the Wisconsin Department of Natural Resources. Tax Fees for 2008 and 2007 include fees for tax compliance reviews and the preparation of tax returns. All Other Fees for 2007 are compensation for consulting services related to human resource matters. The Audit Committee has considered whether the independent auditors' provision of services other than audit services is compatible with maintaining auditor independence.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board of Directors consists of four directors, each of whom has been determined by the Board to be independent under the rules of the New York Stock Exchange.

Management of the company prepared the following Compensation Discussion and Analysis ("CD&A") for fiscal year 2008. The Committee reviewed and discussed the CD&A with management and the Board of Directors.

Based on the review and discussions with management, the Committee recommended to the Board of Directors that the CD&A be included in this proxy statement.

David L. Burner, Chairman
William F. Achtmeyer
Mary K. Bush
Brian C. Walker

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Objectives and Elements

The objectives of the Compensation Committee in determining executive compensation are to (1) attract and retain key individuals who are important to the continued success of Briggs & Stratton and its operating units, and (2) provide strong financial incentives, at reasonable cost to the shareholders, for senior management to enhance the value of the shareholders' investment.

The elements of compensation that the Committee uses to accomplish these objectives include base salaries, cash bonuses, long-term incentives comprising premium-priced stock options, restricted stock and deferred stock, retirement plans and deferred compensation plans, and employment and change in control agreements. Base salaries are based on the value of the job and the amount required to attract and retain key executives. Bonuses and long-term incentives are based on: (1) the company's or operating division's financial performance as measured by improvement in economic value added ("EVA"), which is net operating profit after taxes, less a capital charge, and (2) the achievement of performance goals that will contribute to the long-term consolidated financial results of the company. EVA improvement is used as a key measurement in the company's incentive compensation plans because EVA is considered to be the financial performance measure most closely correlated with increases in shareholder value. The annual target incentive award for each senior executive under the EVA-based plan includes equal dollar amounts for a bonus, restricted or deferred stock award, and stock option award. The annual target incentive award under the performance goal plan equals the target bonus under the EVA-based plan. Retirement plans and other fringe benefits are intended to be competitive relative to other companies.

The company's compensation plans are designed generally to ensure full tax deductibility of compensation paid under the plans. This includes compliance with Section 162(m) of the Internal Revenue Code, which limits the company's tax deduction for an executive's compensation to $1 million unless certain conditions are met. For fiscal year 2008 the full amount of all compensation provided to all executives was tax deductible to the company.

EVA® is a registered trademark of Stern Stewart & Co.

Base Salaries

The Compensation Committee believes that base salary is the leading indicator of the value of a particular job. In order to attract and retain superior value creators, the Committee sets base salaries for officers generally between the 50th and 75th percentile of comparable companies, with individual salaries based on level of responsibility and individual performance. The Committee reviews these salaries at the beginning of each fiscal year and sets revised salaries effective September 1.

Hewitt Associates provided compensation data based on a comparator group of 25 companies when the Committee set executive salaries in August 2006 and 2007. These companies were in the same general sales dollar size range and broad industry sector as Briggs & Stratton. The group recommended by Hewitt and approved by the Committee consisted of Ball Corporation, The Black & Decker Corporation, BorgWarner Inc., Brunswick Corporation, Carlisle Companies Incorporated, Carpenter Technology Corporation, Cummins, Inc., Flowserve Corporation, H. B. Fuller Company, Graco Inc., Harley-Davidson Motor Company Inc., Joy Global Inc., Kennametal Inc., Maytag Corporation, McDermott International, Inc., Herman Miller, Inc., PACCAR Inc., Polaris Industries Inc., Ryerson Tull, Inc., The Scotts Company, Stewart & Stevenson Services, Inc., Teleflex Incorporated, Teradyne, Inc., The Toro Company and Valmont Industries, Inc.

In its August 2006 and 2007 salary reviews, the Committee determined that the salaries it established would achieve the Committee's goals described above. Salaries for two of the officers named in the Summary Compensation Table were set above the 75th percentile of comparable companies, the salary for one officer was within the 50th and 75th percentile and salaries for the two officers were below the 50th percentile.

Incentive Compensation

A. Economic Value Added Incentive Compensation Plan

Cash Bonuses. All officers and certain other salaried employees participate in the company's Economic Value Added Incentive Compensation Plan, which is referred to below as the EVA Plan. Target cash bonuses under the EVA Plan are determined by reference to bonus opportunities customarily provided by comparable companies to executives having similar responsibilities. For the executives named in the Summary Compensation Table, actual bonuses are calculated by comparing the company's actual EVA to its target EVA during the relevant performance period. Designated senior executives also receive one third of any positive balance in their Bonus Bank account at the end of the fiscal year.

For fiscal year 2008, the target bonus for Mr. Shiely as Chief Executive Officer was 100% of his base salary, 80% for Mr. Teske as Chief Operating Officer, and 60% for the other executives named in the Summary Compensation Table. The company's target EVA was negative $64.5 million, the actual EVA was negative $119.1 million, and the company performance factor as calculated in the EVA Plan was negative 1.02. As a result, no cash bonus was paid under the EVA Plan to any executive named in the Summary Compensation Table with respect to fiscal year 2008.

Bonus Bank Account Balances. The Bonus Bank applies to officers and other senior executives designated by the Compensation Committee under the EVA Plan. In summary, each designated executive receives annually one third of any positive balance in his or her Bonus Bank account in addition to any other bonus paid by the company.

The EVA Plan contains rules for calculating Bonus Bank account balances. The rules are summarized below in the Cash and Stock Awards section of the Compensation Tables. The rules require that EVA performance be sustained for several years to ensure full payout of accrued bonuses, while maintaining financial incentives for senior executives to exceed targeted performance when they have substantial Bonus Bank deficits.

On termination of employment due to death, disability or retirement, a participant's Bonus Bank account balance is paid to the terminating senior executive or his or her designated beneficiary or estate. Senior executives who voluntarily leave to accept employment elsewhere or who are terminated for cause forfeit any positive available account balance. A senior executive is not expected to repay negative balances upon termination or retirement.

At the end of fiscal year 2008, the Bonus Bank account balance for each executive named in the Summary Compensation Table was minus one times the executive's target bonus, and so no payments were made from the bank to any of the executives.

Stock Incentives. The Compensation Committee awards restricted stock, deferred stock and stock options to senior executives under a program designed to align the interests of the executives to the long-term consolidated financial results of the company. Restricted or deferred stock inculcates executives with a shareholder mindset, with particular focus on sustaining the value of the company. Stock options encourage a high performance focus on the upside of market performance.

The stock program provides that an executive can receive two stock awards each year: restricted and/or deferred stock equal in value to the executive's actual cash bonus under the EVA Plan for the completed fiscal year, and stock options equal in value to the executive's target bonus under the EVA Plan for the completed fiscal year. The exact number of stock options awarded is determined by dividing the dollar amount of each senior executive's target bonus under the EVA Plan by the Black-Scholes value of an option on a share of the company's common stock based on its fair market value on the date of the grant. The mix of stock incentives and their terms are intended to reduce the volatility of incentive compensation from year to year, increase stock ownership by senior executives, and relate restricted and deferred stock awards to the company's financial performance.

Restricted and deferred stock awards vest five years after the date of grant. Stock options have an exercise price set 10% above the fair market value of the company's stock on the date the stock option is granted. Stock options include incentive stock options, which are defined under and subject to Section 422 of the Internal Revenue Code, and non-qualified stock options. Stock options become exercisable three years after the date of grant and expire upon the optionee's termination of employment for cause, one year following termination of employment due to death, three years following termination due to retirement or disability, or three months after termination of employment for any other reason. However, in no event may any stock option continue longer than its maximum term set by the Compensation Committee at the time of grant, which is currently five years but in past years was seven years or ten years. Incentive stock options retain their status only if exercised within three months following termination of employment. The stock program caps aggregate stock awards to all executives for a year at 500,000 shares of restricted and deferred stock and 730,000 stock options, with any forced reduction in such awards carried forward to future years.

No executive named in the Summary Compensation Table received restricted or deferred stock under the EVA Plan in August 2007 or 2008. Each executive was awarded stock options in August 2007 and 2008. The terms of the options are described below in the Cash and Stock Awards section of the Compensation Tables.

B. Powerful Solution Incentive Compensation Plan

In August 2007 the Compensation Committee established the Powerful Solution Incentive Compensation Plan to supplement the EVA Plan. This new plan is referred to below as the Powerful Solution Plan. It provides financial incentives for designated key employees, including all the executives named in the Summary Compensation Table, to achieve specific performance goals in fiscal year 2008. The Committee believes that achievement of such goals will contribute to the long-term consolidated financial results of the company. Based on the extent to which such goals are achieved, a participant may receive an award not to exceed the value of his or her target bonus under the EVA Plan, with 50% of such award in cash and 50% in restricted or deferred stock.

The performance goals and target performance established for each executive named in the Summary Compensation Table are summarized in the tables below. The goals and targets were based on the company's business plan for fiscal year 2008. The company considers the details of this plan to be confidential and competitively sensitive information that would cause competitive harm to the company if disclosed. Accordingly, summaries of the goals and targets are being disclosed rather than the specific goals and targets. Each executive's goals and targets were set at the beginning of the fiscal year based on the company's business plan with the intent of being challenging but achievable. It was projected at the start of the year that most if not all participants would substantially achieve their target levels of performance.

A summary of the fiscal year 2008 performance goals and target performance that the Compensation Committee approved for Messrs. Shiely, Teske, Brenn and Savage under the Powerful Solution Plan is stated in the following table.

Business Group	Performance Goal	Target Performance
Engine Power (25%)	Restructure facilities	Project completion
	Reduce manufacturing costs	Cost reductions
	Increase purchases from low-cost suppliers	Percent of total cost
	Engine sales	Market share
Yard Power (25%)	Placement of products	Contribution margin
	Restructure facilities	Project completion
	Improve product quality	Product return rates
	Improve on-time delivery	Transit time
	Product development	New products
Home Power (25%)	Increase product placement	Gross margin
	Increase product margins	Gross margin
	Achieve cost reduction targets	Cost reductions
	Improve product quality and delivery	Percent improvement
	Revise product development process	Project completion
International Power (25%)	Placement of products	Gross margin
	Increase unit placement	Sales volume
	Rationalize overhead structure	Project completion
	Introduce new products	Project completion

After the close of fiscal year 2008, the Compensation Committee reviewed the degree to which the foregoing performance goals were achieved. The Committee determined that actual achievement equaled or exceeded the target for some goals and fell short of the target for other goals. More specifically:

Engine Power – Overall the goals as stated were achieved, and in some cases they were exceeded. The restructuring and transition of production from the Rolla, Missouri plant to Chinese and domestic operations met the targeted performance goals. Cost reduction targets and the target for purchases from low-cost suppliers were exceeded. The Group also increased market share during the year, which exceeded target performance goals.

Yard Power – Overall the goals as stated were achieved, and in some cases they were exceeded. The Group achieved placement of product at various retail locations. The restructuring of facilities was generally executed on plan. Product quality and on-time delivery goals were exceeded. Also, performance goals for the development of new products were exceeded.

Home Power – Overall the performance goal achievements were below target, but they were above threshold performance. Additional product placement goals were not achieved for certain products because the markets for these products declined. Margin improvement targets were not achieved due to general economic conditions. Performance goals for improving product quality and delivery were partially achieved. The Group achieved the target performance goal for revising the product development process and exceeded targeted goals for cost reductions.

International Power - Overall the performance goal achievements were slightly below target performance. The Group exceeded performance goals for rationalizing the overhead structure in the company's European operations. Performance goals for increasing unit placement for existing products and targets for introducing new products were achieved. The goals for placing new products were not achieved due to general market conditions.

Based on the foregoing, the Compensation Committee awarded each named executive 100% of his target award under the Powerful Solution Plan for fiscal year 2008. The value of the award to each named executive was as follows: Mr. Shiely $984,380, Mr. Brenn $229,802, Mr. Teske $394,172 and Mr. Savage $230,000. Half of the value of each award was paid in cash, and half was provided as restricted or deferred stock. The terms of the stock awards are discussed below in the Cash and Stock Awards section of the Compensation Tables.

Separate performance goals and target performance were established for Mr. Reitman because the focus of his job is sales and customer support rather than general management. A summary of the fiscal year 2008 performance goals and target performance that the Compensation Committee approved for Mr. Reitman under the Powerful Solution Plan is stated in the following table.

Business Group	Performance Goal	Target Performance
Engine Power (40%)	Engine sales	Market share
Yard Power (35%)	Placement of products	Contribution margin
Home Power (25%)	Placement of products	Gross margin

After the close of fiscal year 2008, the Compensation Committee reviewed the degree to which each of the foregoing performance goals had been achieved. The Committee determined that the sales goal for the Engine Power Group and the placement of products for the Yard Power Group were exceeded. The goal of placement of products for the Home Power Group was not achieved.

Based on the foregoing, the Compensation Committee awarded Mr. Reitman 100% of his target award under the Powerful Solution Plan for fiscal year 2008. The value of this award was $191,500. Half of the value of the award was paid in cash, and half was provided as restricted or deferred stock.

The Compensation Committee has decided to continue the Powerful Solution Plan for fiscal year 2009 with a modification in the form of awards. Any future awards under the plan will be made entirely in restricted or deferred stock rather than 50% in cash and 50% in stock. The Committee made this change in order to enhance the alignment of management with shareholders and promote the retention of key individuals.

Pensions and Other Benefits

Executives participate in a defined benefit retirement plan, supplemental executive retirement plan, tax qualified 401(k) plan, and supplemental defined contribution plan. The supplemental plans provide enhanced retirement benefits that are considered necessary to retain executives and maintain aggregate compensation at competitive levels. The principal terms of the retirement plans and supplemental defined contribution plan are described below.

Retirement Plans. The company maintains a defined benefit retirement plan covering officers and other employees, except for new employees and employees of subsidiary companies. Under the plan non-bargaining unit employees located in Wisconsin and other regional plant locations receive an annual pension payable on a monthly basis at retirement equal to 1.6% of the employee's average of the highest five years of compensation in the last ten calendar years of service prior to retirement multiplied by the number of years of credited service. Compensation taken into account in determining a pension includes salaries and bonuses. The amount of a pension is offset by 50% of Social Security payments. The Social Security offset is prorated if years of credited service are less than 30.

Company officers also participate in an unfunded plan that supplements benefits under the retirement plan. The supplemental plan provides officers with an additional 0.5% of compensation per year of credited service over that presently payable under the retirement plan. The Board of Directors amended the supplemental plan in August 2003 to provide Mr. Shiely with up to five additional years of credited service based on his tenure as CEO. In no event will a pension paid under the above-described plans exceed 70% of the employee's average monthly compensation as calculated in determining pension benefits.

Supplemental Defined Contribution Plan. Officers and key employees are eligible to participate in an unfunded nonqualified defined contribution plan that supplements the company's 401(k) plan and retirement plans. A participant may defer up to 75% of his or her salary and bonus. The plan ensures that the employer matching contribution for such deferrals is 100% of the participant's first 1% of contributions and 50% of the participant's next 5% of contributions. The plan also provides for automatic company contributions on behalf of newly-elected officers who are not eligible to participate in the retirement plans. These company contributions are (i) an annual contribution of 2% of the participant's salary and bonus and (ii) an annual contribution that increases over 20 years from 3% of the participant's salary and bonus to 8% of the participant's salary and bonus. The Board of Directors may also authorize a discretionary lump sum company contribution to the account of a participant. Deferrals and company contributions are credited to book entry accounts. Daily interest is accrued on the account balances at an interest rate equal to 80% of the then-current US Bank prime lending rate. Distributions are made in a single lump sum or 10 annual installments beginning on the later of a participant's retirement or age 62.

A trust has been established for deposit of the aggregate present value of the benefits provided to officers under the supplemental retirement plan and supplemental defined contribution plan upon a change in control of the company. The assets of the trust are subject to claims of the creditors of the company.

COMPENSATION TABLES

The following table shows salaries, bonuses, incentive awards, changes in the value of retirement benefits, and other compensation relating to fiscal years 2007 and 2008 for the Chief Executive Officer, Chief Financial Officer and the three other most highly compensated executives.

SUMMARY COMPENSATION TABLE

Name & Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)	Non-Equity Incentive Plan Compensation ($) (g)	Change in Pension Value & Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($) (i)	Total ($) (j)
J.S. Shiely	2008	$984,380	0	$ 21,477	$1,157,069	$492,190	$545,000	$66,954	$3,267,070
Chairman & CEO	2007	937,500	0	257,723	2,671,306	0	773,000	74,023	4,713,552
J.E. Brenn	2008	383,004	0	34,188	246,091	114,901	309,000	53,465	1,140,649
Sr. Vice Pres. & CFO	2007	365,004	0	34,188	554,930	0	350,000	47,253	1,351,375
T.J. Teske	2008	492,714	0	63,240	291,100	197,086	96,000	41,439	1,181,579
Pres. & COO	2007	469,170	0	63,240	379,925	0	87,000	34,049	1,033,384
T.R. Savage	2008	383,334	0	34,188	246,320	115,000	200,000	54,151	1,032,993
Sr. Vice Pres. - Administration	2007	365,004	0	34,188	558,134	0	211,000	48,401	1,216,727
W.H. Reitman	2008	319,166	0	14,306	139,914	95,750	76,000	30,739	675,875
Sr. Vice Pres. - Sales & Customer Support	2007	307,496	0	14,306	229,975	0	69,000	27,277	648,054

Columns (e) and (f): The reported amounts do not correspond to awards made in the referenced fiscal year or the actual value that will be recognized by the named executives. The reported amounts are the dollar amounts recognized by the company for financial statement reporting purposes in fiscal years 2008 and 2007 regardless of when the award was made, in accordance with Statement of Financial Accounting Standards No. 123R, *Share-Based Payment*. FAS No. 123R requires the company to recognize compensation expense for stock options and other stock-related awards granted to employees and directors based on the estimated fair value of the equity awards at the time of grant. The assumptions used to determine the valuation of the awards are discussed in note 11 to the consolidated financial statements.

Column (g): For performance in fiscal year 2008, cash awards were paid to each named executive in August 2008 under the Powerful Solution Plan. For fiscal year 2007, no named executive received a cash award under any incentive compensation plan.

Column (h): The reported amounts include changes in the present value of pension benefits for the relevant fiscal year. Earnings on account balances in the company's supplemental defined contribution plan are not included because the applicable interest rate is not above-market or preferential.

Column (i): Amounts include professional fees for financial advice, company matching contributions to 401(k) and nonqualified deferred compensation plans, premiums paid by the company for life insurance, dividends on restricted and deferred stock, and private use of the company plane by the CEO. Of these items, those exceeding $10,000 for fiscal year 2008 include company matching contributions of $15,521 for Mr. Teske; life insurance premiums paid by the company totaling $29,800 for Mr. Shiely, $26,614 for Mr. Brenn, $26,800 for Mr. Savage and $12,350 for Mr. Reitman; and dividends on deferred stock of $13,912 for Mr. Shiely. For fiscal year 2007, items exceeding $10,000 include company matching contributions of $10,700 to the nonqualified deferred compensation plan for Mr. Shiely; life insurance premiums paid by the company totaling $29,800 for Mr. Shiely, $26,614 for Mr. Brenn, $26,800 for Mr. Savage and $12,350 for Mr. Reitman; and dividends on deferred stock of $13,464 for Mr. Shiely.

Each named executive has an employment agreement and a change in control agreement with the company. However, none of these agreements affected the compensation paid to the named executives for fiscal year 2008 or 2007. All such compensation was calculated and paid pursuant to the company's compensation and benefit plans.

Cash and Stock Awards

The following tables show cash and stock awards made to the named executives in fiscal year 2008, their outstanding equity awards at the end of fiscal year 2008, and the gains attributable to stock options they exercised during fiscal year 2008. Executives are granted awards after the end of the fiscal year for which they are selected to participate in the EVA Plan or Powerful Solution Plan. The company's fiscal 2008 financial statements include expenses associated with stock option awards granted in August 2007 and cash awards paid out in August 2008. Expenses associated with restricted and deferred stock awards granted in August 2008 are included in the company's financial statements beginning in fiscal year 2009.

Cash Award Calculations under EVA Plan. The accrued bonus for a participant is calculated at the end of a fiscal year by multiplying the executive's target bonus by performance factors. Thirty percent of the accrued bonus is the target bonus multiplied by the company performance factor. Seventy percent is the target bonus multiplied by an individual performance factor (with no more than 15% of the accrued bonus attributable to non-quantifiable individual performance factors).

The company performance factor is measured by comparing the company's actual EVA for a fiscal year to the target EVA for the same year. Target EVA for a fiscal year is the average of the target EVA for the prior year and actual EVA for the prior year. This methodology has been used consistently since 1992 to determine each year's target EVA. The methodology is appropriate for use in determining executive compensation because it is objective and predictable, it adjusts the target EVA each year based on actual financial results, and it requires that actual EVA achieve a threshold in order for target bonuses to be paid.

The individual performance factor for each participant is the weighted average of one or more quantifiable or non-quantifiable factors called supporting performance factors. Supporting performance factors are measured by an achievement percentage continuum that generally ranges from 0% to 150% of the individual goal to be achieved and is enumerated from 0.5 to 1.5 based on this range. If approved by the Compensation Committee, supporting performance factors do not have a ceiling if they are the same as the company performance factor or if they are based on the EVA of a division of the company.

Once an accrued bonus is calculated, the amount of an accrued bonus up to a participant's target bonus is paid to the participant, the portion of an accrued bonus that exceeds the target bonus is credited to the participant's Bonus Bank account balance, and a negative accrued bonus is debited to the participant's Bonus Bank account balance. In addition, when the deficit in an executive's Bonus Bank balance is more than 50% of the amount by which the accrued bonus exceeds the target bonus, the executive receives one half of the excess as a cash bonus. The remaining one half is applied to reduce the deficit in the Bonus Bank. There is an upper limit on the accrued bonus of each participant (three times the dollar amount of the participant's target bonus, subject to a $3 million cap approved by shareholders in October 2004), and a floor on a participant's Bonus Bank account balance (not less than negative one times the dollar amount of the participant's target bonus).

Cash Award Calculations under Powerful Solution Plan. The cash award for a participant in the Powerful Solution Plan is 50% of his or her total award under the plan. The total award is calculated at the end of a fiscal year by multiplying the participant's target award under the EVA Plan by a performance rating. The performance rating is the product of the weight assigned to each of the participant's performance goals for the year multiplied by the year-end performance factor for each goal as determined by the participant's manager.

Stock Option Calculations under EVA Plan. The grant date fair values of stock options granted on August 14, 2007 and August 19, 2008 were determined using the Black-Scholes model. The exercise price was 110% of the fair market value of the company's common stock on those dates, with the market price calculated as the mean between the highest and lowest reported sales price on the New York Stock Exchange on such dates. The assumptions made in the valuation of the options granted in August 2007 include an exercise price of $30.811 per share, a fair market value of the stock on the grant date of $28.01, an option term of five years, an interest rate of 4.47%, a monthly stock price volatility of 26.4%, and cumulative dividends of $0.88 per share paid in the year prior to the grant. The assumptions made in the valuation of the options granted in August 2008 include an exercise price of $14.828 per share, a fair market value of the stock on the grant date of $13.48, an option term of five years, an interest rate of 3.11%, a monthly stock price volatility of 28.085%, and cumulative dividends of $0.88 per share paid in the year prior to the grant. The 2007 and 2008 options have a two-year exercise period that begins on the third anniversary of their grant date and expires on August 31 five years after their grant date.

Restricted/Deferred Stock Calculations under EVA Plan. The number of shares for each award is calculated by dividing the executive's bonus for the relevant fiscal year by the fair market value of the company's common stock on the grant date of the award. Restricted and deferred stock vests five years after their grant date. The vesting date is not accelerated by early or regular retirement, except in extraordinary circumstances approved by the Compensation Committee. If an executive resigns his or her employment prior to the vesting date, the restricted or deferred stock is forfeited. Cash dividends are paid on restricted stock during the vesting period. Holders of deferred stock awards are credited with additional shares of deferred stock in lieu of cash dividends.

Restricted/Deferred Stock Calculations under Powerful Solution Plan. The dollar amount of the restricted and/or deferred shares awarded to a participant is 50% of the participant's total award under the plan. Calculation of the total award is described above. Once the total award is determined, the number of restricted or deferred shares awarded to a participant is calculated by dividing 50% of the amount of the total award by the fair market value of the company's common stock on the date of grant. Other terms and conditions of the stock award are stated above.

GRANTS OF PLAN-BASED AWARDS IN FISCAL YEAR 2008

Name (a)	Selection Date (b)	Grant Date (c)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards: Threshold ($) (d)	Target ($) (e)	Maximum ($) (f)	Estimated Future Payouts Under Equity Incentive Plan Awards: Threshold ($) (g)	Target ($) (h)	Maximum ($) (i)	All Other Option Awards: Number of Securities Underlying Options (#) (j)	Exercise or Base Price of Option Awards ($/Share) (k)	Grant Date Fair Value of Stock & Options Awards ($) (l)
J.S. Shiely											
EVA Plan											
Cash Award	4/17/07	8/19/08	$(984,380)	$984,380	$2,953,140						
Option Award	4/18/06	8/14/07							176,550	$30.811	$683,249
PS Plan											
Cash Award	8/7/07	8/19/08	0	492,190	492,190						
Stock Award	8/7/07	8/19/08				0	$492,190	$492,190			492,190
J.E. Brenn											
EVA Plan											
Cash Award	4/17/07	8/19/08	(229,802)	229,802	689,406						
Option Award	4/18/06	8/14/07							41,240	$30.811	159,599
PS Plan											
Cash Award	8/7/07	8/19/08	0	114,901	114,901						
Stock Award	8/7/07	8/19/08				0	114,901	114,901			114,901
T.J. Teske											
EVA Plan											
Cash Award	4/17/07	8/19/08	(394,171)	394,171	1,182,513						
Option Award	4/18/06	8/14/07							70,680	$30.811	273,532
PS Plan											
Cash Award	8/7/07	8/19/08	0	197,086	197,086						
Stock Award	8/7/07	8/19/08				0	197,086	197,086			0
T.R. Savage											
EVA Plan											
Cash Award	4/17/07	8/19/08	(230,000)	230,000	690,000						
Option Award	4/18/06	8/14/07							41,240	$30.811	159,599
PS Plan											
Cash Award	8/7/07	8/19/08	0	115,000	115,000						
Stock Award	8/7/07	8/19/08				0	115,000	115,000			115,000
W.H. Reitman											
EVA Plan											
Cash Award	4/17/07	8/19/08	(191,500)	191,500	574,500						
Option Award	4/18/06	8/14/07							34,750	$30.811	134,483
PS Plan											
Cash Award	8/7/07	8/19/08	0	95,750	95,750						
Stock Award	8/7/07	8/19/08				0	95,750	95,750			0

Column (b): The Selection Date is the day prior to or soon after the start of a fiscal year when the Compensation Committee designated the executive as a participant in the EVA Plan and Powerful Solution or PS Plan.

Column (c): The Grant Date is the day after the end of a fiscal year when a cash award was paid to an executive, or stock options, restricted stock or deferred stock were issued to an executive.

Columns (d) thru (i): Under the EVA Plan, the amounts in these columns are without regard to the executive's pre-existing Bonus Bank account balance carried over from the preceding fiscal year. The Threshold is the deduction from an executive's Bonus Bank account balance that would have occurred if the company performance factor had been minus 1, the Target is the cash award the executive would have received if the company performance factor had been 1, and the Maximum is the sum of the cash award the executive would have received for the year and the additional amount that would have been credited to the executive's Bonus Bank account balance if the company performance factor had been 3 or more. In fact, each named executive had a negative Bonus Bank balance at the start of fiscal year 2008, and the negative balance was further increased at the end of the year due to a negative company performance factor for fiscal year 2008. Under the Powerful Solution Plan, the Threshold is the cash award the executive would have received if his achievement rating with respect to his goals had been 0%, and the Target and Maximum is the cash award the executive would have received if his achievement had been 100% or more.

Columns (j) thru (l): Under the EVA Plan, each named executive was issued stock options in August 2007 in an amount equal to his target bonus for the completed fiscal year 2007. Under the PS Plan, each named executive received a cash award and restricted or deferred stock in August 2008.

OUTSTANDING EQUITY AWARDS AT 2008 FISCAL YEAR-END

Name (a)	Option Awards				Stock Awards			
	No. of Securities Underlying Unexercised Options Exercisable (#) (b)	No. of Securities Underlying Unexercised Options Unexercisable (#) (c)	Option Exercise Price ($/Share) (d)	Option Expiration Date (e)	No. of Shares or Units of Stock That Have Not Vested (#) (f)	Market Value of Shares or Units of Stock That Have Not Vested ($) (g)	Equity Incentive Plan Awards: No. of Unearned Shares, Units or Other Rights That Have Not Vested (#)(h)	Equity Incentive Plan Awards Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (i)
J.S. Shiely	92,540		$24.595	8/7/08	16,333	$212,492	37,832	$492,190
	79,920		23.345	8/13/09				
	242,240		30.440	8/15/13				
	348,560		36.680	8/13/14				
		105,721	38.830	8/16/10				
		161,360	29.865	8/15/11				
		176,550	30.811	8/31/12				
J.E. Brenn	41,680		24.595	8/7/08	6,000	78,060	8,832	114,901
	19,920		23.345	8/13/09	4,011	52,183		
	45,940		30.440	8/15/13				
	83,020		36.680	8/13/14				
		25,910	38.830	8/16/10				
		37,930	29.865	8/15/11				
		41,240	30.811	8/31/12				
T.J. Teske	18,180		24.595	8/7/08	6,000	78,060	15,149	197,086
	9,740		23.345	8/13/09	4,155	54,057		
	22,780		30.440	8/15/13				
	55,600		36.680	8/13/14				
		20,264	38.830	8/16/10				
		59,570	29.865	8/15/11				
		70,680	30.811	8/31/12				
T.R. Savage	45,720		24.595	8/7/08	6,000	78,060	8,839	115,000
	19,980		23.345	8/13/09	3,662	47,643		
	46,420		30.440	8/15/13				
	83,700		36.680	8/13/14				
		26,202	38.830	8/16/10				
		37,990	29.865	8/15/11				
		41,240	30.811	8/31/12				
W.H. Reitman	3,060		24.595	8/7/08	2,046	26,618	7,360	95,750
	15,160		23.345	8/13/09				
	31,960		30.440	8/15/13				
	38,040		36.680	8/13/14				
		12,166	38.830	8/16/10				
		22,570	29.865	8/15/11				
		34,750	30.811	8/31/12				

Column (b): Options that expire in 2008 vested on August 7, 2004; options that expire in 2009 vested on August 13, 2005; options that expire in 2013 vested on August 15, 2006; and options that expire in 2014 vested on August 13, 2007.

Column (c): Options that expire in 2010 vested on August 16, 2008; options that expire in 2011 will vest on August 15, 2009; and options that expire in 2012 will vest on August 14, 2010.

Column (f): Restricted stock awarded in 2003 vested on August 15, 2008; and restricted and deferred stock awarded in 2005 will vest on August 16, 2010.

Column (g): Based on the $13.01 per share closing price of a share of the company's common stock as of the last business day of fiscal year 2008.

Column (h) and (i): The amounts in these columns are the portion of the executive's target award that he would have received in August 2008 in restricted or deferred stock under the Powerful Solution Plan if he had achieved 100% of his performance goals for fiscal year 2008.

OPTION EXERCISES AND STOCK VESTED DURING FISCAL YEAR 2008

	Option Awards		Stock Awards	
Name	No. of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	No. of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
J.S. Shiely	22,000	$130,039	0	0
J.E. Brenn	0	0	0	0
T.J. Teske	5,474	28,300	0	0
T.R. Savage	5,474	39,933	0	0
W.H. Reitman	0	0	0	0

Pensions and Other Benefits

The company provides officers with pension benefits under a defined benefit retirement plan and a supplemental retirement plan. The increase in the value of these benefits that occurred during fiscal year 2008 for each named executive is shown in the following table.

PENSION BENEFITS FOR FISCAL YEAR 2008

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
J.S. Shiely	Retirement Plan		$1,175,000	
	Supplemental Executive Retirement Plan		3,773,000	
	Total	22.124	4,948,000	0
J.E. Brenn	Retirement Plan		1,444,000	
	Supplemental Executive Retirement Plan		1,836,000	
	Total	29.935	3,280,000	0
T.J. Teske	Retirement Plan		149,000	
	Supplemental Executive Retirement Plan		274,000	
	Total	12.100	423,000	0
T.R. Savage	Retirement Plan		651,000	
	Supplemental Executive Retirement Plan		994,000	
	Total	16.297	1,645,000	0
W.H. Reitman	Retirement Plan		317,000	
	Supplemental Executive Retirement Plan		265,000	
	Total	15.384	582,000	0

The amounts in the preceding table show the present value of accumulated benefits as of June 29, 2008. The amounts were calculated using RP2000 male mortality rates and a discount rate of 7.0%. Material assumptions used in determining values include that the beneficiaries receive life only annuities at the earliest age at which unreduced benefits are payable (age 62 or 30 years of service), and that no beneficiary dies prior to retirement. For more detailed assumptions used in this calculation see the Pensions and Other Benefits section of the Compensation Discussion and Analysis. As CEO, Mr. Shiely receives one year of additional credited service on July 1, 2007, 2008, 2009, 2010 and 2011 in accordance with an amendment to the company's supplemental executive retirement plan that was approved by the Board of Directors in August 2003 as an incentive to encourage his retention as CEO. None of the dates for crediting additional service fall within fiscal year 2008. No other officers have received such benefits.

* * * * *

The following table shows contributions and earnings during fiscal year 2008 and fiscal year-end balances in the company's nonqualified deferred compensation plan for each named executive. An executive may defer under the plan up to 75% of his or her salary and bonus, reduced by any deferrals under the company's 401(k) plan. Company contributions to a participant's account are described in the Pensions and Other Benefits section of the Compensation Discussion and Analysis. Distributions are made in a single lump sum or 10 annual installments beginning on the later of a participant's retirement or age 62.

NONQUALIFIED DEFERRED COMPENSATION FOR FISCAL YEAR 2008

Name (a)	Executive Contributions in Last Fiscal Year ($) (b)	Registrant Contributions in Last Fiscal Year ($) (c)	Aggregate Earnings in Last Fiscal Year ($) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last Fiscal Year End ($) (f)
J.S. Shiely	$ 0	$ 0	$38,362	0	$758,597
J.E. Brenn	90,909	9,077	29,524	0	657,717
T.J. Teske	27,738	15,521	3,687	0	107,368
T.R. Savage	36,183	9,091	16,051	0	351,915
W.H. Reitman	11,245	6,329	3,924	0	92,121

Column (b): Amounts reported as executive contributions are included in the Salary column of the Summary Compensation Table. These amounts include the following contributions by the executive related to compensation earned in fiscal year 2008 and deferred subsequent to the end of fiscal year 2008. Mr. Shiely $0; Mr. Brenn $24,129; Mr. Teske $11,825; Mr. Savage $11,500 and Mr. Reitman $5,745.

Column (c): The company contributes an amount equal to 100% of the executive's first 1% of contributions and 50% of the executive's next 5% of contributions. Amounts reported as Registrant Contributions are included in the Other Compensation column of the Summary Compensation Table. These amounts include the following contributions by the company related to compensation earned in fiscal year 2008 and paid subsequent to the end of fiscal year 2008. Mr. Shiely $0; Mr. Brenn $4,022; Mr. Teske $6,898; Mr. Savage $4,025 and Mr. Reitman $3,351.

Column (f): Account balances accrue interest daily at a rate equal to 80% of the US Bank prime lending rate. The aggregate balances include the following amounts that were previously reported as compensation for the named executives in the Summary Compensation Table for previous years: Mr. Shiely $598,664, Mr. Brenn $447,972, Mr. Teske $40,991, Mr. Savage $282,393 and Mr. Reitman $7,800.

AGREEMENTS WITH EXECUTIVES

The company has an employment agreement and a change in control agreement with each of the executives named in the Summary Compensation Table and other officers of the company. The principal terms of these agreements are described below.

Employment Agreements. Each officer has a two-year employment agreement with the company. The agreement automatically extends for an additional year each January 1 unless either party gives a 30-day notice that the agreement will not be renewed.

Under the agreement, the officer agrees to perform the duties that may be assigned by the company from time to time. The officer also agrees for a period of two years following termination of employment for any reason to keep company information confidential, not to compete with the company and not to solicit the company's employees for employment. The company agrees to pay the officer a salary of not less than that of the previous year and to provide fringe benefits that are provided to all other salaried employees in comparable positions. In the event of a termination other than for cause, the officer's salary and fringe benefits (but not bonus or long-term incentive compensation) are continued for the remaining term of the agreement.

Assuming the executives named in the Summary Compensation Table were terminated other than for cause on June 27, 2008 (the last business day of fiscal year 2008), each executive would have been entitled to continue to receive a base salary through December 31, 2009 and the same medical plan coverage that would have been available to other salaried employees. The aggregate amount of the salary continuation payments that would have been made to each executive are: Mr. Shiely $1,488,375, Mr. Brenn $579,000, Mr. Teske $744,975, Mr. Savage $579,600 and Mr. Reitman $481,500. The value of continued medical plan coverage for each executive would be $21,851.

The employment agreements terminate upon an officer's death or disability. In the event of an officer's disability, the officer will continue to receive compensation for six months following termination, reduced by any disability payments which the officer is entitled to receive. The payments that would have been made to each executive, assuming a termination for disability on June 27, 2008, are as follows: Mr. Shiely $496,125, Mr. Brenn $193,000, Mr. Teske $248,325, Mr. Savage $193,200 and Mr. Reitman $160,500.

The officers are not entitled to a death benefit under the employment agreement, but the company's executive life insurance plan provides a death benefit equal to two times the officer's annual base salary. The death benefits that would have been paid with respect to each executive, assuming the executive died on June 27, 2008, are as follows: Mr. Shiely $1,984,500, Mr. Brenn $772,000, Mr. Teske $993,300, Mr. Savage $772,800 and Mr. Reitman $642,000.

An officer's termination of employment due to death or disability results in the immediate vesting of all stock options, restricted stock and deferred stock. Restricted stock and deferred stock are not forfeited in the event of an officer's retirement, but continue to vest in accordance with the terms of the grants to which they relate. An executive who retires may request that the Compensation Committee vest the executive's options upon retirement, and such a request is normally granted. The value of the unvested stock options, restricted stock and deferred stock for each executive as of June 27, 2008 was Mr. Shiely $212,084, Mr. Brenn $129,993, Mr. Teske $131,863, Mr. Savage $125,461 and Mr. Reitman $26,567, based upon the same assumptions used to calculate change in control payments.

Change in Control Agreements. Each officer has a change in control agreement with the company. The agreement becomes effective upon a defined change in control of Briggs & Stratton, or if the officer's employment is terminated upon or in anticipation of such a change in control, and automatically supersedes any existing employment agreement. A change in control is defined to mean the acquisition of 20 percent or more of the company's voting securities by any person in certain circumstances, replacement of a majority of the directors of the company in certain circumstances, shareholder approval and consummation of certain mergers, or a liquidation or sale of the company's assets.

The change in control agreement ensures the continuation of each officer's employment following a change in control on a basis equivalent to the officer's employment immediately prior to such change in terms of position, duties, compensation and benefits, as well as specified payments upon termination following a change in control. If during the employment term (three years from the change in control) the officer is terminated other than for cause or if the officer voluntarily terminates his or her employment for good reason or during a 30-day window period one year after a change in control, the officer is entitled to specified severance benefits. These benefits consist of:

(1) a lump sum equal to the officer's accrued salary and bonus for the current year, plus three times the officer's current annual salary and highest annual bonus (which is the greater of the most recent annual bonus received by the officer and the average of the top three bonuses received by the officer over the past five years),

(2) the present value of a three-year enhancement of service under the Retirement Plan and Supplemental Executive Retirement Plan,

(3) continuation of benefits for three years after termination of employment under the company's welfare benefit plans, including without limitation medical, prescription, dental, disability, salary continuance, employee life, group health, accidental death and travel insurance,

(4) outplacement services selected by the officer,

(5) any benefits the officer is eligible to receive under any other plan, program, policy, practice or contract of the company,

(6) a "gross-up" payment that will reimburse the officer for any amounts paid under federal excise taxes, and

(7) immediate vesting of all outstanding stock options, restricted stock and deferred stock pursuant to the company's Incentive Compensation Plan upon a change in control.

If the change in control agreements had become effective on June 27, 2008, the officers named in the Summary Compensation Table would have been entitled to receive the following amounts:

CHANGE IN CONTROL PAYMENTS

Name	Severance Payment	Pension Enhancements	Outplacement Services	Tax Gross Up	Early Stock Vesting	Other Benefits	Total
J.S. Shiely	$5,413,485	$162,000	$12,000	$2,204,176	$212,084	$313,695	$8,317,440
J.E. Brenn	1,709,142	137,000	12,000	800,324	129,993	193,008	2,981,467
T.J. Teske	1,897,566	27,000	12,000	873,766	131,863	156,213	3,098,408
T.R. Savage	1,715,499	190,000	12,000	826,590	125,461	183,630	3,053,180
W.H. Reitman	1,259,883	38,000	12,000	524,513	26,567	141,996	2,002,959

The Pension Enhancements values in the preceding table show the increase in the present value of each named executive's accumulated retirement benefit under the company's non-qualified retirement plan if a defined change of control had occurred on June 27, 2008. The valuation assumes a three-year addition to each executive's credited years of service, survival of each executive until he reaches the earlier of age 62 or 30 years of service, and payment of a life-only annuity. The valuation is based on male mortality tables for 2000 and a discount rate of 6.25%.

In the Early Stock Vesting column the value of accelerating the exercise date of stock options was determined for options that were not exercisable on June 27, 2008 but were in the money on that date. The number of such options was multiplied by the difference between the market price of the stock on June 27, 2008 and the exercise price of the options. The value of accelerating the vesting date of restricted and deferred stock was calculated by multiplying the number of such shares that were subject to restrictions on June 27, 2008 by the fair market value of the company's common stock on that date.

The amounts in the Other Benefits column consist of the following for each of the executives named in the Summary Compensation Table:

	Deferred Compensation	Life Insurance	Financial Planning	Medical Insurance	Company Plane (a)	Total
J.S. Shiely	$27,591	$89,400	$15,000	$43,704	$138,000	$313,695
J.E. Brenn	54,462	79,842	15,000	43,704	0	193,008
T.J. Teske	72,354	25,155	15,000	43,704	0	156,213
T.R. Savage	44,526	80,400	15,000	43,704	0	183,630
W.R. Reitman	46,242	37,050	15,000	43,704	0	141,996

(a) Under the company's aircraft policy Mr. Shiely is allowed a limit of 20 hours per calendar year for private use of the company plane. The amount listed above represents the estimated incremental cost to the Company for three years of benefits under this policy. The estimated cost was derived by multiplying 20 hours/year of plane use by $2,300/hour to cover the cost of fuel, oil, maintenance and engine replacement.

DIRECTOR COMPENSATION

Effective October 2007, each nonemployee director receives an annual retainer fee of $150,000 payable 50% in cash and 50% in deferred stock. In addition, the chairman of the Audit Committee receives $10,000 annually in deferred stock, the chairmen of the Compensation Committee and Nominating & Governance Committee each receives $7,500 annually in deferred stock, and each member of the Audit Committee receives $5,000 annually in deferred stock. Before October 2007, nonemployee directors received a $40,000 annual retainer fee, an annual grant of 400 shares of common stock and options on 4,000 shares of common stock, a fee of $1,500 for each meeting attended, a fee of $250 for participation in written consent resolutions, and annual retainers of $5,000 for the chairmen of the Audit, Compensation, and Nominating & Governance Committees.

Deferred stock is granted to directors in August of each year, with the first grant occurring in August 2008. The stock is credited to the account of each nonemployee director under the Deferred Compensation Plan for Directors. The stock vests when the director leaves the Board of Directors. In addition, a nonemployee director may elect under the plan to defer receipt of all or a portion of any cash compensation until the director attains the age of 73 years. Cash deferred amounts can be (1) credited with interest quarterly at 80% of the prevailing prime rate, or (2) converted into common share units based on the deferral date closing price of the company's common stock. Share balances in a director's account are credited with additional shares of stock in lieu of cash dividends. Deferred stock is distributed in shares of unrestricted stock, common share units may be distributed in cash or stock at the election of the director, and all other distributions are paid in cash.

Nonemployee directors receive $150,000 of coverage under the company's Business Travel Accident Plan while on corporate business and up to $10,000 annually of company products and products powered by the company's engines. Directors purchase these products at retail, and the company reimburses them for the purchase price and also compensates directors for the applicable federal tax liability associated with the reimbursement. The amount of the reimbursement and tax payment is included in each director's taxable income.

The following table shows the compensation paid by the company in fiscal years 2008 to each nonemployee director. Mr. Shiely's compensation is shown in the Summary Compensation Table.

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (c)	Option Awards ($) (d)	Non-Equity Incentive Plan Compensation (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (f)	All Other Compensation ($) (g)	Total ($) (h)
W.F. Achtmeyer	$84,000	$11,172	$26,934	0	0	$ 1,760	$123,866
M.E. Batten	82,500	11,172	26,934	0	0	13,936	134,542
D.L. Burner	81,000	5,204	26,934	0	0	11,350	124,488
M.K. Bush	87,000	11,172	23,569	0	0	23,798	145,539
K.R. McLoughlin	79,500	11,172	6,465	0	0	352	97,489
R.J. O'Toole	84,000	11,172	26,934	0	0	2,992	125,098
C.I. Story	85,500	11,172	26,934	0	0	2,992	126,598
B.C. Walker	82,500	11,172	26,934	0	0	5,804	126,410

Column (b): Fees include all cash payments made during fiscal year 2008 under the compensation arrangements in effect before and after October 2007.

Column (c): Each nonemployee director was granted 400 unrestricted shares of the company's common stock in August 2007. Mr. Burner elected to defer his stock grant under the Deferred Compensation Plan for Directors. The assumptions used to determine the valuation of his stock grant are discussed in note 11 to the consolidated financial statements.

Column (d): Amounts are the expenses recorded in the company's 2008 financial statements under FAS No. 123R for stock options awarded for that year and prior years. An option award of 4,000 shares of the company's common stock was made to each nonemployee director in August 2007. The FAS 123R value on date of grant was $15.480 per share. Outstanding option awards held by the above directors are: Messrs. Achtmeyer 22,000 shares; Batten 26,000 shares; Burner 26,000 shares; McLoughlin 4,000 shares; O'Toole 26,000 shares; Story 26,000 shares; Walker 26,000 shares and Ms. Bush 12,000 shares. The assumptions used to determine the valuation of the awards are discussed in note 11 to the consolidated financial statements.

Column (g): Includes payments made to each director to reimburse the purchase of company products and the related federal tax liability. Amounts shown may exceed the $10,000 limit because the limit is applied on a calendar year rather than fiscal year basis, and the amounts shown include payment for taxes.

Equity Compensation Plan Information

The following table gives aggregate information under all equity compensation plans of Briggs & Stratton as of June 29, 2008.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in 1st column)
Equity compensation plans approved by security holders	4,060,895 (1)	$31.96	6,383,735 (2)
Equity compensation plans not approved by security holders	–	n/a	–
Total	4,060,895	$31.96	6,383,735

(1) Represents options, restricted stock and deferred stock granted under Briggs & Stratton's Stock Incentive Plan and Incentive Compensation Plan. Of this amount, 2,449,230 were awarded under the Briggs & Stratton Stock Incentive Plan, which terminated effective October 29, 2004. The remaining 1,611,665 awards were granted under the Briggs & Stratton Incentive Compensation Plan, which was approved by shareholders, effective October 29, 2004.

(2) Represents securities available for future issuance under the Briggs & Stratton Incentive Compensation Plan. Under the Briggs & Stratton Stock Incentive Plan, no securities remain available for future issuance.

ANNUAL REPORT TO THE SECURITIES AND EXCHANGE COMMISSION ON FORM 10-K

Briggs & Stratton is required to file an annual report on Form 10-K with the Securities and Exchange Commission. A copy of Form 10-K for the fiscal year ended June 29, 2008 accompanies this proxy statement. Requests for additional copies should be directed to Carole Ford, Shareholder Relations, Briggs & Stratton Corporation, P.O. Box 702, Milwaukee, Wisconsin 53201.

SHAREHOLDER PROPOSALS

Proposals that shareholders intend to present at the 2009 annual meeting must be received at Briggs & Stratton's principal executive offices no earlier than July 2, 2009 and no later than July 27, 2009, in order to be presented at the meeting and must be in accordance with the requirements of the Bylaws of Briggs & Stratton. Shareholder proposals must be received by May 13, 2009 to be considered for inclusion in the proxy material for that meeting under the SEC's proxy rules.

BY ORDER OF THE BOARD OF DIRECTORS
BRIGGS & STRATTON CORPORATION

Robert F. Heath, Secretary

Wauwatosa, Wisconsin
September 10, 2008

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)

[✓] ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended JUNE 29, 2008

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 1-1370

BRIGGS & STRATTON CORPORATION
(Exact name of registrant as specified in its charter)

A Wisconsin Corporation	39-0182330
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
12301 WEST WIRTH STREET WAUWATOSA, WISCONSIN	53222
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: 414-259-5333

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock (par value $0.01 per share)	New York Stock Exchange
Common Share Purchase Rights	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ✓ No ____

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ____ No ✓

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ✓ No ____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [✓]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ✓ Accelerated filer ____ Smaller reporting company ____

Non-accelerated filer ____ (Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ____ No ✓

The aggregate market value of Common Stock held by nonaffiliates of the registrant was approximately $1.08 billion based on the reported last sale price of such securities as of December 28, 2007, the last business day of the most recently completed second fiscal quarter.

Number of Shares of Common Stock Outstanding at August 25, 2008: 49,812,479.

DOCUMENTS INCORPORATED BY REFERENCE

Document	Part of Form 10-K Into Which Portions of Document are Incorporated
Proxy Statement for Annual Meeting on October 15, 2008	Part III

The Exhibit Index is located on page 62.

BRIGGS & STRATTON CORPORATION
FISCAL 2008 FORM 10-K
TABLE OF CONTENTS

Cautionary Statement on Forward-Looking Statements

This release contains certain forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those projected in the forward-looking statements. The words "anticipate", "believe", "estimate", "expect", "forecast", "intend", "may", "objective", "plan", "project", "seek", "think", "will", and similar expressions are intended to identify forward-looking statements. The forward-looking statements are based on the Company's current views and assumptions and involve risks and uncertainties that include, among other things, the ability to successfully forecast demand for our products and appropriately adjust our manufacturing and inventory levels; changes in our operating expenses; changes in interest rates; the effects of weather on the purchasing patterns of consumers and original equipment manufacturers (OEMs); actions of engine manufacturers and OEMs with whom we compete; the seasonal nature of our business; changes in laws and regulations, including environmental, tax, pension funding and accounting standards; work stoppages or other consequences of any deterioration in our employee relations; work stoppages by other unions that affect the ability of suppliers or customers to manufacture; acts of war or terrorism that may disrupt our business operations or those of our customers and suppliers; changes in customer and OEM demand; changes in prices of raw materials and parts that we purchase; changes in domestic economic conditions, including housing starts and changes in consumer disposable income and sentiment; changes in foreign economic conditions, including currency rate fluctuations; the actions of customers of our OEM customers; the ability to bring new productive capacity on line efficiently and with good quality; the ability to successfully realize the maximum market value of assets that may require disposal if products or production methods change; new facts that come to light in the future course of litigation proceedings which could affect our assessment of those matters; and other factors that may be disclosed from time to time in our SEC filings or otherwise, including the factors discussed in Item 1A, Risk Factors, of the Company's Annual Report on Form 10-K and in its periodic reports on Form 10-Q. Some or all of the factors may be beyond our control. We caution you that any forward-looking statement reflects only our belief at the time the statement is made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made.

PART I

ITEM 1. BUSINESS

Briggs & Stratton (the "Company") is the world's largest producer of air cooled gasoline engines for outdoor power equipment. Briggs & Stratton designs, manufactures, markets and services these products for original equipment manufacturers (OEMs) worldwide. These engines are aluminum alloy gasoline engines with displacements ranging from 31 cubic centimeters to 993 cubic centimeters.

Additionally, through its wholly owned subsidiary, Briggs & Stratton Power Products Group, LLC, Briggs & Stratton is a leading designer, manufacturer and marketer of generators (portable and home standby), pressure washers, air compressors, snow throwers, lawn and garden powered equipment (riding and walk behind mowers, tillers, chipper/shredders, leaf blowers and vacuums) and related accessories.

Briggs & Stratton conducts its operations in two reportable segments: Engines and Power Products. Further information about Briggs & Stratton's business segments is contained in Note 6 of the Notes to Consolidated Financial Statements.

The Company's Internet address is www.briggsandstratton.com. The Company makes available free of charge (other than an investor's own Internet access charges) through its Internet website the Company's Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as soon as reasonably practicable after it electronically files such material with, or furnishes such material to, the Securities and Exchange Commission. Charters of the Audit, Compensation, Nominating and Governance Committees; Corporate Governance Guidelines and code of business conduct and ethics contained in the Briggs & Stratton Business Integrity Manual are available on the Company's website and are available in print to any shareholder upon request to the Corporate Secretary.

Engines

General

Briggs & Stratton's engines are used primarily by the lawn and garden equipment industry, which accounted for 82% of the segment's fiscal 2008 engine sales to OEMs. Major lawn and garden equipment applications include walk-behind lawn mowers, riding lawn mowers, garden tillers and snow throwers. The remaining 18% of engine sales to OEMs in fiscal 2008 were for use on products for industrial, construction, agricultural and other consumer applications, that include generators, pumps and pressure washers. Many retailers specify Briggs & Stratton's engines on the powered equipment they sell, and the Briggs & Stratton name is often featured prominently on a product despite the fact that the engine is only a component.

In fiscal 2008, approximately 33% of Briggs & Stratton's Engines Segment net sales were derived from sales in international markets, primarily to customers in Europe. Briggs & Stratton serves its key international markets through its European regional office in Switzerland, its distribution center in the Netherlands and sales and service subsidiaries and offices in Australia, Austria, Brazil, Canada, China, the Czech Republic, England, France, Germany, Italy, Japan, Mexico, New Zealand, Poland, Russia, South Africa, Spain, Sweden and the United Arab Emirates. Briggs & Stratton is a leading supplier of gasoline engines in developed countries where there is an established lawn and garden equipment market. Briggs & Stratton also exports engines to developing nations where its engines are used in agricultural, marine, construction and other applications. More detailed information about our foreign operations is in Note 6 of the Notes to Consolidated Financial Statements.

Briggs & Stratton engines are sold primarily by its worldwide sales force through direct calls on customers. Briggs & Stratton's marketing staff and engineers in the United States provide support and technical assistance to its sales force.

Briggs & Stratton also manufactures replacement engines and service parts and sells them to sales and service distributors. Briggs & Stratton owns its principal international distributors. In the United States the distributors are independently owned and operated. These distributors supply service parts and replacement engines directly to independently owned, authorized service dealers throughout the world. These distributors and service dealers implement Briggs & Stratton's commitment to reliability and service.

Customers

Briggs & Stratton's engine sales are made primarily to OEMs. Briggs & Stratton's three largest external engine customers in fiscal years 2008, 2007 and 2006 were Husqvarna Outdoor Products Group (HOP), MTD Products Inc. (MTD) and Deere & Company. Sales to the top three customers combined were 42%, 54% and 51% of Engines Segment net sales in fiscal 2008, 2007 and 2006, respectively. Under purchasing plans available to all of its gasoline engine customers, Briggs & Stratton typically enters into annual engine supply arrangements.

Briggs & Stratton believes that in fiscal 2008 more than 80% of all lawn and garden powered equipment sold in the United States was sold through mass merchandisers such as Sears Holdings Corporation (Sears), The Home Depot, Inc. (The Home Depot), Wal-Mart Stores, Inc. (Wal-Mart) and Lowe's Companies, Inc. (Lowe's). Given the buying power of the mass merchandisers, Briggs & Stratton, through its customers, has continued to experience pricing pressure; however, the Company attempts to recover increases in commodity costs through increased pricing. Briggs & Stratton believes that a similar trend has developed for its products in industrial and consumer applications outside of the lawn and garden market.

Competition

Briggs & Stratton's major domestic competitors in engine manufacturing are Honda Motor Co., Ltd. (Honda), Kawasaki Heavy Industries, Ltd. (Kawasaki) and Kohler Co. (Kohler). Several Japanese and Chinese small engine manufacturers, of which Honda and Kawasaki are the largest, compete directly with Briggs & Stratton in world markets in the sale of engines to other OEMs and indirectly through their sale of end products.

Briggs & Stratton believes it has a significant share of the worldwide market for engines that power outdoor equipment.

Briggs & Stratton believes the major areas of competition from all engine manufacturers include product quality, brand strength, price, timely delivery and service. Other factors affecting competition are short-term market share objectives, short-term profit objectives, exchange rate fluctuations, technology, product support and distribution strength. Briggs & Stratton believes its product value and service reputation have given it strong brand name recognition and enhance its competitive position.

Seasonality of Demand

Sales of engines to lawn and garden OEMs are highly seasonal because of consumer buying patterns. The majority of lawn and garden equipment is sold during the spring and summer months when most lawn care and gardening activities are performed. Sales of lawn and garden equipment are also influenced by weather conditions. Engine sales in Briggs & Stratton's fiscal third quarter have historically been the highest, while sales in the first fiscal quarter have historically been the lowest.

In order to efficiently use its capital investments and meet seasonal demand for engines, Briggs & Stratton pursues a relatively balanced production schedule throughout the year. The schedule is adjusted to reflect changes in estimated demand, customer inventory levels and other matters outside the control of Briggs & Stratton. Accordingly, inventory levels generally increase during the first and second fiscal quarters in anticipation of customer demand. Inventory levels begin to decrease as sales increase in the third fiscal quarter. This seasonal pattern results in high inventories and low cash flow for Briggs & Stratton in the second and the beginning of the third fiscal quarters. The pattern results in higher cash flow in the latter portion of the third fiscal quarter and in the fourth fiscal quarter as inventories are liquidated and receivables are collected.

Manufacturing

Briggs & Stratton manufactures engines and parts at the following locations: Auburn, Alabama; Statesboro, Georgia; Murray, Kentucky; Poplar Bluff, Missouri; Wauwatosa, Wisconsin; Chongqing, China; and Ostrava, Czech Republic. Briggs & Stratton has a parts distribution center in Menomonee Falls, Wisconsin.

As announced in April 2007, the Company discontinued operations at our Rolla, Missouri facility during the second fiscal quarter of 2008. Engine manufacturing performed in Rolla has been moved to the Chongqing, China and Poplar Bluff, Missouri plants.

Briggs & Stratton manufactures a majority of the structural components used in its engines, including aluminum die castings, carburetors and ignition systems. Briggs & Stratton purchases certain parts such as piston rings, spark plugs, valves, ductile and grey iron castings, plastic components, some stampings and screw machine parts and smaller quantities of other components. Raw material purchases consist primarily of aluminum and steel. Briggs & Stratton believes its sources of supply are adequate.

Briggs & Stratton has joint ventures with Daihatsu Motor Company for the manufacture of engines in Japan, with Starting Industrial of Japan for the production of rewind starters and punch press components in the United States, and The Toro Company for the manufacture of two-cycle engines in China.

Briggs & Stratton has a strategic relationship with Mitsubishi Heavy Industries (MHI) for the global distribution of air cooled gasoline engines manufactured by MHI in Japan under Briggs & Stratton's Vanguard™ brand.

Power Products

General

Briggs & Stratton Power Products Group, LLC's (BSPPG) principal product lines include portable and standby generators, pressure washers, snow throwers and lawn and garden powered equipment. BSPPG sells its products through multiple channels of retail distribution, including consumer home centers, warehouse clubs, mass merchants and independent dealers. BSPPG product lines are marketed under various brands including Briggs & Stratton, Brute, Craftsman®, Ferris, Giant Vac, John Deere, Murray, Simplicity, Snapper and Troy-Bilt®.

BSPPG has a network of independent dealers worldwide for the sale and service of snow throwers and lawn and garden powered equipment.

To support its international business, BSPPG has leveraged the existing Briggs & Stratton worldwide distribution network.

Customers

Historically, BSPPG's major customers have been Lowe's, The Home Depot and Sears. Other U.S. customers include Wal-Mart, Deere & Company, Pace Inc., Tractor Supply Inc., Costco Wholesale, and a network of independent dealers.

Competition

The principal competitive factors in the power products industry include price, service, product performance, technical innovation and delivery. BSPPG has various competitors, depending on the type of equipment. Primary competitors include: Honda (portable generators, pressure washers and lawn and garden equipment), Generac Power Systems, Inc. ("Generac") (standby generators), Alfred Karcher GmbH & Co. (pressure washers), Techtronic Industries (pressure washers), Deere & Company (commercial and consumer lawn mowers), MTD (consumer and commercial lawn mowers), the Toro Company (commercial and consumer lawn mowers), Scag Power Equipment, a Division of Metalcraft of Mayville, Inc. (commercial lawn mowers), and Husqvarna Outdoor Power Equipment (consumer and commercial lawn mowers).

BSPPG believes it has a significant share of the North American market for portable generators and consumer pressure washers.

Seasonality of Demand

Sales of BSPPG's products are subject to seasonal patterns. Due to seasonal and regional weather factors, sales of pressure washers and lawn and garden powered equipment are typically higher during the fiscal third and fourth quarters than at other times of the year. Sales of portable generators and snow throwers are typically higher during the first and second fiscal quarters.

Manufacturing

BSPPG's manufacturing facilities are located in Jefferson, Watertown and Port Washington, Wisconsin; McDonough, Georgia; Munnsville, New York; Newbern, Tennessee; and Qingpu, China. BSPPG also purchases certain powered equipment under contract manufacturing agreements.

BSPPG plans to close its Port Washington, Wisconsin manufacturing facility during the second quarter of fiscal 2009. Production will move to the McDonough, Georgia facility.

BSPPG manufactures core components for its products, where such integration improves operating profitability by providing lower costs.

BSPPG purchases engines from its parent, Briggs & Stratton, as well as from Honda, Kawasaki and Kohler. BSPPG has not experienced any difficulty obtaining necessary engines or other purchased components.

BSPPG assembles products for the international markets at its U.S. and China locations and through contract manufacturing agreements with other OEMs.

Consolidated

General Information

Briggs & Stratton holds patents on features incorporated in its products; however, the success of Briggs & Stratton's business is not considered to be primarily dependent upon patent protection. The Company owns several trademarks which it believes significantly affect a consumer's choice of outdoor powered equipment and therefore create value. Licenses, franchises and concessions are not a material factor in Briggs & Stratton's business.

For the fiscal years ended June 29, 2008, July 1, 2007 and July 2, 2006, Briggs & Stratton spent approximately $26.5 million, $25.7 million and $28.8 million, respectively, on research activities relating to the development of new products or the improvement of existing products.

The average number of persons employed by Briggs & Stratton during fiscal 2008 was 7,202. Employment ranged from a low of 7,071 in October 2007 to a high of 7,388 in April 2008.

Export Sales

Export sales for fiscal 2008, 2007 and 2006 were $476.3 million (22% of net sales), $490.7 million (23% of net sales) and $527.0 million (21% of net sales), respectively. These sales were principally to customers in European countries. Refer to Note 6 of the Notes to Consolidated Financial Statements for financial information about geographic areas. Also, refer to Item 7A of this Form 10-K and Note 13 of the Notes to Consolidated Financial Statements for information about Briggs & Stratton's foreign exchange risk management.

ITEM 1A. RISK FACTORS

In addition to the risks referred to elsewhere in this Annual Report on Form 10-K, the following risks, among others, may have affected, and in the future could affect, the Company and its subsidiaries' business, financial condition or results of operations. Additional risks not discussed or not presently known to the Company or that the Company currently deems insignificant may also impact its business and stock price.

Demand for products fluctuates significantly due to seasonality. In addition, changes in the weather and consumer confidence impact demand.

Sales of our products are subject to seasonal and consumer buying patterns. Consumer demand in our markets can be reduced by unfavorable weather and weak consumer confidence. We manufacture throughout the year although our sales are concentrated in the second half of our fiscal year. This operating method requires us to anticipate demand of our customers many months in advance. If we overestimate or underestimate demand during a given year, we may not be able to adjust our production quickly enough to avoid excess or insufficient inventories, and that may in turn limit our ability to maximize our potential sales.

We have only a limited ability to pass through cost increases in our raw materials to our customers during the year.

We generally enter into annual purchasing plans with our largest customers, so our ability to raise our prices during a particular year to reflect increased raw materials costs is limited.

A significant portion of our net sales comes from major customers and the loss of any of these customers would negatively impact our financial results.

In fiscal 2008, our three largest customers accounted for 28% of our consolidated net sales. The loss of a significant portion of the business of one or more of these key customers would significantly impact our net sales and profitability.

Changes in environmental or other laws could require extensive changes in our operations or to our products.

Our operations and products are subject to a variety of foreign, federal, state and local laws and regulations governing, among other things, emissions to air, discharges to water, noise, the generation, handling, storage, transportation, treatment and disposal of waste and other materials and health and safety matters. Additional engine emission regulations were phased in through 2008 by the State of California, and will be phased in between 2009 and 2012 by the U.S. Environmental Protection Agency. We do not expect these changes to have a material adverse effect on us, but we cannot be certain that these or other proposed changes in applicable laws or regulations will not adversely affect our business or financial condition in the future.

Foreign economic conditions and currency rate fluctuations can reduce our sales.

In fiscal 2008, we derived approximately 26% of our consolidated net sales from international markets, primarily Europe. Weak economic conditions in Europe could reduce our sales and currency fluctuations could adversely affect our sales or profit levels in U.S. dollar terms.

Actions of our competitors could reduce our sales or profits.

Our markets are highly competitive and we have a number of significant competitors in each market. Competitors may reduce their costs, lower their prices or introduce innovative products that could hurt our sales or profits. In addition, our competitors may focus on reducing our market share to improve their results.

Disruptions caused by labor disputes or organized labor activities could harm our business.

A portion of our workforce is currently represented by labor unions. In addition, we may from time to time experience union organizing activities in our non-union facilities. Disputes with the current labor union or new union organizing activities could lead to work slowdowns or stoppages and make it difficult or impossible for us to meet scheduled delivery times for product shipments to our customers, which could result in loss of business. In addition, union activity could result in higher labor costs, which could harm our financial condition, results of operations and competitive position.

As of June 29, 2008, we had approximately $365.6 million of long-term debt. In addition, we have the ability to incur additional borrowings on our revolving credit facility. This level of debt could adversely affect our operating flexibility and put us at a competitive disadvantage.

Our level of debt and the limitations imposed on us by the indentures for the notes and our other credit agreements could have important consequences, including the following:

- we will have to use a portion of our cash flow from operations for debt service rather than for our operations;
- we may not be able to obtain additional debt financing for future working capital, capital expenditures or other corporate purposes or may have to pay more for such financing;
- some or all of the debt under our current or future revolving credit facilities will be at a variable interest rate, making us more vulnerable to increases in interest rates;
- we could be less able to take advantage of significant business opportunities, such as acquisition opportunities, and to react to changes in market or industry conditions;
- we will be more vulnerable to general adverse economic and industry conditions; and
- we may be disadvantaged compared to competitors with less leverage.

The terms of the indentures for the senior notes do not fully prohibit us from incurring substantial additional debt in the future and our revolving credit facilities permit additional borrowings, subject to certain conditions. If new debt is added to our current debt levels, the related risks we now face could intensify.

We expect to obtain the money to pay our expenses and to pay the principal and interest on the outstanding 8.875% senior notes, the credit facilities and other debt primarily from our operations. Our ability to meet our expenses thus depends on our future performance, which will be affected by financial, business, economic and other factors. We will not be able to control many of these factors, such as economic conditions in the markets where we operate and pressure from competitors. We cannot be certain that the money we earn will be sufficient to allow us to pay principal and interest on our debt and meet our other obligations. If we do not have enough money, we may be required to refinance all or part of our existing debt, sell assets or borrow more money. We cannot guarantee that we will be able to do so on terms acceptable to us. In addition, the terms of existing or future debt agreements, including the revolving credit facilities and our indentures, may restrict us from adopting any of these alternatives.

We are restricted by the terms of the outstanding senior notes and our other debt, which could adversely affect us.

The indentures relating to the senior notes and our revolving credit agreement include a number of financial and operating restrictions, which may prevent us from capitalizing on business opportunities and taking some corporate actions. These covenants could adversely affect us by limiting our ability to plan for or react to market conditions or to meet our capital needs. These covenants include, among other things, restrictions on our ability to:

- pay dividends or make distributions in respect of our capital stock or to make certain other restricted payments;
- incur indebtedness or issue preferred shares;
- create liens;
- make loans or investments;
- enter into sale and leaseback transactions;
- agree to payment restrictions affecting our restricted subsidiaries;
- consolidate, merge, sell or lease all or substantially all of our assets;
- enter into transactions with affiliates; and
- dispose of assets or the proceeds of sales of our assets.

In addition, our revolving credit facility contains financial covenants that, among other things, require us to maintain a minimum interest coverage ratio and impose a maximum leverage ratio.

Our failure to comply with restrictive covenants under the indentures governing the senior notes and our revolving credit facility could trigger prepayment obligations.

Our failure to comply with the restrictive covenants described above could result in an event of default, which, if not cured or waived, could result in us being required to repay these borrowings before their due date. If we are forced to refinance these borrowings on less favorable terms, our results of operations and financial condition could be adversely affected by increased costs and rates.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The corporate offices and one of Briggs & Stratton's engine manufacturing facilities are located in Wauwatosa, Wisconsin. Briggs & Stratton also has engine manufacturing facilities in Auburn, Alabama; Statesboro, Georgia; Murray, Kentucky; Poplar Bluff, Missouri; Ostrava, Czech Republic and Chongqing, China. These are owned facilities containing approximately 2.9 million square feet of office and production area. Briggs & Stratton leases warehouse space in the localities of its engine manufacturing facilities, except China, totaling approximately 662,000 square feet. Additionally, a service parts distribution center consisting of approximately 299,000 square feet is leased in Menomonee Falls, Wisconsin.

BSPPG maintains office space and manufacturing facilities in Brookfield, Jefferson, Watertown and Port Washington, Wisconsin; McDonough, Georgia; Newbern, Tennessee; Munnsville, New York and Qingpu, China. Of these, the domestic facilities, except Brookfield, Wisconsin and Newbern, Tennessee, are owned and contain approximately 1.6 million square feet. The Brookfield, Wisconsin office space is leased and contains approximately 26,000 square feet; the Newbern, Tennessee office space and manufacturing facilities are also leased and contain approximately 267,500 square feet. BSPPG also leases warehouse space in Jefferson, Watertown and Fort Atkinson, Wisconsin; McDonough, Georgia; Grand Prairie, Texas; Greenville, Ohio; Reno, Nevada; and Sherrill, New York totaling approximately 1.8 million square feet. Additionally, the Qingpu, China facility is leased and contains approximately 47,000 square feet.

Briggs & Stratton leases approximately 312,000 square feet of space to house its foreign sales and service operations.

As Briggs & Stratton's business is seasonal, additional warehouse space may be leased when inventory levels are at their peak. Briggs & Stratton's owned properties are well maintained. Briggs & Stratton believes that its owned and leased facilities are adequate to perform its operations in a reasonable manner.

ITEM 3. LEGAL PROCEEDINGS

Briggs & Stratton is subject to various unresolved legal actions that arise in the normal course of its business. These actions typically relate to product liability (including asbestos-related liability), patent and trademark matters, and disputes with customers, suppliers, distributors and dealers, competitors and employees.

On June 3, 2004, eight individuals who claim to have purchased lawnmowers in Illinois and Minnesota filed a lawsuit (Ronnie Phillips et al. v. Sears Roebuck Corporation et al., No. 04-L-334 (20th Judicial Circuit, St. Clair County, IL)) against Briggs & Stratton and other defendants alleging that the horsepower labels on the products they purchased were inaccurate. The plaintiffs sought an injunction, compensatory and punitive damages, and attorneys' fees under various federal and state laws including the Racketeer Influenced and Corrupt Organization Act (RICO) on behalf of all persons in the United States who, beginning January 1, 1994 through the present, purchased a lawnmower containing a two-stroke or four-stroke gasoline combustion engine up to 30 horsepower that was manufactured by the defendants. On May 31, 2006, the defendants removed the case to the U.S. District Court for the Southern District of Illinois (No. 06-412-DRH).

The defendants subsequently filed a motion to dismiss the amended complaint, and two defendants (MTD Products, Inc. and American Honda Motor Company) notified the Court that they reached a settlement with the plaintiff class. On March 30, 2007, the Court issued an order granting the defendants' motion to dismiss, and on May 8, 2008 the Court issued an opinion that (i) dismissed all the RICO claims with prejudice; (ii) dismissed all claims of the 93 non-Illinois plaintiffs with instructions to refile amended claims in individual state courts; (iii) ordered that any amended complaint for the three Illinois plaintiffs be refiled by May 30, 2008; and (iv) rejected the proposed class-wide settlement with MTD. The plaintiffs have filed new complaints in New Jersey and California federal courts, and refiled an amended complaint in Illinois. Each of these complaints allege, among other things, breach of each state's consumer fraud laws and seek certification of a state-wide class.

On June 2, 2008, plaintiffs in the New Jersey action, the California action, and the Illinois action filed a motion with the Judicial Panel of Multidistrict Litigation seeking to transfer the three actions to the United States District Court for the District of New Jersey for coordinated pretrial proceedings. Counsel for plaintiffs have represented that they would be filing related actions across the country "and expect to have actions pending in all fifty states and the District of Columbia." On August 12, 2008 the Multidistrict Litigation Panel denied plantiffs' request for centralization of these various state proceedings. Defendents' answers or responsive pleadings in each of the separate federal cases are currently due September 26, 2008.

Although it is not possible to predict with certainty the outcome of these unresolved legal actions or the range of possible loss, Briggs & Stratton believes the unresolved legal actions will not have a material effect on its financial position.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders, through the solicitation of proxies or otherwise, during the three months ended June 29, 2008.

Executive Officers of the Registrant

Name, Age, Position	Business Experience for Past Five Years
JOHN S. SHIELY, 56 Chairman and Chief Executive Officer (1)(2)(3)	Mr. Shiely was elected to his current position effective September 2008, after serving as Chairman, President and Chief Executive Officer since January 2003.
TODD J. TESKE, 43 President and Chief Operating Officer	Mr. Teske was elected to his current position effective September 2008 after serving as Executive Vice President and Chief Operating Officer since September 2005. He previously served as Senior Vice President and President – Briggs & Stratton Power Products Group, LLC from September 2003 to August 2005.
JAMES E. BRENN, 60 Senior Vice President and Chief Financial Officer	Mr. Brenn was elected to his current position in October 1998, after serving as Vice President and Controller since November 1988.
DAVID G. DEBAETS, 45 Vice President – North American Operations (Engine Power Products Group)	Mr. DeBaets was elected to his current position effective September 2007. He has served as Vice President and General Manager – Large Engine Division since April 2000.
ROBERT F. HEATH, 60 Secretary	Mr. Heath was elected to his current position in January 2002. In addition, Mr. Heath is Vice President and General Counsel and has served in these positions since January 2001.
HAROLD L. REDMAN, 44 Vice President and President – Home Power Products Group	Mr. Redman was elected to his current position effective September 2006. He has served as Vice President and President – Home Power Products since May 2006. He also served as Senior Vice President – Sales & Marketing – Simplicity Manufacturing, Inc. since July 1995.
WILLIAM H. REITMAN, 52 Senior Vice President – Sales & Customer Support	Mr. Reitman was elected to his current position effective September 2007, after serving as Senior Vice President – Sales & Marketing since May 2006, and Vice President – Sales & Marketing since October 2004. He also served as Vice President – Marketing since November 1995.
DAVID J. RODGERS, 37 Controller	Mr. Rodgers was elected as an executive officer in September 2007 and has served as Controller since December 2006. He was previously employed by Roundy's Supermarkets, Inc. as Vice President – Controller from September 2005 to November 2006 and Vice President – Retail Controller from May 2003 to August 2005.
THOMAS R. SAVAGE, 60 Senior Vice President – Administration	Mr. Savage was elected to his current position effective July 1997.
MICHAEL D. SCHOEN, 48 Senior Vice President – Operations Support	Mr. Schoen was elected to his current position effective December 2007 after serving as Senior Vice President and President – International Power Products Group since September 2005. He also served as Vice President – International Group since July 2001.
VINCENT R. SHIELY, 48 Senior Vice President and President – Yard Power Products Group (3)	Mr. Shiely was elected to his current position effective May 2006, after serving as Vice President and President – Home Power Products Group since September 2005. He also served as Vice President and General Manager – Home Power Products Division October 2004 to September 2005. He previously served as Vice President and General Manager – Engine Products Group since September 2002.

CARITA R. TWINEM, 53
Treasurer

Ms. Twinem was elected to her current position in February 2000. In addition, Ms. Twinem is Tax Director and has served in this position since July 1994.

JOSEPH C. WRIGHT, 49
Senior Vice President and President – Engine Power Products Group

Mr. Wright was elected to his current position in May 2006 after serving as Vice President and President – Yard Power Products Group since September 2005. He also served as Vice President and General Manager – Lawn and Garden Division from September 2004 to September 2005. He was elected an executive officer effective September 2002.

(1) Officer is also a Director of Briggs & Stratton.
(2) Member of the Board of Directors Executive Committee.
(3) John S. Shiely and Vincent R. Shiely are brothers.

Officers are elected annually and serve until they resign, die, are removed, or a different person is appointed to the office.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Briggs & Stratton common stock and its common share purchase rights are traded on the NYSE under the symbol "BGG". Information required by this Item is incorporated by reference from the "Quarterly Financial Data, Dividend and Market Information" (unaudited) on page 54.

Changes in Securities, Use of Proceeds and Issuer Purchases of Equity Securities

Briggs & Stratton did not make any purchases of equity securities registered by the company pursuant to Section 12 of the Exchange Act during the fourth quarter of fiscal 2008.

Five-year Stock Performance Graph

The chart below is a comparison of the cumulative return over the last five fiscal years had $100 been invested at the close of business on June 30, 2003 in each of Briggs & Stratton common stock, the Standard & Poor's (S&P) Smallcap 600 Index and the S&P Machinery Index.

FIVE YEAR CUMULATIVE TOTAL RETURN COMPARISON*
Briggs & Stratton versus Published Indices


$300
$250
$200
$150
$100
$50
$0
6/03
6/04
6/05
6/06
6/07
6/08

	6/03	6/04	6/05	6/06	6/07	6/08
■ Briggs & Stratton	100.00	178.46	142.42	131.23	137.19	57.59
▲ S&P Smallcap 600	100.00	135.25	153.44	174.81	202.85	173.09
● S&P Machinery (diversified)	100.00	146.00	141.01	169.89	210.00	193.87

* Total return calculation is based on compounded monthly returns with reinvested dividends.

ITEM 6. SELECTED FINANCIAL DATA

Fiscal Year	2008	Restated 2007	Restated 2006	Restated 2005	Restated 2004
(dollars in thousands, except per share data)					
SUMMARY OF OPERATIONS (1) (2) (3)					
NET SALES	**$2,151,393**	$2,156,833	$2,539,671	$2,651,975	$1,947,364
GROSS PROFIT ON SALES	**307,316**	295,198	495,345	508,691	441,697
PROVISION (CREDIT) FOR INCOME TAXES	**7,009**	(3,399)	52,533	59,890	71,294
INCOME BEFORE EXTRAORDINARY GAIN	**22,600**	6,701	105,981	120,525	137,643
INCOME BEFORE EXTRAORDINARY GAIN PER SHARE OF COMMON STOCK:					
Basic Earnings	**0.46**	0.13	2.06	2.34	3.04
Diluted Earnings	**0.46**	0.13	2.05	2.32	2.72
PER SHARE OF COMMON STOCK:					
Cash Dividends	**.88**	.88	.88	.68	.66
Shareholders' Investment	**$ 16.90**	$ 16.94	$ 20.47	$ 18.28	$ 17.02
WEIGHTED AVERAGE NUMBER OF SHARES OF COMMON STOCK OUTSTANDING (in 000's)	**49,549**	49,715	51,479	51,472	45,286
DILUTED NUMBER OF SHARES OF COMMON STOCK OUTSTANDING (in 000's)	**49,652**	49,827	51,594	51,954	50,680
OTHER DATA (1) (2)					
SHAREHOLDERS' INVESTMENT	**$ 837,523**	$ 838,454	$1,045,492	$ 943,837	$ 868,522
LONG-TERM DEBT	**365,555**	384,048	383,324	486,321	360,562
CAPITAL LEASES	**1,677**	2,379	1,385	1,988	-
TOTAL ASSETS	**1,833,294**	1,884,468	2,049,436	2,072,538	1,724,341
PLANT AND EQUIPMENT	**1,012,987**	1,006,402	1,008,164	1,005,644	867,987
PLANT AND EQUIPMENT, NET OF RESERVES	**391,833**	388,318	430,288	447,255	356,542
PROVISION FOR DEPRECIATION	**65,133**	70,379	72,734	66,348	59,816
EXPENDITURES FOR PLANT AND EQUIPMENT	**65,513**	68,000	69,518	86,075	52,962
WORKING CAPITAL	**$ 644,935**	$ 519,023	$ 680,606	$ 761,037	$ 677,832
Current Ratio	**2.9 to 1**	2.1 to 1	3.0 to 1	3.1 to 1	3.2 to 1
NUMBER OF EMPLOYEES AT YEAR-END	**7,145**	7,260	8,701	9,073	7,732
NUMBER OF SHAREHOLDERS AT YEAR-END	**3,545**	3,693	3,874	4,058	4,230
QUOTED MARKET PRICE:					
High	**$ 33.40**	$ 33.07	$ 40.38	$ 44.50	$ 44.22
Low	**$ 12.80**	$ 24.29	$ 30.01	$ 30.83	$ 24.68

(1) The amounts include the acquisitions of Simplicity Manufacturing, Inc. since July 7, 2004 and certain assets of Murray, Inc. since February 11, 2005.

(2) Share data adjusted for effect of 2-for-1 stock split effective October 29, 2004.

(3) As discussed in Note 3 to the Notes to Consolidated Financial Statements, the Company has restated its prior years' financial statements for a change in accounting principle related to its defined benefit pension plan, which occurred in the first quarter of fiscal 2008, and for the correction of certain errors which were identified in the third quarter of fiscal 2008. The impact of these items was a reduction in fiscal 2005 net sales of approximately $2.9 million. There was no impact on fiscal 2004 net sales. The impact of these items was an increase in fiscal 2005 and 2004 income before extraordinary gain of $3.8 million ($.07 per diluted share) and $1.5 million ($.03 per diluted share), respectively. The impact to the fiscal 2006, 2005 and 2004 balance sheet data was negligible.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

FISCAL 2008 COMPARED TO FISCAL 2007

Net Sales

Fiscal 2008 consolidated net sales were approximately $2.15 billion, a decrease of $5.4 million compared to the previous year. The decrease is due to the net effect of lower sales volumes in both segments offset by a favorable mix of product and currency exchange rates in the Engines Segment.

Engines Segment net sales were $1.46 billion compared to $1.45 billion in the prior year, an increase of $12.8 million or 1%. This increase reflects the impact of a favorable mix of shipped products and a favorable currency exchange rate offset by a 4% reduction of engine shipments. The decrease in unit volume was primarily due to the lower demand for engine powered lawn and garden equipment in the U.S.

Power Products Segment net sales were $870.4 million in fiscal 2008 compared to $890.0 million in fiscal 2007, a decrease of $19.6 million or 2%. This decrease was due to a reduction in unit shipments in each product category except shipments of lawn and garden equipment to mass retailers, which reflected product placement that the Company did not have in the prior year. Generally, these sales decreases reflect weak consumer demand for outdoor power equipment.

Gross Profit

Consolidated gross profit was $307.3 million in fiscal 2008 compared to $295.2 million in fiscal 2007, an increase of $12.1 million or 4%. In fiscal 2008, the Company recorded a $13.3 million pretax ($8.1 million after tax) gain associated with the reduction of certain post closing employee benefit costs related to the closing of the Port Washington, Wisconsin manufacturing facility and a $19.8 million pretax ($13.5 million after tax) expense from a snow engine recall. In fiscal 2007, the Company recorded impairment charges of $43.1 million ($26.2 million, net of taxes) related to write-downs of assets primarily associated with the announced rationalization of two manufacturing plants and $5.0 million pretax ($3.4 million after tax) expense from the snow engine recall. After considering the impact of these items, consolidated gross profit declined $29.5 million, primarily the result of lower sales volumes and lower utilization of production facilities.

Engines Segment gross profit increased to $271.0 million in fiscal 2008 from $216.9 million in fiscal 2007, an increase of $54.1 million. Engines Segment gross profit margins increased to 18.6% in fiscal 2008 from 15.0% in fiscal 2007. Approximately $20.4 million of the improvement is due to fiscal 2007 expenses incurred with the write-down of assets associated primarily with the rationalization of a major manufacturing plant in the United States that were not incurred in fiscal 2008, offset by the increased expense of the snow engine recall in fiscal 2008. The balance of the improvement resulted primarily from $23.1 million of manufacturing cost reductions primarily from the rationalization of the manufacturing plant in the United States. A favorable product mix and favorable currency exchange rates were offset by decreases in unit volume.

The Power Products Segment gross profit decreased to $39.4 million in fiscal 2008 from $80.4 million in fiscal 2007, a decrease of $41.0 million. The Power Products Segment gross profit margins decreased to 4.5% in fiscal 2008 from 9.0% in fiscal 2007. As previously mentioned, a $13.3 million gain associated with the reduction of certain post closing employee benefit costs related to the closing of the Port Washington, Wisconsin manufacturing facility was recorded in fiscal 2008. In fiscal 2007, asset impairment charges of $9.2 million were recorded, primarily related to the write-down of assets at this same facility. After considering the impact of these items, gross margins decreased $63.5 million, primarily the result of $22.8 million of manufacturing cost increases due to under utilization of production facilities, $16.5 million of inefficiencies related to the initial year of a plant start-up and $19.2 million of increased costs for raw materials and components.

Engineering, Selling, General and Administrative Costs

Engineering, selling, general and administrative costs increased to $281.0 million in fiscal 2008 from $263.0 million in fiscal 2007, an increase of $17.9 million. Engineering, selling, general and administrative costs as a percent of sales increased to 13.1% in fiscal 2008 from 12.2% in fiscal 2007.

The increase in engineering, selling, general and administrative expenses is due to planned increases in salaries and benefits of $10.0 million, $2.2 million of increased engineering costs and increased selling, marketing and advertising expenses of $1.4 million.

Interest Expense

Interest expense decreased $5.6 million in fiscal 2008 compared to fiscal 2007. The decrease is attributable to lower average borrowings between years for working capital requirements and lower average interest rates.

Other Income

Other income increased $26.6 million in fiscal 2008 as compared to fiscal 2007. This increase is primarily due to the $8.6 million gain on the redemption of preferred stock and $18.3 million of additional dividends received on this stock compared to the prior year.

Provision for Income Taxes

The effective tax rate was 23.7% for fiscal 2008 and 102.9% for fiscal 2007. The fiscal 2008 effective tax rate is less than the statutory 35% rate primarily due to the Company's ability to exclude from taxable income a portion of the distributions received from investments and the benefit from research credits. In 2007, the combination of similar exclusion, the research credit and production activity deduction with a small pretax financial loss effectively increased the total tax (benefit) by an amount greater than the pretax loss.

FISCAL 2007 COMPARED TO FISCAL 2006

Net Sales

Fiscal 2007 consolidated net sales were approximately $2.16 billion, a decrease of $383 million compared to the previous year. The decrease is primarily due to lower sales volumes in both segments.

Engines Segment net sales were $1.45 billion compared to $1.65 billion in the prior year, a decrease of $201.2 million or 12%. The decrease is primarily the result of a 12% decrease in engine unit shipments between years. The shipment decline is due to a 66% reduction of engine shipments for portable generators caused by a lack of events, such as hurricanes, that cause power outages. The remainder of the decrease is due to lower retail demand for lawn and garden equipment in the U.S. along with a smaller market share in Europe. Unfavorable weather conditions and various economic factors contributed to difficult market conditions for lawn and garden products. Pricing improvements and the impact of favorable Euro exchange rates in fiscal 2007 were almost entirely offset by an unfavorable mix shift to smaller displacement, lower priced engines.

Power Products Segment net sales were $890.0 million in fiscal 2007 compared to $1.18 billion in fiscal 2006, a decrease of $293.5 million or 25%. Approximately $113.0 million of the decrease was the result of the anticipated reduction of Murray branded lawn and garden product sold to retailers. Excluding Murray branded product, lawn and garden equipment sales were comparable between years. The remainder of the net sales decrease was primarily due to a 58% reduction of portable generator unit shipments because of no landed hurricane activity in fiscal 2007 and lower pre-hurricane season sales. These sales decreases were partially offset by an increase in pressure washer unit shipments compared to the same period in the prior year and the introduction of new air compressor and home standby generator products.

Gross Profit

Consolidated gross profit was $295.2 million in fiscal 2007 compared to $495.3 million in fiscal 2006, a decrease of $200.1 million or 40%. In fiscal 2007, the Company recorded impairment charges of $43.1 million ($26.2 million, net of taxes) related to write-downs of assets primarily associated with the announced rationalization of two manufacturing plants. The remainder of the decrease is the result of lower sales and production volumes in both segments.

Engines Segment gross profit decreased to $216.9 million in fiscal 2007 from $388.1 million in fiscal 2006, a decrease of $171.2 million. Engines Segment gross profit margins decreased to 15.0% in fiscal 2007 from 23.5% in fiscal 2006. Approximately $33.9 million of the decline is attributable to expense incurred with the write-down of assets primarily associated with the rationalization of a major operating plant in the United States. The balance of the reduction resulted primarily from lower sales and production volumes, and increased costs for raw materials. Lower unit sales negatively impacted fiscal 2007 margins by approximately $70.0 million. Pricing improvements and the impact of favorable Euro exchange rates in fiscal 2007 were almost entirely offset by an unfavorable mix shift to smaller displacement, lower priced engines. Raw material cost increases primarily related to aluminum, steel, and zinc also negatively impacted margins. Engine production volumes decreased 18.9% in fiscal 2007 compared to fiscal 2006 reducing fixed cost absorption by approximately $45.0 million. In addition, fiscal 2006 included gains of approximately $12.2 million associated with certain asset sales that were not recurring in fiscal 2007.

The Power Products Segment gross profit decreased to $80.4 million in fiscal 2007 from $110.7 million in fiscal 2006, a decrease of $30.3 million. The Power Products Segment gross profit margins decreased to 9.0% in fiscal 2007 from 9.4% in fiscal 2006. Asset impairment charges of $9.2 million primarily related to the write-down of assets associated with a plan to close the Port Washington manufacturing facility by October 2008 accounted for a gross profit margin decline of approximately 1.0%. Portable generator production volume declines of 65% offset by increased production of pressure washers decreased fixed cost absorption by approximately $13.6 million. These declines were offset by a decrease of $19 million of 2006 expenses associated with the wind down of operations at the Murray, Inc. operating facility and the write-off of excess inventory related to Murray product.

Engineering, Selling, General and Administrative Costs

Engineering, selling, general and administrative costs decreased to $263.0 million in fiscal 2007 from $313.2 million in fiscal 2006, a decrease of $50.2 million. Engineering, selling, general and administrative costs as a percent of sales decreased to 12.2% in fiscal 2007 from 12.3% in fiscal 2006.

The decrease in engineering, selling, general and administrative expenses is due to planned reductions in salaries and benefits of $14 million, reduced professional services and legal fees of $21 million and reduced selling, marketing and advertising expenses of $12 million.

Interest Expense

Interest expense increased $1.6 million in fiscal 2007 compared to fiscal 2006. The increase is attributable to higher average borrowings between years to support higher average working capital requirements.

Other Income

Other income decreased $3.7 million in fiscal 2007 as compared to fiscal 2006. The decrease in other income is due to lower dividends received as well as the Company's portion of lower earnings at its joint venture investments.

Provision for Income Taxes

The effective tax rate was 102.9% for fiscal 2007 and 33.1% for fiscal 2006. The fiscal 2007 effective tax rate results primarily from our ability to exclude from taxable income a portion of the distributions received from investments and the benefit from the research credit and the production activities deduction.

Liquidity and Capital Resources

FISCAL YEARS 2008, 2007 AND 2006

Cash flows from operating activities were $61 million, $88 million and $155 million in fiscal 2008, 2007 and 2006, respectively.

The fiscal 2008 cash flows from operating activities were $27 million less than the prior year. This decrease is primarily due to lower cash operating earnings that resulted from increased manufacturing costs, offset by $32 million less of working capital requirements between years.

The fiscal 2007 cash flows from operating activities were $67 million less than the prior year. The primary reason for the decrease is due to net income being lower by $99 million in fiscal 2007 compared to fiscal 2006. The decrease in net income was partially offset by non-cash impairment charges of $43 million in fiscal 2007. In addition, higher fourth quarter sales within our Engines Segment increased working capital requirements for accounts receivable by $54 million partially offset by higher accounts payable and accrued liabilities.

The fiscal 2006 cash flows from operating activities were $6 million higher than the prior year. The primary reason for the increase is lower working capital requirements in fiscal 2006. Lower fourth quarter sales in fiscal 2006 resulted in higher inventory levels offset by lower receivables and accrued liabilities including rebates, incentive compensation and income taxes. The reduction in net income between years was more than offset by a series of increased non-cash items in fiscal 2006 including non-cash pension charges, stock compensation expense, gains on fixed asset sales, the deferred tax credit, and the elimination of the extraordinary gain.

Cash provided by investing activities was $0.7 million in fiscal 2008. Cash used in investing activities was $67 million and $55 million in fiscal 2007 and 2006, respectively. These cash flows include capital expenditures of $66 million, $68 million and $70 million in fiscal 2008, 2007 and 2006, respectively. The capital expenditures relate primarily to reinvestment in equipment, capacity additions and new products. During fiscal 2007, the Company increased its Engines Segment capacity by opening a new plant in Ostrava, Czech Republic which accounted for $15 million of capital expenditures. This new plant began production in December 2006. In addition, the Power Products Segment added lawn and garden product capacity with a new plant in Newbern, Tennessee that accounted for $14 million and $6 million of capital expenditures in fiscal 2008 and 2007, respectively. This plant began production in the second quarter of fiscal 2008.

In fiscal 2008, the Company received $66 million in proceeds on the sale of an investment in preferred stock including the final dividends paid on this preferred stock.

In fiscal 2006, Briggs & Stratton received $12 million in cash from the sale of certain operating assets. In addition, Briggs & Stratton received $6 million as a refund of a portion of the cash paid for certain assets of Murray, Inc. in fiscal 2006.

Briggs & Stratton used cash of $63 million, $89 million and $169 million in financing activities in fiscal 2008, 2007 and 2006, respectively.

The Company paid common stock dividends of $44 million, $44 million and $45 million in fiscal 2008, 2007 and 2006, respectively. In fiscal 2007, Briggs & Stratton repurchased $48 million of its common shares outstanding as part of a $120 million share repurchase program authorized by the Board of Directors in fiscal 2007. Briggs & Stratton repurchased $35 million of its common shares in fiscal 2006.

In fiscal 2006, the Company paid off $104 million of its long term debt, including $90 million of its term notes due in fiscal 2008.

The Company received $1 million, $4 million and $12 million in fiscal years 2008, 2007 and 2006, respectively, from the exercise of stock options. The stock option activity is a direct reflection of the market value of the Company's stock and option strike prices that encourage the exercise of the options.

Future Liquidity and Capital Resources

On July 12, 2007, the Company entered into a $500 million amended and restated multicurrency credit agreement. The Amended Credit Agreement ("Revolver") provides a revolving credit facility for up to $500 million in revolving loans, including up to $25 million in swing-line loans. The Company used the proceeds of the Revolver to pay off the remaining amounts outstanding under the Company's variable rate term notes issued in February 2005 with various financial institutions, retire the 7.25% senior notes that were due in September 2007 and fund seasonal working capital requirements and other financing needs. At any time during the term of the Revolver, the Company may, so long as no event of default has occurred and is continuing and certain other conditions are satisfied, elect to increase the maximum amount available under the Revolver from $500 million by up to an amount not to exceed $250 million through, at the Company's election, increases of commitments by existing lenders and/or the addition of new lenders. The Revolver has a term of five years and all outstanding borrowings on the Revolver will be due and payable on July 12, 2012. As of June 29, 2008, borrowings on the Revolver totaled $99.1 million.

On August 10, 2006, Briggs & Stratton announced its intent to initiate repurchases of up to $120 million of its common stock through open market transactions during fiscal 2007 and fiscal 2008. The Company repurchased approximately $48 million of common stock under this plan, which expired in February 2008.

Briggs & Stratton expects capital expenditures to be approximately $50 million in fiscal 2009. These anticipated expenditures reflect our plans to continue to reinvest in equipment, new products, and capacity enhancements.

Management believes that available cash, the credit facility, cash generated from future operations and existing lines of credit will be adequate to fund Briggs & Stratton's capital requirements for the foreseeable future.

Financial Strategy

Management believes that the value of Briggs & Stratton is enhanced if the capital invested in operations yields a cash return that is greater than the cost of capital. Consequently, management's first priority is to reinvest capital into physical assets and products that maintain or grow the global cost leadership and market positions that Briggs & Stratton has achieved, and drive the economic value of the Company. Management's next financial objective is to identify strategic acquisitions or alliances that enhance revenues and provide a superior economic return. Finally, management believes that when capital cannot be invested for returns greater than the cost of capital, we should return capital to the capital providers through dividends and/or share repurchases.

Off-Balance Sheet Arrangements

Briggs & Stratton has no off-balance sheet arrangements or significant guarantees to third parties not fully recorded in our Balance Sheets or fully disclosed in our Notes to Consolidated Financial Statements. Briggs & Stratton's significant contractual obligations include our debt agreements and certain employee benefit plans.

Briggs & Stratton is subject to financial and operating restrictions in addition to certain financial covenants under its domestic debt agreements. As is fully disclosed in Note 8 of the Notes to Consolidated Financial Statements, these restrictions could limit our ability to: pay dividends; incur further indebtedness; create liens; enter into sale and/or leaseback transactions; consolidate, sell or lease all or substantially all of our assets; and dispose of assets or the proceeds of our assets. We believe we will remain in compliance with these covenants in fiscal 2009. Briggs & Stratton has obligations concerning certain employee benefits including its pension plans, postretirement benefit obligations and deferred compensation arrangements. All of these obligations are recorded on our Balance Sheets and disclosed more fully in the Notes to Consolidated Financial Statements.

Contractual Obligations

A summary of the Company's expected payments for significant contractual obligations as of June 29, 2008 is as follows (in thousands):

	Total	2009	2010-2011	2012-2013	Thereafter
Long-Term Debt	$ 367,077	$ -	$ 268,000	$ 99,077	$ -
Interest on Long-Term Debt	83,640	28,541	50,145	4,954	-
Capital Leases	2,077	524	992	561	-
Operating Leases	59,303	14,981	23,570	12,766	7,986
	$ 512,097	$ 44,046	$ 342,707	$ 117,358	$ 7,986

Other Matters

Labor Agreement

Briggs & Stratton has collective bargaining agreements with its unions. These agreements expire at various times ranging from 2008-2013.

Emissions

The U.S. Environmental Protection Agency (EPA) has developed national emission standards under a two-phase process for small air cooled engines. Briggs & Stratton currently has a complete product offering that complies with the EPA's Phase II engine emission standards.

The EPA issued proposed Phase III standards to further reduce engine exhaust emissions and to control evaporative emissions from small off-road engines and equipment they are used in. The proposed standards are similar to those adopted by the California Air Resources Board (CARB). The proposed Phase III program would require some evaporative controls in 2009 and go into full effect in 2011 for Class II engines (225 cubic centimeter displacement and larger) and 2012 for Class I engines (less than 225 cubic centimeter displacement). Briggs & Stratton does not believe compliance with the new standards will have a material adverse effect on its financial position or results of operations.

CARB's Tier 3 regulation requires additional reductions to engine exhaust emissions and new controls on evaporative emissions from small engines. The Tier 3 regulation was fully phased in during fiscal year 2008. While Briggs & Stratton believes the cost of the regulation may increase engine costs per unit, Briggs & Stratton does not believe the regulation will have a material effect on its financial condition or results of operations. This assessment is based on a number of factors, including revisions the CARB made to its adopted regulation from the proposal published in September 2003 in response to recommendations from Briggs & Stratton and others in the regulated category and intention to pass increased costs associated with the regulation on to consumers.

The European Commission adopted an engine emission Directive regulating exhaust emissions from small air cooled engines. The Directive parallels the Phase 1 and 2 regulations adopted by the U.S. EPA. Stage 1 was effective in February 2004 and Stage 2 phases in between calendar years 2005 and 2007, with some limited extensions available for specific size and type engines until 2010. Briggs & Stratton has a full product line compliant with Stage 2. Briggs & Stratton does not believe compliance with the Directive will have a material adverse effect on its financial position or results of operations.

Critical Accounting Policies

Briggs & Stratton's critical accounting policies are more fully described in Note 2 and Note 14 of the Notes to Consolidated Financial Statements. As discussed in Note 2, the preparation of financial statements in conformity with accounting principles generally accepted in the U.S. ("GAAP") requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

The most significant accounting estimates inherent in the preparation of our financial statements include a goodwill assessment, estimates as to the recovery of accounts receivable and inventory reserves, and estimates used in the determination of liabilities related to customer rebates, pension obligations, postretirement benefits, warranty, product liability, litigation and taxation.

The carrying amount of goodwill is tested annually and whenever events or circumstances indicate that impairment may have occurred. Impairment testing is performed in accordance with Statement of Financial Accounting Standard (SFAS) No. 142, "Goodwill and Other Intangible Assets." The Company performs impairment reviews for its reporting units, which have been determined to be one level below the Company's reportable segments, using a fair value method. The reporting units are Engine Power Products, Home Power Products and Yard Power Products. The fair value represents the amount at which a reporting unit could be bought or sold in a current transaction between willing parties on an arms-length basis. To estimate fair value, the Company periodically retains independent third party valuation experts. Fair value is estimated using a valuation methodology that incorporates three approaches in estimating fair value including the public guideline company method, the guideline transaction method and the discounted cash flow method. The determination of fair value requires significant management judgment including estimating future sales volumes, selling prices and costs, changes in working capital, investments in property and equipment and the selection of an appropriate discount rate. The estimated fair value is then compared with the carrying value of the reporting unit, including the recorded goodwill. The Company is subject to financial statement risk to the extent that the carrying amount exceeds the estimated fair value. The impairment testing performed by the Company at June 29, 2008 indicated that the estimated fair value of each reporting unit exceeded its corresponding carrying amount, including recorded goodwill and as such, no impairment existed. Other intangible assets with definite lives continue to be amortized over their estimated useful lives and are subject to impairment testing if events or changes in circumstances indicate that an asset may be impaired. Indefinite lived intangible assets are also subject to impairment testing on at least an annual basis. At June 29, 2008 there was no impairment of intangible assets.

The reserves for customer rebates, warranty, product liability, inventory and doubtful accounts are fact specific and take into account such factors as specific customer situations, historical experience, and current and expected economic conditions.

The Company's estimate of income taxes payable, deferred income taxes, and the effective tax rate is based on a complex analysis of many factors including interpretations of federal, state and foreign income tax laws, the difference between tax and financial reporting bases of assets and liabilities, estimates of amounts currently due or owed in various jurisdictions, and current accounting standards. We review and update our estimates on a quarterly basis as facts and circumstances change and actual results are known. In addition, Federal, state and foreign taxing authorities periodically review the Company's estimates and interpretation of income tax laws. Adjustments to the effective income tax rate and recorded tax related assets and liabilities may occur in future periods if actual results differ significantly from original estimates and interpretations.

The pension benefit obligation and related pension expense or income are calculated in accordance with SFAS No.158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106 and 132 (R)", and are impacted by certain actuarial assumptions, including the discount rate and the expected rate of return on plan assets. These rates are evaluated on an annual basis considering such factors as market interest rates and historical asset performance. Actuarial valuations at June 29, 2008 used a discount rate of 7.0% and an expected rate of return on plan assets of 8.75%. Our discount rate was selected using a methodology that matches plan cash flows with a selection of Moody's Aa or higher rated bonds, resulting in a discount rate that better matches a bond yield curve with comparable cash flows. A 0.25% decrease in the discount rate would decrease annual pension expense by approximately $0.5 million. A 0.25% decrease in the expected return on plan assets would increase our annual pension expense by approximately $2.3 million. In estimating the expected return on plan assets, the Company considers the historical returns on plan assets, adjusted for forward looking considerations, including inflation assumptions and active management of the plan's invested assets. Changes in the discount rate and return on assets can have a significant effect on the funded status of our pension plans, stockholders' equity and expense. We cannot predict these changes in discount rates or investment returns and, therefore, cannot reasonably estimate whether the impact in subsequent years will be significant.

The funded status of the Company's pension plan is the difference between the projected benefit obligation and the fair value of its plan assets. The projected benefit obligation is the actuarial present value of all benefits expected to be earned by the employees' service adjusted for future potential wage increases. At June 29, 2008 the fair value of plan assets exceeded the projected benefit obligation by approximately $52 million.

The other postretirement benefits obligation and related expense or income are also calculated in accordance with SFAS No. 158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106 and 132 (R)" and are impacted by certain actuarial assumptions, including the health care trend rate. An increase of one percentage point in health care costs would increase the accumulated postretirement benefit obligation by $10.0 million and would increase the service and interest cost by $0.8 million. A corresponding decrease of one percentage point, would decrease the accumulated postretirement benefit by $9.2 million and decrease the service and interest cost by $0.7 million.

For pension and postretirement benefits, actuarial gains and losses are accounted for in accordance with GAAP. Refer to Note 14 of the Notes to the Consolidated Financial Statements for additional discussion.

New Accounting Pronouncements

In March 2008, the Financial Accounting Standards Board ("FASB") issued Statement No. 161, "Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133" ("SFAS 161"). SFAS 161 is intended to help investors better understand how derivative instruments and hedging activities affect an entity's financial position, financial performance and cash flows through enhanced disclosure requirements. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008. At this time, the impact of adoption of SFAS 161 on our consolidated financial position is being assessed.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51," (SFAS 160). SFAS 160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. At this time, the impact of adoption of SFAS 160 on our consolidated financial position is being assessed.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" (SFAS No. 141R). SFAS No. 141R will significantly change the accounting for business combinations in a number of areas including the treatment of contingent consideration, contingencies, acquisition costs, in-process research and development, and restructuring costs. In addition, under SFAS No. 141R, changes in deferred tax asset valuation allowances and acquired income tax uncertainties in a business combination after the measurement period will impact income taxes. SFAS No. 141R is effective for fiscal years beginning after December 15, 2008, and will impact the accounting for any business combinations entered into after the effective date.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115," (SFAS 159). This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. The fair value option permits a company to choose to measure eligible items at fair value at specified election dates. A company will report unrealized gains and losses on items for which the fair value option has been elected in earnings after adoption. Statement 159 is effective for fiscal years beginning after November 15, 2007. At this time, the impact of adoption of SFAS 159 on our consolidated financial position is being assessed.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," (SFAS 157), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued a final Staff Position to allow a one-year deferral adoption of SFAS 157 for non-financial assets and non-financial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The FASB also decided to amend SFAS 157 to exclude FASB Statement No. 13 and its related interpretive accounting pronouncements that address leasing transactions. At this time, the impact of adoption of SFAS 157 on our consolidated financial position is being assessed.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)," (SFAS 158). SFAS 158 requires recognition of the overfunded or underfunded status of a postretirement benefit plan in the statement of financial position, as well as recognition of changes in that funded status through comprehensive income in the year in which they occur. SFAS 158 also requires a change in the measurement of a plan's assets and benefit obligations as of the end date of the employer's fiscal year. SFAS 158 is effective for fiscal years ending after December 15, 2006, except for the measurement date provisions, which are effective for fiscal years ending after December 15, 2008. Briggs & Stratton adopted SFAS 158 on July 1, 2007. See Note 14 - Employee Benefit Costs in the Notes to Consolidated Financial Statements for further discussion regarding the Company's pension and other postretirement benefit plans.

In June 2006, the FASB issued FASB Interpretation No. 48 Accounting for Uncertainty in Income Taxes (FIN 48) an interpretation of FASB Statement No. 109 (SFAS 109). This interpretation clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with SFAS 109. FIN 48 details how companies should recognize, measure, present and disclose uncertain tax positions that have been or expect to be taken. As such, the financial statements reflect expected future tax consequences of uncertain tax positions presuming the taxing authorities' full knowledge of the position and all relevant facts. FIN 48 is effective for public companies for annual periods that begin after December 15, 2006. See Note 5 - Income Taxes in the Notes to Consolidated Financial Statements for further discussion regarding the Company's adoption of FIN 48 in its 2008 fiscal year.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Briggs & Stratton is exposed to market risk from changes in foreign exchange and interest rates. To reduce the risk from changes in foreign exchange rates, Briggs & Stratton uses financial instruments. Briggs & Stratton does not hold or issue financial instruments for trading purposes.

Foreign Currency

Briggs & Stratton's earnings are affected by fluctuations in the value of the U.S. dollar against various currencies, with the Japanese Yen and the Euro as the most significant. The Yen is used to purchase engines from Briggs & Stratton's joint venture. Briggs & Stratton purchases components in Euros from third parties and receives Euros for certain products sold to European customers. Briggs & Stratton's foreign subsidiaries' earnings are also influenced by fluctuations of the local currency against the U.S. dollar as these subsidiaries purchase inventory from the parent in U.S. dollars. Forward foreign exchange contracts are used to partially hedge against the earnings effects of such fluctuations. At June 29, 2008, Briggs & Stratton had the following forward foreign exchange contracts outstanding with the Fair Value (Gains) Losses shown (in thousands):

Hedge Currency	Notional Value	Fair Market Value	Conversion Currency	(Gain) Loss at Fair Value
Japanese Yen	1,200,000	$ 11,405	U.S.	$ (85)
Australian Dollars	5,480	$ 5,196	U.S.	$ 270

All of the above contracts expire within twelve months.

Fluctuations in currency exchange rates may also impact the shareholders' investment in Briggs & Stratton. Amounts invested in Briggs & Stratton's non-U.S. subsidiaries and joint ventures are translated into U.S. dollars at the exchange rates in effect at fiscal year-end. The resulting cumulative translation adjustments are recorded in Shareholders' Investment as Accumulated Other Comprehensive Income. The cumulative translation adjustments component of Shareholders' Investment increased $10.8 million during the year. Using the year-end exchange rates, the total amount invested in non-U.S. subsidiaries on June 29, 2008 was approximately $98.8 million.

Interest Rates

Briggs & Stratton is exposed to interest rate fluctuations on its borrowings, depending on general economic conditions.

On June 29, 2008, Briggs & Stratton had the following short-term loans outstanding (in thousands):

Currency	Amount	Weighted Average Interest Rate
U.S. Dollars	$ 3,000	5.11%

This loan has a variable interest rate. Assuming borrowings are outstanding for an entire year, an increase (decrease) of one percentage point in the weighted average interest rate, would increase (decrease) interest expense by $30 thousand.

Long-term loans, net of unamortized discount, consisted of the following (in thousands):

Description	Amount	Maturity
8.875% Senior Notes	$ 266,478	2011
Revolving Credit Facility	$ 99,077	2012

The Senior Notes carry fixed rates of interest and are therefore not subject to market fluctuation. The Revolving Credit Facility has a variable interest rate. Assuming borrowings are outstanding for an entire year, an increase (decrease) of one percentage point in the weighted average interest rate, would increase (decrease) interest expense by approximately $1.0 million.

Consolidated Balance Sheets

AS OF JUNE 29, 2008 AND JULY 1, 2007

(in thousands)

ASSETS	2008	Restated 2007
CURRENT ASSETS:		
Cash and Cash Equivalents	$ 32,468	$ 29,469
Receivables, Less Reserves of $5,607 and $4,102, Respectively	320,568	327,475
Inventories:		
Finished Products and Parts	339,186	344,074
Work in Process	177,280	198,242
Raw Materials	13,738	7,766
Total Inventories	530,204	550,082
Deferred Income Tax Asset	53,496	55,520
Prepaid Expenses and Other Current Assets	41,801	30,547
Total Current Assets	978,537	993,093
GOODWILL	248,328	250,107
OTHER INTANGIBLE ASSETS, Net	90,687	92,556
INVESTMENTS	21,956	47,326
PREPAID PENSION	90,020	103,247
DEFERRED LOAN COSTS, Net	3,106	3,135
OTHER LONG-TERM ASSETS, Net	8,827	6,686
PLANT AND EQUIPMENT:		
Land and Land Improvements	18,826	18,039
Buildings	139,876	142,873
Machinery and Equipment	838,085	814,037
Construction in Progress	16,200	31,453
	1,012,987	1,006,402
Less - Accumulated Depreciation	621,154	618,084
Total Plant and Equipment, Net	391,833	388,318
	$ 1,833,294	$ 1,884,468

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

AS OF JUNE 29, 2008 AND JULY 1, 2007

(in thousands, except per share data)

LIABILITIES AND SHAREHOLDERS' INVESTMENT	2008	Restated 2007
CURRENT LIABILITIES:		
Accounts Payable	$ 170,476	$ 187,776
Short-term Debt	3,000	3,000
Current Maturities on Long-term Debt	-	116,139
Accrued Liabilities:		
Wages and Salaries	40,870	27,901
Warranty	34,913	37,353
Accrued Postretirement Health Care Obligation	30,621	37,504
Other	53,722	64,397
Total Accrued Liabilities	160,126	167,155
Total Current Liabilities	333,602	474,070
DEFERRED INCOME TAX LIABILITY	47,266	37,300
ACCRUED PENSION COST	36,173	39,438
ACCRUED WARRANTY	14,635	17,213
ACCRUED EMPLOYEE BENEFITS	18,521	20,072
ACCRUED POSTRETIREMENT HEALTH CARE OBLIGATION	161,684	186,868
LONG-TERM DEBT	365,555	267,909
OTHER LONG-TERM LIABILITIES	18,335	3,144
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' INVESTMENT:		
Common Stock - Authorized 120,000 Shares $.01 Par Value, Issued 57,854 Shares	579	579
Additional Paid-In Capital	76,667	73,149
Retained Earnings	1,082,553	1,107,514
Accumulated Other Comprehensive Income (Loss)	(110,234)	(128,951)
Treasury Stock at Cost, 8,154 Shares in 2008 and 8,222 Shares in 2007	(212,042)	(213,837)
Total Shareholders' Investment	837,523	838,454
	$ 1,833,294	$ 1,884,468

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Earnings

FOR THE FISCAL YEARS ENDED JUNE 29, 2008, JULY 1, 2007 AND JULY 2, 2006

(in thousands, except per share data)

	2008	Restated 2007	Restated 2006
NET SALES	**$ 2,151,393**	$ 2,156,833	$ 2,539,671
COST OF GOODS SOLD	**1,844,077**	1,818,547	2,044,326
IMPAIRMENT CHARGE	**-**	43,088	-
Gross Profit	**307,316**	295,198	495,345
ENGINEERING, SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	**280,976**	263,041	313,231
Income from Operations	**26,340**	32,157	182,114
INTEREST EXPENSE	**(38,123)**	(43,691)	(42,091)
OTHER INCOME, Net	**41,392**	14,836	18,491
Income Before Provision (Credit) for Income Taxes	**29,609**	3,302	158,514
PROVISION (CREDIT) FOR INCOME TAXES	**7,009**	(3,399)	52,533
NET INCOME	**$ 22,600**	$ 6,701	$ 105,981
EARNINGS PER SHARE DATA			
Weighted Average Shares Outstanding	**49,549**	49,715	51,479
Basic Earnings Per Share	**$ 0.46**	$ 0.13	$ 2.06
Diluted Average Shares Outstanding	**49,652**	49,827	51,594
Diluted Earnings Per Share	**$ 0.46**	$ 0.13	$ 2.05

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Shareholders' Investment

FOR THE FISCAL YEARS ENDED JUNE 29, 2008, JULY 1, 2007 AND JULY 2, 2006

(in thousands, except per share data)

	Common Stock	Additional Paid-In Capital	Restated Retained Earnings	Restated Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Restated Comprehensive Income
RESTATED BALANCES, JULY 3, 2005	$ 579	$ 53,808	$ 1,083,980	$ (48,331)	$ (146,199)	
Comprehensive Income:						
Restated Net Income	-	-	105,981	-	-	$ 105,981
Foreign Currency Translation Adjustments	-	-	-	1,785	-	1,785
Unrealized Loss on Derivatives	-	-	-	(1,255)	-	(1,255)
Minimum Pension Liability Adjustment, net of tax of $(33,733)	-	-	-	52,761	-	52,761
Total Comprehensive Income	-	-	-	-	-	$ 159,272
Cash Dividends Paid ($0.88 per share)	-	-	(45,278)	-	-	
Purchase of Common Stock for Treasury	-	-	-	-	(34,919)	
Stock Option Activity, net of tax	-	10,455	-	-	10,254	
Restricted Stock	-	(1,059)	-	-	925	
Amortization of Unearned Compensation	-	1,276	-	-	-	
Deferred Stock	-	605	-	-	-	
Shares Issued to Directors	-	41	-	-	83	
RESTATED BALANCES, JULY 2, 2006	$ 579	$ 65,126	$ 1,144,683	$ 4,960	$ (169,856)	
Comprehensive Income:						
Restated Net Income	-	-	6,701	-	-	$ 6,701
Foreign Currency Translation Adjustments	-	-	-	4,275	-	4,275
Unrealized Loss on Derivatives	-	-	-	(765)	-	(765)
Minimum Pension Liability Adjustment, net of tax of $(1,218)	-	-	-	(1,904)	-	(1,904)
Total Comprehensive Income	-	-	-	-	-	$ 8,307
Cash Dividends Paid ($0.88 per share)	-	-	(43,870)	-	-	
Purchase of Common Stock for Treasury	-	-	-	-	(48,232)	
Stock Option Activity, net of tax	-	7,226	-	-	3,725	
Restricted Stock	-	(559)	-	-	436	
Amortization of Unearned Compensation	-	1,023	-	-	-	
Deferred Stock	-	326	-	-	-	
Shares Issued to Directors	-	7	-	-	90	
Adjustment to Initially Apply SFAS 158, net of tax of $(86,643)	-	-	-	(135,517)	-	
RESTATED BALANCES, JULY 1, 2007	**$ 579**	**$ 73,149**	**$ 1,107,514**	**$ (128,951)**	**$ (213,837)**	
Comprehensive Income:						
Net Income	**-**	**-**	**22,600**	**-**	**-**	**$ 22,600**
Foreign Currency Translation Adjustments	**-**	**-**	**-**	**10,846**	**-**	**10,846**
Unrealized Gain on Derivatives	**-**	**-**	**-**	**5,550**	**-**	**5,550**
Change in Pension and Postretirement Plans, net of tax of $1,483	**-**	**-**	**-**	**2,321**	**-**	**2,321**
Total Comprehensive Income	**-**	**-**	**-**	**-**	**-**	**$ 41,317**
Cash Dividends Paid ($0.88 per share)	**-**	**-**	**(43,560)**	**-**	**-**	
Stock Option Activity, net of tax	**-**	**3,230**	**-**	**-**	**1,065**	
Restricted Stock	**-**	**(974)**	**-**	**-**	**638**	
Amortization of Unearned Compensation	**-**	**1,117**	**-**	**-**	**-**	
Deferred Stock	**-**	**142**	**-**	**-**	**-**	
Shares Issued to Directors	**-**	**3**	**-**	**-**	**92**	
Adoption of FIN 48	**-**	**-**	**(4,001)**	**-**	**-**	
BALANCES, JUNE 29, 2008	**$ 579**	**$ 76,667**	**$ 1,082,553**	**$ (110,234)**	**$ (212,042)**	

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Cash Flows

FOR THE FISCAL YEARS ENDED JUNE 29, 2008, JULY 1, 2007 AND JULY 2, 2006

(in thousands)

	2008	Restated 2007	Restated 2006
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Income	$ 22,600	$ 6,701	$ 105,981
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Depreciation and Amortization	68,886	74,314	77,234
Stock Compensation Expense	4,563	8,484	9,999
Impairment Charge	-	43,088	-
Earnings (Loss) of Unconsolidated Affiliates, Net of Dividends	(788)	1,576	459
(Gain) Loss on Disposition of Plant and Equipment	2,708	2,939	(11,139)
Gain on Sale of Investment	(36,960)	-	-
Gain on Curtailment of Employee Benefits	(13,288)	-	-
(Provision) Credit for Deferred Income Taxes	10,506	(17,447)	(7,925)
Change in Operating Assets and Liabilities, Net of Effects of Acquisition:			
(Increase) Decrease in Receivables	6,906	(53,972)	87,284
(Increase) Decrease in Inventories	18,390	7,132	(91,450)
(Increase) Decrease in Prepaid Expenses and Other Current Assets	9,954	11,558	(12,302)
Increase (Decrease) in Accounts Payable, Accrued Liabilities and Income Taxes	(22,157)	16,618	(4,795)
Change in Accrued/Prepaid Pension	(2,258)	(8,391)	899
Other, Net	(7,773)	(4,761)	363
Net Cash Provided by Operating Activities	61,289	87,839	154,608
CASH FLOWS FROM INVESTING ACTIVITIES:			
Additions to Plant and Equipment	(65,513)	(68,000)	(69,518)
Proceeds Received on Disposition of Plant and Equipment	680	599	11,518
Proceeds Received on Sale of Investment	66,011	-	-
Refund of Cash Paid for Acquisition	-	-	6,347
Other, Net	(503)	-	(3,400)
Net Cash Provided (Used) by Investing Activities	675	(67,401)	(55,053)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net (Repayments) Borrowings on Loans, Notes Payable and Long-Term Debt	(19,062)	(473)	(100,795)
Issuance Cost of Amended Revolver	(1,286)	-	-
Cash Dividends Paid	(43,560)	(43,870)	(45,278)
Stock Option Exercise Proceeds and Tax Benefits	991	3,694	12,457
Treasury Stock Purchases	-	(48,232)	(34,919)
Net Cash Used by Financing Activities	(62,917)	(88,881)	(168,535)
EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	3,952	2,821	2,498
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,999	(65,622)	(66,482)
CASH AND CASH EQUIVALENTS:			
Beginning of Year	29,469	95,091	161,573
End of Year	$ 32,468	$ 29,469	$ 95,091
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Interest Paid	$ 40,332	$ 43,169	$ 40,503
Income Taxes Paid	$ 4,169	$ 12,342	$ 75,347

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Notes to Consolidated Financial Statements

FOR THE FISCAL YEARS ENDED JUNE 29, 2008, JULY 1, 2007 AND JULY 2, 2006

(1) Nature of Operations:

Briggs & Stratton (the "Company") is a U.S. based producer of air cooled gasoline engines and engine powered outdoor equipment. The engines are sold worldwide, primarily to original equipment manufacturers of lawn and garden equipment and other gasoline engine powered equipment. The Company's wholly owned subsidiary, Briggs & Stratton Power Products Group, LLC ("BSPPG"), is a designer, manufacturer and marketer of a wide range of outdoor power equipment and related accessories. BSPPG's products are sold primarily in the U.S.

(2) Summary of Significant Accounting Policies:

Fiscal Year: The Company's fiscal year consists of 52 or 53 weeks, ending on the Sunday nearest the last day of June in each year. Fiscal years 2008, 2007 and 2006 were all 52 weeks long. All references to years relate to fiscal years rather than calendar years.

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its majority owned domestic and foreign subsidiaries after elimination of intercompany accounts and transactions.

Accounting Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents: This caption includes cash, commercial paper and certificates of deposit. The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Bank overdrafts of $2.2 million and $16.2 million are included in accounts payable at June 29, 2008 and July 2, 2007, respectively.

Receivables: Receivables are recorded at their original carrying value less reserves for estimated uncollectible accounts.

Inventories: Inventories are stated at cost, which does not exceed market. The last-in, first-out (LIFO) method was used for determining the cost of approximately 53% of total inventories at June 29, 2008 and 50% of total inventories at July 1, 2007. The cost for the remaining inventories was determined using the first-in, first-out (FIFO) method. If the FIFO inventory valuation method had been used exclusively, inventories would have been $72.1 million and $63.3 million higher in fiscal 2008 and 2007, respectively. The LIFO inventory adjustment was determined on an overall basis, and accordingly, each class of inventory reflects an allocation based on the FIFO amounts.

Goodwill and Other Intangible Assets: Goodwill reflects the cost of acquisitions in excess of the fair values assigned to identifiable net assets acquired. Goodwill is assigned to reporting units based upon the expected benefit of the synergies of the acquisition. The reporting units are Engine Power Products, Home Power Products and Yard Power Products and have goodwill at June 29, 2008 of $129.0 million, $86.9 million, and $32.4 million, respectively. Other Intangible Assets reflect identifiable intangible assets that arose from purchase acquisitions. Other Intangible Assets are comprised of trademarks, patents and customer relationships. Goodwill and trademarks, which are considered to have indefinite lives are not amortized; however, both must be tested for impairment annually. Amortization is recorded on a straight-line basis for other intangible assets with finite lives. Patents have been assigned an estimated weighted average useful life of thirteen years. The customer relationships have been assigned an estimated useful life of twenty-five years. The Company is subject to financial statement risk in the event that goodwill and intangible assets become impaired. The Company performed the required impairment tests in fiscal 2008, 2007 and 2006, and found no impairment of the assets.

Investments: This caption represents the Company's investment in its 30% and 50% owned joint ventures. Until the second quarter of fiscal 2008, investments also included preferred stock in privately held Metal

Technologies Holding Company, Inc. (MTHC). The investments in the joint ventures are accounted for under the equity method. During the second quarter of fiscal 2008, the Company and MTHC entered into a Class B Preferred Share Redemption Agreement that provided for MTHC to pay all dividends in arrears on the 45,000 MTHC Class B preferred shares held by the Company and redeem the shares in exchange for a payment to the Company. The shares were received as part of the payment from MTHC when it acquired certain foundry operations of the Company in 1999. The Company received $66.0 million, resulting in a $37.0 million gain ($29.0 million after tax) on this sale of preferred stock and final dividend payment.

Deferred Loan Costs: Expenses associated with the issuance of debt instruments are capitalized and are being amortized over the terms of the respective financing arrangement using the straight-line method over periods ranging from three to ten years. Accumulated amortization related to outstanding debt instruments amounted to $14.0 million as of June 29, 2008 and $12.3 million as of July 1, 2007.

Plant and Equipment and Depreciation: Plant and equipment are stated at cost and depreciation is computed using the straight-line method at rates based upon the estimated useful lives of the assets, as follows:

	Useful Life Range (In Years)
Software	3 - 10
Land Improvements	20 - 40
Buildings	20 - 50
Machinery & Equipment	3 - 20

Expenditures for repairs and maintenance are charged to expense as incurred. Expenditures for major renewals and betterments, which significantly extend the useful lives of existing plant and equipment, are capitalized and depreciated. Upon retirement or disposition of plant and equipment, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in cost of goods sold.

Impairment of Property, Plant and Equipment: Property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected undiscounted cash flows is less than the carrying value of the related asset or group of assets, a loss is recognized for the difference between the fair value and carrying value of the asset or group of assets. There were no adjustments to the carrying value of property, plant and equipment in fiscal 2006 or 2008. Refer to Note 17 of the Notes to Consolidated Financial Statements for impairment charges recognized in fiscal 2007.

Warranty: The Company recognizes the cost associated with its standard warranty on engines and power products at the time of sale. The amount recognized is based on historical failure rates and current claim cost experience. In fiscal 2008 and 2007, the Company incurred $19.8 million and $5.0 million, respectively, of expenses to accrue for current and future warranty claims related to a snow thrower engine recall. The snow thrower engines were recalled due to a potential risk of fire. The amounts accrued were to repair the units to reduce or eliminate the potential fire hazard. As of June 29, 2008, the Consolidated Balance Sheet includes $3.8 million of reserves for this specific engine warranty matter. Product liability reserves totaling less than $50,000 have been accrued for product liability matters related to this recall as the Company has had minimal product liability claims asserted for nominal amounts related to the snow engine recall. The following is a reconciliation of the changes in accrued warranty costs for the reporting period (in thousands):

	2008	2007
Balance, Beginning of Period	**$ 54,566**	$ 53,233
Payments	**(50,263)**	(34,046)
Provision for Current Year Warranties	**47,402**	35,372
Credit for Prior Years Warranties	**(2,157)**	7
Balance, End of Period	**$ 49,548**	$ 54,566

Deferred Revenue on Sale of Plant and Equipment: During fiscal 2006, a pretax gain of $6.1 million was recorded as the Company ceased its involvement in its Menomonee Falls, Wisconsin facility sold in 1997. The terms and conditions of the sales contract were such that the Company continued to own and occupy a portion of the warehouse until the fourth quarter of fiscal 2006. Under the provisions of SFAS No. 66, "Accounting for Sales of Real Estate," the Company accounted for the agreement as a financing transaction while it remained involved with the facility. Under this method, the cash received in fiscal 1997 was reflected as deferred revenue and the assets and the accumulated depreciation remained on the Company's books until its involvement in the facility ceased. Depreciation expense, imputed interest expense, and imputed fair value lease income on the non-Briggs & Stratton occupied portion of the building were recorded and added to deferred revenue up until the fourth quarter of fiscal 2006.

Revenue Recognition: Net sales include sales of engines, power products, and related service parts and accessories, net of allowances for cash discounts, customer volume rebates and discounts, and advertising allowances. In accordance with Staff Accounting Bulletin No. 104, "Revenue Recognition," as amended, the Company recognizes revenue when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectibility is reasonably assured. This is generally upon shipment, except for certain international shipments, where revenue is recognized when the customer receives the product.

Included in net sales are costs associated with programs under which Briggs & Stratton shares the expense of financing certain dealer and distributor inventories, referred to as floor plan expense. This represents interest for a pre-established length of time based on a variable rate from a contract with a third party financing source for dealer and distributor inventory purchases. Sharing the cost of these financing arrangements is used by Briggs & Stratton as a marketing incentive for customers to buy inventory. The financing costs included in net sales in fiscal 2008, 2007 and 2006 were $9.1 million, $13.1 million and $12.7 million, respectively.

The Company also offers a variety of customer rebates and sales incentives. The Company records estimates for rebates and incentives at the time of sale, as a reduction in net sales.

Income Taxes: The Provision (Credit) for Income Taxes includes federal, state and foreign income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. The Deferred Income Tax Asset represents temporary differences relating to current assets and current liabilities, and the Deferred Income Tax Liability represents temporary differences relating to noncurrent assets and liabilities.

Retirement Plans: The Company has noncontributory, defined benefit retirement plans and postretirement benefit plans covering certain employees. Retirement benefits represent a form of deferred compensation, which are subject to change due to changes in assumptions. Management reviews underlying assumptions on an annual basis. Refer to Note 14 of the Notes to Consolidated Financial Statements.

Research and Development Costs: Expenditures relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred. The amounts charged against income were $26.5 million in fiscal 2008, $25.7 million in fiscal 2007 and $28.8 million in fiscal 2006.

Advertising Costs: Advertising costs, included in Engineering, Selling, General and Administrative Expenses in the accompanying Consolidated Statements of Earnings, are expensed as incurred. These expenses totaled $34.0 million in fiscal 2008, $31.5 million in fiscal 2007 and $33.4 million in fiscal 2006.

The Company reports co-op advertising expense as a reduction in net sales. Co-op advertising expense reported as a reduction in net sales totaled $10.2 million in fiscal 2008, $11.4 million in fiscal 2007 and $20.2 million in fiscal 2006.

Shipping and Handling Fees and Costs: Revenue received from shipping and handling fees is reflected in net sales. Shipping fee revenue for fiscal 2008, 2007 and 2006 was $4.8 million, $4.3 million and $4.5 million, respectively. Shipping and handling costs are included in cost of goods sold.

Foreign Currency Translation: Foreign currency balance sheet accounts are translated into dollars at the rates of exchange in effect at fiscal year-end. Income and expenses incurred in a foreign currency are translated at the average rates of exchange in effect during the year. The related translation adjustments are made directly to a separate component of Shareholders' Investment.

Earnings Per Share: Basic earnings per share, for each period presented, is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share, for each period presented, is computed reflecting the potential dilution that would occur if options or other contracts to issue common stock were exercised or converted into common stock at the beginning of the period.

The shares outstanding used to compute diluted earnings per share for fiscal 2008, 2007 and 2006 excludes outstanding options to purchase 3,885,321, 2,722,091 and 1,434,193 shares of common stock, respectively, with weighted average exercise prices of $31.96, $35.64 and $37.21, respectively. These options are excluded because their exercise prices are greater than the average market price of the common shares, and their inclusion in the computation would be antidilutive.

Information on earnings per share is as follows (in thousands):

	Fiscal Year Ended		
	June 29, 2008	Restated July 1, 2007	Restated July 2, 2006
Net Income Used in Basic and Diluted Earnings Per Share	$ 22,600	$ 6,701	$ 105,981
Average Shares of Common Stock Outstanding	49,549	49,715	51,479
Incremental Common Shares Applicable to Common Stock Options Based on the Common Stock Average Market Price During the Period	1	16	42
Incremental Common Shares Applicable to Deferred and Restricted Common Stock Based on the Common Stock Average Market Price During the Period	102	96	73
Diluted Average Common Shares Outstanding	49,652	49,827	51,594

Comprehensive Income: Comprehensive income is a more inclusive financial reporting method that includes disclosure of financial information that historically has not been recognized in the calculation of net income. The Company has chosen to report Comprehensive Income and Accumulated Other Comprehensive Income (Loss) which encompasses net income, cumulative translation adjustments, unrealized gain (loss) on derivatives, minimum pension liability adjustments and unrecognized pension and postretirement obligations in the Consolidated Statements of Shareholders' Investment. The Company's implementation of SFAS No. 158 on July 1, 2007 affected Accumulated Other Comprehensive Income by recognizing the funded status of the Company's defined benefit pension and other postretirement plans. Information on Accumulated Other Comprehensive Income (Loss) is as follows (in thousands):

	Cumulative Translation Adjustments	Unrealized Gain (Loss) on Derivatives	Minimum Pension Liability Adjustment	Unrecognized Pension and Postretirement Obligation	Restated Accumulated Other Comprehensive Income (Loss)
Balance at July 3, 2005	$ 5,739	$ 919	$ (54,989)	$ -	$ (48,331)
Fiscal Year Change	1,785	(1,255)	52,761	-	53,291
Balance at July 2, 2006	7,524	(336)	(2,228)	-	4,960
Fiscal Year Change	4,275	(765)	2,228	(139,649)	(133,911)
Balance at July 1, 2007	**11,799**	**(1,101)**	**-**	**(139,649)**	**(128,951)**
Fiscal Year Change	**10,846**	**5,550**	**-**	**2,321**	**18,717**
Balance at June 29, 2008	**$ 22,645**	**$ 4,449**	**$ -**	**$(137,328)**	**$ (110,234)**

Derivatives: Derivatives are recorded on the Balance Sheets as assets or liabilities, measured at fair value. Briggs & Stratton enters into derivative contracts designated as cash flow hedges to manage currency and certain raw material exposures. These instruments generally do not have a maturity of more than twelve months.

Changes in the fair value of cash flow hedges to manage its foreign currency exposure are recorded on the Consolidated Statements of Earnings or as a component of Accumulated Other Comprehensive Income

(Loss). The amounts included in Accumulated Other Comprehensive Income (Loss) will be reclassified into income when the forecasted transactions occur. These forecasted transactions represent the exporting of products for which Briggs & Stratton will receive foreign currency and the importing of products for which it will be required to pay in a foreign currency. Changes in the fair value of all derivatives deemed to be ineffective would be recorded as either income or expense in the accompanying Consolidated Statements of Earnings.

Briggs & Stratton manages its exposure to fluctuation in the cost of natural gas used by its operating facilities through participation in a third party managed dollar cost averaging program linked to NYMEX futures. As a participant in the program, Briggs & Stratton hedges approximately 50-100% of its anticipated monthly natural gas usage along with a pool of other companies. Briggs & Stratton does not hold any actual futures contracts, and actual delivery of natural gas is not required of the participants in the program. Cash settlements occur on a monthly basis based on the difference between the average dollar price of the underlying NYMEX futures held by the third party and the actual price of natural gas paid by Briggs & Stratton in the period. The fair value of the underlying NYMEX futures is reflected as an asset or liability on the accompanying Consolidated Condensed Balance Sheets. Changes in fair value are reflected as a Component of Accumulated Other Comprehensive Income (Loss), which are reclassified into the income statement as the monthly cash settlements occur and actual natural gas is consumed.

Briggs & Stratton manages its exposure to fluctuations in the cost of copper to be used in manufacturing by entering into forward purchase contracts designated as cash flow hedges. Briggs & Stratton hedges approximately 50-60% of its anticipated copper usage, and the fair value of outstanding futures contracts is reflected as an asset or liability on the accompanying Consolidated Balance Sheets based on NYMEX prices. Changes in fair value are reflected as a component of Accumulated Other Comprehensive Income (Loss) if the forward purchase contracts are deemed to be effective. Changes in the fair value of all derivatives deemed to be ineffective would be recorded as either income or expense in the accompanying Consolidated Statements of Earnings. Unrealized gains or losses associated with the forward purchase contracts are captured in inventory costs and are realized in the income statement when sales of inventory are made.

New Accounting Pronouncements: In March 2008, the Financial Accounting Standards Board ("FASB") issued Statement No. 161, "Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133" ("SFAS 161"). SFAS 161 is intended to help investors better understand how derivative instruments and hedging activities affect an entity's financial position, financial performance and cash flows through enhanced disclosure requirements. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008. At this time, the impact of adoption of SFAS 161 on our consolidated financial position is being assessed.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51," (SFAS 160). SFAS 160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. At this time, the impact of adoption of SFAS 160 on our consolidated financial position is being assessed.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" (SFAS No. 141R). SFAS No. 141R will significantly change the accounting for business combinations in a number of areas including the treatment of contingent consideration, contingencies, acquisition costs, in-process research and development, and restructuring costs. In addition, under SFAS No. 141R, changes in deferred tax asset valuation allowances and acquired income tax uncertainties in a business combination after the measurement period will impact income taxes. SFAS No. 141R is effective for fiscal years beginning after December 15, 2008, and will impact the accounting for any business combinations entered into after the effective date.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115," (SFAS 159). This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. The fair value option permits a company to choose to measure eligible items at fair value at specified election dates. A company will report unrealized gains and losses on items for which the fair value option has been elected in earnings after adoption. Statement 159 is effective for fiscal years beginning after November 15, 2007. At this time, the impact of adoption of SFAS 159 on our consolidated financial position is being assessed.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," (SFAS 157), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued a final Staff Position to allow a one-year deferral adoption of SFAS 157 for non-financial assets and non-financial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The FASB also decided to amend SFAS 157 to exclude FASB Statement No. 13 and its related interpretive accounting pronouncements that address leasing transactions. At this time, the impact of adoption of SFAS 157 on our consolidated financial position is being assessed.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)," (SFAS 158). SFAS 158 requires recognition of the overfunded or underfunded status of a postretirement benefit plan in the statement of financial position, as well as recognition of changes in that funded status through comprehensive income in the year in which they occur. SFAS 158 also requires a change in the measurement of a plan's assets and benefit obligations as of the end date of the employer's fiscal year. SFAS 158 is effective for fiscal years ending after December 15, 2006, except for the measurement date provisions, which are effective for fiscal years ending after December 15, 2008. Briggs & Stratton adopted SFAS 158 on July 1, 2007. See Note 14 - Employee Benefit Costs in the Notes to Consolidated Financial Statements for further discussion regarding the Company's pension and other postretirement benefit plans.

In June 2006, the FASB issued FASB Interpretation No. 48 Accounting for Uncertainty in Income Taxes (FIN 48) an interpretation of FASB Statement No. 109 (SFAS 109). This interpretation clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with SFAS 109. FIN 48 details how companies should recognize, measure, present and disclose uncertain tax positions that have been or expect to be taken. As such, the financial statements reflect expected future tax consequences of uncertain tax positions presuming the taxing authorities' full knowledge of the position and all relevant facts. FIN 48 is effective for public companies for annual periods that begin after December 15, 2006. See Note 5 – Income Taxes in the Notes to Consolidated Financial Statements for further discussion regarding the Company's adoption of FIN 48 in its 2008 fiscal year.

Reclassification: Certain amounts in prior year financial statements have been reclassified to conform to current year presentation.

(3) Change in Accounting Principle and Correction of Errors:

Effective July 2, 2007, the Company changed the method it uses to compute the market-related value of the assets within its qualified defined benefit pension plan. The market-related value of pension assets (MRVA) is used to calculate the expected return on plan assets. Previously, the Company computed the market-related value of plan assets by adding actual dividends and interest to the MRVA balance and amortizing unrealized and realized gains and losses on assets on a straight line basis over five years. Under the new method, the expected return on plan assets will be added to the MRVA balance and any differences between the expected and actual returns on plan assets will be deferred and amortized on a straight line basis over five years. The Company believes that the former and new methods of computing the market-related value of plan assets both recognize changes in fair value in a systematic and rational manner. However, the Company believes that the new method is preferable because the new method has the effect of deferring less investment gains and losses during periods of volatile investment markets and therefore more closely approximates the fair market value of the plan assets. Generally accepted accounting principles require that the impact of this change in accounting be applied retrospectively to all periods presented. As a result, all prior period financial statements have been adjusted to give effect to the cumulative impact of this change.

During the quarter ended March 30, 2008, the Company identified errors in its previously filed financial statements on Form 10-K for the fiscal years ended July 1, 2007 and July 2, 2006. First, the Company did not properly expense rebates to certain customers in each year. Second, the Company identified that certain inter-company receivable and payable accounts were out of balance, primarily related to transactions in fiscal 2004. Third, the Company has historically incorrectly capitalized warranty costs into inventory. The impact to the Company's previously reported net income and earnings per diluted share is an increase of $0.3 million ($.01 per diluted share) for fiscal 2007 and a reduction of $2.4 million ($.05 per diluted share) for fiscal 2006. The cumulative effect of correcting these errors for periods prior to fiscal 2006 reduced retained earnings by $5.5 million. The Company does not believe that the adjustments necessary to correct the errors described above are material, individually or in the aggregate, to the Company's results of operations, financial position or cash flows for any of the Company's previously filed annual financial statements.

The financial statement items affected by the change in accounting principle and correction of errors are shown in the following tables (in thousands, except per share data):

Consolidated Balance Sheets:

	July 1, 2007			
	As Reported	Pension Accounting Change	Error Correction	As Restated
Finished Products and Parts	$ 345,763	$ -	$ (1,689)	$ 344,074
Work in Process	199,215	-	(973)	198,242
Raw Materials	7,804	-	(38)	7,766
Total Inventories	552,782	-	(2,700)	550,082
Total Current Assets	995,793	-	(2,700)	993,093
TOTAL ASSETS	1,887,168	-	(2,700)	1,884,468
Accounts Payable	179,476	-	8,300	187,776
Other	67,797	-	(3,400)	64,397
Total Accrued Liabilities	170,555	-	(3,400)	167,155
Total Current Liabilities	469,170	-	4,900	474,070
Retained Earnings	1,042,673	72,441	(7,600)	1,107,514
Accumulated Other Comprehensive Income (Loss)	(56,510)	(72,441)	-	(128,951)
Total Shareholders' Investment	846,054	-	(7,600)	838,454
TOTAL LIABILITIES & SHAREHOLDERS' INVESTMENT	1,887,168	-	(2,700)	1,884,468

Consolidated Statements of Earnings:

	Fiscal Year Ended July 1, 2007			
	As Reported	Pension Accounting Change	Error Correction	As Restated
Net Sales	$ 2,157,233	$ -	$ (400)	$ 2,156,833
Cost of Goods Sold	1,827,013	(7,666)	(800)	1,818,547
Gross Profit	287,132	7,666	400	295,198
ESG&A	265,596	(2,555)	-	263,041
Income from Operations	21,536	10,221	400	32,157
(Loss) Income before Credit for Income Taxes	(7,319)	10,221	400	3,302
Credit for Income Taxes	(7,465)	3,986	80	(3,399)
Net Income	146	6,235	320	6,701
Basic EPS	0.00	0.12	0.01	0.13
Diluted EPS	0.00	0.12	0.01	0.13

	Fiscal Year Ended July 2, 2006			
	As Reported	Pension Accounting Change	Error Correction	As Restated
Net Sales	$ 2,542,171	$ -	$ (2,500)	$ 2,539,671
Cost of Goods Sold	2,050,487	(7,461)	1,300	2,044,326
Gross Profit	491,684	7,461	(3,800)	495,345
ESG&A	315,718	(2,487)	-	313,231
Income from Operations	175,966	9,948	(3,800)	182,114
Income before Provision for Income Taxes	152,366	9,948	(3,800)	158,514
Provision for Income Taxes	50,020	3,880	(1,367)	52,533
Net Income	102,346	6,068	(2,433)	105,981
Basic EPS	1.99	0.12	(0.05)	2.06
Diluted EPS	1.98	0.12	(0.05)	2.05

Consolidated Statements of Cash Flows:

	Fiscal Year Ended July 1, 2007			
	As Reported	Pension Accounting Change	Error Correction	As Restated
Net Income	$ 146	$ 6,235	$ 320	$ 6,701
Provision for Deferred Income Taxes	(21,513)	3,986	80	(17,447)
Decrease in Inventory	7,732	-	(600)	7,132
Increase In Accounts Payable, Accrued Liabilities and Income Taxes	16,418	-	200	16,618
Change in Accrued/Prepaid Pension	1,830	(10,221)	-	(8,391)

	Fiscal Year Ended July 2, 2006			
	As Reported	Pension Accounting Change	Error Correction	As Restated
Net Income	$ 102,346	$ 6,068	$ (2,433)	$ 105,981
Provision for Deferred Income Taxes	(10,438)	3,880	(1,367)	(7,925)
Increase in Inventory	(92,350)	-	900	(91,450)
Decrease In Accounts Payable, Accrued Liabilities and Income Taxes	(7,695)	-	2,900	(4,795)
Change in Accrued/Prepaid Pension	10,847	(9,948)	-	899

All adjustments are in cash flows from operating activities and consequently the total cash flows from operating activities remains unchanged.

(4) Goodwill and Other Intangible Assets:

Goodwill reflects the cost of acquisitions in excess of the fair values assigned to identifiable net assets acquired. Goodwill is assigned to reporting units based upon the expected benefit of the synergies of the acquisition. The reporting units are Engine Power Products, Home Power Products and Yard Power Products and have goodwill at June 29, 2008 of $129.0 million, $86.9 million, and $32.4 million, respectively.

The changes in the carrying amount of goodwill for the fiscal years ended June 29, 2008 and July 1, 2007 are as follows (in thousands):

	2008	2007
Beginning Goodwill Balance	**$ 250,107**	$251,885
Tax Benefit on Amortization	**(1,779)**	(1,778)
Ending Goodwill Balance	**$ 248,328**	$ 250,107

The Company's other intangible assets for the years ended June 29, 2008 and July 1, 2007 are as follows (in thousands):

	2008			2007		
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Amortized Intangible Assets:						
Patents	$ 13,281	$ (4,638)	$ 8,643	$ 13,281	$ (3,488)	$ 9,793
Customer Relationships	17,910	(2,866)	15,044	17,910	(2,149)	15,761
Miscellaneous	279	(279)	-	279	(277)	2
Total Amortized Intangible Assets	31,470	(7,783)	23,687	31,470	(5,914)	25,556
Unamortized Intangible Assets:						
Trademarks/Brand Names	67,000	-	67,000	67,000	-	67,000
Total Unamortized Intangible Assets	67,000	-	67,000	67,000	-	67,000
Total Intangible Assets	$ 98,470	$ (7,783)	$ 90,687	$ 98,470	$ (5,914)	$ 92,556

Amortization expense of other intangible assets amounts to approximately $1,869,100, $2,039,200 and $1,850,000 in 2008, 2007, and 2006, respectively.

The estimated amortization expense of other intangible assets for the next five years is (in thousands):

2009	$ 1,860
2010	1,860
2011	1,860
2012	1,860
2013	1,860
	$ 9,300

(5) Income Taxes:

The provision (credit) for income taxes consists of the following (in thousands):

Current	2008	Restated 2007	Restated 2006
Federal	$ (5,800)	$ 11,861	$ 51,743
State	3	961	7,796
Foreign	2,300	1,226	919
	(3,497)	14,048	60,458
Deferred	10,506	(17,447)	(7,925)
	$ 7,009	$ (3,399)	$ 52,533

A reconciliation of the U.S. statutory tax rates to the effective tax rates on income follows:

	2008	Restated 2007	Restated 2006
U.S. Statutory Rate	35.0%	35.0%	35.0%
State Taxes, Net of Federal Tax Benefit	2.4%	14.4%	2.6%
Foreign Tax Benefits	3.4%	(6.0%)	(0.1%)
Resolution of Prior Period Tax Matters	-	-	(1.7%)
Benefit on Dividends Received	(22.3%)	48.7%	(2.9%)
Other	5.2%	10.8%	0.2%
Effective Tax Rate	23.7%	102.9%	33.1%

Notes . . .

The components of deferred income taxes were as follows (in thousands):

Current Asset:	2008	2007
Difference Between Book and Tax Related to:		
Inventory	$ 16,674	$ 15,153
Payroll Related Accruals	3,279	3,110
Warranty Reserves	14,010	14,670
Workers Compensation Accruals	2,976	2,971
Other Accrued Liabilities	22,508	23,765
Pension Cost	1,022	977
Miscellaneous	(6,973)	(5,126)
Deferred Income Tax Asset	$ 53,496	$ 55,520

Long-Term Liability:	2008	2007
Difference Between Book and Tax Related to:		
Pension Cost	$ 31,270	$ 34,114
Accumulated Depreciation	50,606	48,198
Intangibles	68,358	64,952
Accrued Employee Benefits	(25,836)	(24,165)
Postretirement Health Care Obligation	(62,736)	(72,558)
Warranty	(5,707)	(6,712)
Miscellaneous	(8,689)	(6,529)
Deferred Income Tax Liability	$ 47,266	$ 37,300

The Company has not recorded deferred income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested in foreign operations. These undistributed earnings amounted to approximately $14.4 million at June 29, 2008. If these earnings were remitted to the U.S., they would be subject to U.S. income tax. However, this tax would be less than the U.S. statutory income tax because of available foreign tax credits.

The Company adopted FIN 48 at the beginning of fiscal year 2008. As a result of the implementation, the Company recognized a $4.0 million increase in the net liability for unrecognized tax benefits. This increase was accounted for as a decrease to the July 1, 2007 balance of retained earnings.

The change to the total unrecognized tax benefits of the Company during the fiscal year ended June 29, 2008 is reconciled as follows:

Uncertain Tax Positions:
(in thousands)

Beginning Balance	$ 15,949
Changes based on tax positions related to prior year	1,112
Additions based on tax positions related to current year	3,566
Settlements with taxing authorities	(1,398)
Lapse of statute of limitations	(1,116)
Impact of changes in foreign exchange rates and interest accruals	1,092
Balance at June 29, 2008	$ 19,205

As of June 29, 2008, the Company had $27.8 million of gross unrecognized tax benefits. Of this amount, $19.2 million represents the portion that, if recognized, would impact the effective tax rate. As of June 29, 2008, the Company had $6.8 million accrued for the payment of interest and penalties. The Company anticipates that a resolution on audits will result in a reduction of the FIN 48 reserve. The range of potential positive change is $2.2 to $2.5 million and is anticipated to occur within the next twelve months.

The Company is regularly audited by federal, state and foreign tax authorities. The Company's taxable years 2004 and 2005 are currently under IRS audit.

(6) Segment and Geographic Information and Significant Customers:

The Company has concluded that it operates two reportable business segments that are managed separately based on fundamental differences in their operations. Summarized segment data is as follows (in thousands):

	2008	Restated 2007	Restated 2006
NET SALES:			
Engines	$ 1,459,882	$ 1,447,051	$ 1,648,224
Power Products	870,403	889,976	1,183,525
Eliminations	(178,892)	(180,194)	(292,078)
	$ 2,151,393	$ 2,156,833	$ 2,539,671
GROSS PROFIT ON SALES:			
Engines	$ 270,961	$ 216,910	$ 388,093
Power Products	39,376	80,359	110,666
Eliminations	(3,021)	(2,071)	(3,414)
	$ 307,316	$ 295,198	$ 495,345
INCOME (LOSS) FROM OPERATIONS:			
Engines	$ 69,455	$ 26,514	$ 158,408
Power Products	(40,094)	5,958	27,120
Eliminations	(3,021)	(315)	(3,414)
	$ 26,340	$ 32,157	$ 182,114
ASSETS:			
Engines	$ 1,302,986	$ 1,310,020	$ 1,408,805
Power Products	1,150,040	1,051,992	1,019,279
Eliminations	(619,732)	(477,544)	(378,648)
	$ 1,833,294	$ 1,884,468	$ 2,049,436
CAPITAL EXPENDITURES:			
Engines	$ 36,998	$ 45,848	$ 54,208
Power Products	28,515	22,152	15,310
	$ 65,513	$ 68,000	$ 69,518
DEPRECIATION & AMORTIZATION:			
Engines	$ 48,922	$ 54,757	$ 59,053
Power Products	19,964	19,557	18,181
	$ 68,886	$ 74,314	$ 77,234

Information regarding the Company's geographic sales based on product shipment destination (in thousands):

	2008	Restated 2007	Restated 2006
United States	$ 1,584,635	$ 1,685,050	$ 2,088,627
All Other Countries	566,758	471,783	451,044
Total	$ 2,151,393	$ 2,156,833	$ 2,539,671

Sales to the following customers in the Company's Engines Segment amount to greater than or equal to 10% of consolidated net sales, respectively:

	2008		2007		2006	
Customer:	**Net Sales**	**%**	Net Sales	%	Net Sales	%
HOP	**$ 336,271**	**16%**	$ 443,393	21%	$ 407,964	16%
MTD	**183,554**	**9%**	206,291	10%	230,123	9%
	$ 519,825	**25%**	$ 649,684	31%	$ 638,087	25%

(7) Leases:

The Company leases certain facilities, vehicles, and equipment under both capital and operating leases. Assets held under capital leases are included in Plant and Equipment and are charged to depreciation and interest over the life of the lease. Related liabilities are included in Other Accrued Liabilities and Other Long-Term Liabilities. Operating leases are not capitalized and lease payments are expensed over the life of the lease. Terms of the leases, including purchase options, renewals, and maintenance costs, vary by lease. Rental expense for fiscal 2008, 2007 and 2006 was $25.0 million, $22.5 million and $18.9 million, respectively.

Future minimum lease commitments for all non-cancelable leases as of June 29, 2008 are as follows (in thousands):

Fiscal Year	Operating	Capital
2009	$ 14,981	$ 524
2010	13,432	530
2011	10,138	462
2012	7,459	395
2013	5,307	166
Thereafter	7,986	-
Total future minimum lease commitments	$ 59,303	2,077
Less: Interest		400
Present value of minimum capital lease payments		$ 1,677

(8) Indebtedness:

On August 8, 2006, the Company amended its unsecured five-year $350 million revolving credit facility (the credit facility) that was to expire in May 2009 to allow a repurchase of its common stock for aggregate consideration not to exceed $120 million during the period from August 10, 2006 through February 8, 2008. There were no borrowings under the credit facility as of July 1, 2007.

On July 12, 2007, the Company entered into a $500 million amended and restated multicurrency credit agreement. See further discussion in Note 16 of the Notes to the Consolidated Financial Statements. As of June 29, 2008, borrowings under the credit facility totaled $99.1 million.

Borrowings under the credit facility by the Company bear interest at a rate per annum equal to, at its option, either:

(1) a 1, 2, 3 or 6 month LIBOR rate plus a margin varying from 0.50% to 1.00%, depending upon the rating of the Company's long-term debt by Standard & Poor's Rating group, a division of McGraw-Hill Companies (S&P) and Moody's Investors Service, Inc. (Moody's); or

(2) the higher of (a) the federal funds rate plus 0.50% or (b) the bank's prime rate.

In addition, the Company is subject to a 0.10% to 0.20% commitment fee and a 0.50% to 1.00% letter of credit fee, depending on the Company's long-term credit ratings.

The lines of credit available to the Company in foreign countries are in connection with short-term borrowings and bank overdrafts used in the normal course of business. These amounts total $16.7 million, expire at various times throughout fiscal 2009 and are renewable. None of these arrangements had material commitment fees or compensating balance requirements. Borrowings using these lines of credit are included in short-term debt. Outstanding balances are as follows (in thousands):

	2008	2007
Balance at Fiscal Year-End	$ 3,000	$ 3,000
Weighted Average Interest Rate at Fiscal Year-End	5.11%	7.05%

The Long-Term Debt and Current Maturities on Long-Term Debt captions consist of the following (in thousands):

	2008	2007
7.25% Senior Notes Due 2007, Net of Unamortized Discount of $36 in 2007	$ -	$ 81,139
8.875% Senior Notes Due 2011, Net of Unamortized Discount of $1,522 in 2008 and $2,091 in 2007	266,478	267,909
Variable Rate Term Notes Due 2008	-	35,000
Borrowings on Revolving Credit Facility	99,077	-
Total Long-Term Debt	$ 365,555	$ 384,048

On August 8, 2006, the Company amended its unsecured three-year $125 million term loan agreement (the term loan) that was to expire on February 11, 2008 to allow a repurchase of its common stock for aggregate consideration not to exceed $120 million during the period from August 10, 2006 through February 8, 2008. The Company prepaid $90 million of the term loan in the fourth quarter of fiscal 2006. The Company prepaid the remaining $35 million of the term loan in the first quarter of fiscal 2008.

In May 2001, the Company issued $275 million of 8.875% Senior Notes due March 15, 2011. No principal payments are due before the maturity date; however, the Company repurchased $5.0 million of the bonds in the second quarter of fiscal year 2006 and $2.0 million in the second quarter of fiscal 2008 after receiving unsolicited offers from bondholders.

In May 1997, the Company issued $100 million of 7.25% Senior Notes due September 15, 2007. No principal payments were due before the maturity date; however, the Company repurchased $10.0 million of the bonds in the fourth quarter of fiscal year 2002 and $8.825 million in the fourth quarter of fiscal year 2006 after receiving unsolicited offers from bondholders. The notes matured in the first quarter of fiscal 2008 and were paid in full.

The separate indenture provided for the 8.875% Senior Notes and the Credit Agreement for the credit facility (collectively, the "Domestic Indebtedness") each include a number of financial and operating restrictions. These covenants include restrictions on the Company's ability to: pay dividends; repurchase shares; incur indebtedness; create liens; enter into sale and leaseback transactions; consolidate, merge, sell or lease all or substantially all of its assets; and dispose of assets or the proceeds of sales of its assets. The credit facility contains financial covenants that require the Company to maintain a minimum interest coverage ratio and impose a maximum leverage ratio. As of June 29, 2008, the Company was in compliance with these covenants.

Additionally, under the terms of the indentures and Credit Agreements governing the Domestic Indebtedness, BSPPG became a joint and several guarantor of amounts outstanding under the Domestic Indebtedness. Refer to Note 16 of the Notes to Consolidated Financial Statements for subsidiary guarantor financial information.

(9) Other Income:

The components of other income (expense) are as follows (in thousands):

	2008	2007	2006
Interest Income	$ 1,506	$ 1,916	$ 2,856
Income on Preferred Stock	28,346	10,000	12,000
Equity in Earnings from Unconsolidated Affiliates	3,588	3,303	4,174
Deferred Financing Costs	(1,414)	(1,173)	(1,708)
Gain on Share Redemption	8,622	-	-
Other Items	744	790	1,169
Total	$ 41,392	$ 14,836	$ 18,491

(10) Commitments and Contingencies:

Product and general liability claims arise against the Company from time to time in the ordinary course of business. The Company is generally self-insured for claims up to $2.0 million per claim. Accordingly, a reserve is maintained for the estimated costs of such claims. On June 29, 2008 and July 1, 2007 the reserve for product and general liability claims (which includes asbestos-related liabilities) was $6.3 million and $7.2 million, respectively. Because there is inherent uncertainty as to the eventual resolution of unsettled claims, no reasonable range of possible losses can be determined. Management does not anticipate that these claims, excluding the impact of insurance proceeds and reserves, will have a material adverse effect on the financial condition or results of operations of the Company.

In October 1998, the Company joined seventeen other companies in guaranteeing a $17.9 million letter of credit issued as a guarantee of certain City of Milwaukee Revenue Bonds used to develop a residential rental property. The Revenue Bonds were issued on behalf of a not-for-profit organization established to manage the project and rental property post construction. The revenues from the rental property are used to fund operating expenses and all debt service requirements. The Company's share of the guarantee and the maximum exposure to the Company under the agreement is $1.8 million. The letter of credit and underlying guarantee expires November 15, 2008. Management believes the likelihood is remote that material payments will be required under this guarantee. Accordingly, no liability has been reflected in the accompanying Consolidated Balance Sheets related to this item.

Certain independent dealers and distributors finance inventory purchases through a third party financing company. Briggs & Stratton has indemnified the third party finance company against credit default. The Company's maximum exposure under this agreement due to customer credit default in a fiscal year is $1.85 million. In fiscal 2008 and fiscal 2007, the third party financing company provided financing for $232.3 million and $289.1 million of Briggs & Stratton product, respectively. As of June 29, 2008 and July 1, 2007 there were $179.3 million and $184.7 million, respectively, in receivables outstanding under this arrangement. Briggs & Stratton made no payments under this indemnity agreement in fiscal 2008 and fiscal 2007.

Certain of the Company's vendors in Asia require their customers to obtain letters of credit, payable upon shipment of the product. At the end of fiscal 2008, the Company had four letters of credit issued by Comerica Bank, totaling $4.7 million. At July 1, 2007, the Company held three letters of credit from Bank of America, totaling $14.1 million. The products ordered typically arrive in partial shipments spanning several months, with payment initiated at the time the vendor provides documentation to the bank of the quantity and occurrence of shipment.

On June 3, 2004, eight individuals who claim to have purchased lawnmowers in Illinois and Minnesota filed a lawsuit (Ronnie Phillips et al. v. Sears Roebuck Corporation et al., No. 04-L-334 (20th Judicial Circuit, St. Clair County, IL)) against Briggs & Stratton and other defendants alleging that the horsepower labels on the products they purchased were inaccurate. The plaintiffs sought an injunction, compensatory and punitive damages, and attorneys' fees under various federal and state laws including the Racketeer Influenced and Corrupt Organization Act (RICO) on behalf of all persons in the United States who, beginning January 1, 1994 through the present, purchased a lawnmower containing a two-stroke or four-stroke gasoline combustion engine up to 30 horsepower that was manufactured by the defendants. On May 31, 2006, the defendants removed the case to the U.S. District Court for the Southern District of Illinois (No. 06-412-DRH).

The defendants subsequently filed a motion to dismiss the amended complaint, and two defendants (MTD Products, Inc. and American Honda Motor Company) notified the Court that they reached a settlement with the plaintiff class. On March 30, 2007 the Court issued an order granting defendants' motion to dismiss, and on May 8, 2008 the Court issued an opinion that (i) dismissed all the RICO claims with prejudice, (ii) dismissed all claims of the 93 non-Illinois plaintiffs with instructions to refile amended claims in individual state Courts, (iii) ordered that any amended complaint for the three Illinois plaintiffs be refiled by May 30, 2008, and (iv) rejected the proposed class-wide settlement with MTD. The plaintiffs have filed new complaints in New Jersey and California federal Courts, and refiled an amended complaint in Illinois. Each of these complaints allege, among other things, breach of each state's consumer fraud laws and seek certification of a state-wide class.

On June 2, 2008, plaintiffs in the New Jersey action, the California action, and the Illinois action filed a motion with the Judicial Panel of Multidistrict Litigation seeking to transfer the three actions to the United States District Court for the District of New Jersey for coordinated pretrial proceedings. Counsel for plaintiffs have represented that they would be filing related actions across the country "and expect to have actions pending in all fifty states and the District of Columbia." On August 12, 2008 the Multidistrict Litigation Panel denied plaintiffs' request for centralization of these various state proceedings. Defendants' answers or responsive pleadings in each of the separate federal cases are currently due September 26, 2008. Although it is not possible to predict with certainty the outcome of these unresolved legal actions or the range of possible loss, Briggs & Stratton believes the unresolved legal actions will not have a material effect on its financial position.

(11) Stock Incentives:

Effective July 2, 2007, Briggs & Stratton adopted a Powerful Solution Incentive Compensation Program. Briggs & Stratton previously adopted an Incentive Compensation Plan, effective October 20, 2004, under which 4,000,000 shares of common stock (8,000,000 shares as a result of the 2-for-1 stock split) were reserved for future issuance. Prior to October 20, 2004, Briggs & Stratton had a Stock Incentive Plan under which 5,361,935 shares of common stock were reserved for issuance. The adoption of the Incentive Compensation Plan reduced the number of shares available for future issuance under the Stock Incentive Plan to zero. However, as of June 29, 2008, there were 2,449,230 outstanding option and restricted stock awards granted under the Stock Incentive Plan that are or may become exercisable in the future. No additional shares of common stock were reserved for future issuance under the Powerful Solution Incentive Compensation Program. In accordance with the three plans, Briggs & Stratton can issue eligible employees stock options, stock appreciation rights, restricted stock, deferred stock and cash bonus awards subject to certain annual limitations. The plans also allow Briggs & Stratton to issue directors non-qualified stock options and directors' fees in stock.

During fiscal 2008, 2007 and 2006, Briggs & Stratton recognized stock based compensation expense of approximately $4.6 million, $8.5 million and $10.0 million, respectively.

Notes . . .

On the grant date, the exercise price of each stock option issued exceeds the market value of the stock. The fair value of each option is estimated using the Black-Scholes option pricing model, and the assumptions are based on historical data and standard industry valuation practices and methodology. The assumptions used to determine fair value are as follows:

Options Granted During	**2008**	2007	2006
Grant Date Fair Value	**$5.31**	$5.46	$7.37
(Since options are only granted once per year, the grant date fair value equals the weighted average grant date fair value.)			
Assumptions:			
Risk-free Interest Rate	**4.5%**	5.0%	4.3%
Expected Volatility	**26.4%**	27.4%	25.1%
Expected Dividend Yield	**3.1%**	3.2%	1.9%
Expected Term (In Years)	**5.1**	5.0	5.0

Information on the options outstanding is as follows:

	Shares	Wtd. Avg. Ex. Price	Wtd. Avg. Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)
Balance, July 3, 2005	3,007,168	$ 30.52		
Granted During the Year	355,123	38.83		
Exercised During the Year	(418,858)	26.92		
Expired During the Year	-	-		
Balance, July 2, 2006	2,943,433	$ 32.05		
Granted During the Year	554,020	29.87		
Exercised During the Year	(143,332)	23.36		
Expired During the Year	(24,442)	33.26		
Balance, July 1, 2007	**3,329,679**	**$ 32.05**		
Granted During the Year	**596,590**	**30.81**		
Exercised During the Year	**(40,948)**	**23.11**		
Expired During the Year	**-**	**-**		
Balance, June 29, 2008	**3,885,321**	**$ 31.96**	**4.05**	**$ -**
Exercisable, June 29, 2008	**2,404,030**	**$ 31.72**	**4.51**	**$ -**

The total intrinsic value of options exercised during the fiscal years ended 2008, 2007 and 2006, was $0.3 million, $0.8 million and $3.4 million, respectively, and the total fair value of options exercised during fiscal 2008 was $0.9 million. The exercise of options resulted in cash receipts of $0.9 million, $3.3 million and $11.3 million in fiscal 2008, 2007 and 2006, respectively.

Grant Summary

Fiscal Year	Grant Date	Date Exercisable	Expiration Date	Exercise Price	Options Outstanding
2002	8-7-01	8-7-04	8-7-08	$24.60	286,180
2003	8-13-02	8-13-05	8-13-09	23.35	280,460
2004	8-15-03	8-15-06	8-15-13	30.44	758,320
2005	8-13-04	8-13-07	8-13-14	36.68	1,079,070
2006	8-16-05	8-16-08	8-16-10	38.83	345,881
2007	8-15-06	8-15-09	8-15-11	29.87	538,820
2008	**8-14-07**	**8-14-10**	**8-31-12**	**30.81**	**596,590**

Below is a summary of the status of the Company's nonvested shares as of June 29, 2008, and changes during the year then ended:

	Deferred Stock		Restricted Stock		Stock Options	
	Shares	Wtd. Avg. Grant Date Fair Value	Shares	Wtd. Avg. Grant Date Fair Value	Shares	Wtd. Avg. Grant Date Fair Value
Nonvested shares, July 1, 2007	**29,640**	**$ 35.26**	**132,227**	**$ 32.08**	**1,963,771**	**$ 32.90**
Granted	**2,207**	**27.93**	**32,550**	**27.52**	**596,590**	**27.93**
Cancelled	**(250)**	**27.93**	**(8,000)**	**33.44**	**-**	**-**
Vested	**-**	**-**	**(12,800)**	**22.12**	**(1,079,070)**	**34.90**
Nonvested shares, June 29, 2008	**31,597**	**34.80**	**143,977**	**32.11**	**1,481,291**	**29.45**

As of June 29, 2008, there was $3.2 million of total unrecognized compensation cost related to nonvested share-based compensation. That cost is expected to be recognized over a weighted average period of 1.7 years. The total fair value of shares vested during fiscal 2008 was $30.5 million.

Under the plans, the Company has issued restricted stock to certain employees. During fiscal years 2008, 2007 and 2006, the Company has issued 32,550, 21,425 and 42,574 shares, respectively. The restricted stock vests on the fifth anniversary date of the issue provided the recipient is still employed by the Company. The aggregate market value on the date of issue is approximately $0.9 million, $0.6 million and $1.5 million in fiscal 2008, 2007 and 2006, respectively, and has been recorded within the Shareholders' Investment section of the Consolidated Balance Sheets, and is being amortized over the five-year vesting period.

Under the plans, the Company may also issue stock to its directors in lieu of directors fees. The Company has issued 3,521, 3,497 and 3,477 shares in fiscal 2008, 2007 and 2006, respectively, under this provision of the plans.

Under the Incentive Compensation Plan, the Company may also issue deferred stock to its officers and key employees. The Company has issued 2,207 and 735 shares in fiscal 2008 and 2007, respectively, under this provision. The aggregate market value on the date of issue was approximately $62,000 and $20,000, respectively. Expense is recognized ratably over the five-year vesting period.

The following table summarizes the components of the Company's stock-based compensation programs recorded as expense:

	2008	2007	2006
Stock Options:			
Pretax compensation expense	**$ 3,304**	$ 7,258	$ 8,252
Tax benefit	**(1,289)**	(2,831)	(3,218)
Stock option expense, net of tax	**$ 2,015**	$ 4,427	$ 5,034
Restricted Stock:			
Pretax compensation expense	**$ 1,117**	$ 900	$ 1,142
Tax benefit	**(436)**	(351)	(445)
Restricted stock expense, net of tax	**$ 681**	$ 549	$ 697
Deferred Stock:			
Pretax compensation expense	**$ 142**	$ 326	$ 605
Tax benefit	**(55)**	(127)	(236)
Deferred stock expense, net of tax	**$ 87**	$ 199	$ 369
Total Stock-Based Compensation:			
Pretax compensation expense	**$ 4,563**	$ 8,484	$ 9,999
Tax benefit	**(1,780)**	(3,309)	(3,899)
Total stock-based compensation, net of tax	**$ 2,783**	$ 5,175	$ 6,100

(12) Shareholder Rights Agreement:

On August 6, 1996, the Board of Directors declared a dividend distribution of one common stock purchase right (a right) for each share of the Company's common stock outstanding on August 19, 1996. Each right would entitle shareowners to buy one-half of one share of the Company's common stock at an exercise price of $160.00 per full common share ($80.00 per full common share after taking into consideration the effect of a 2-for-1 stock split effective October 29, 2004), subject to adjustment. The rights agreement relating to the rights was amended by the Board of Directors on August 9, 2006 to extend the term of the rights agreement by three years to October 18, 2009, to increase from 15 percent to 20 percent or more the percentage of outstanding shares that a person or group must acquire or attempt to acquire in order for the rights to become exercisable, and to add a qualifying offer clause that permits shareholders to vote to redeem the rights in certain circumstances. Shareholders ratified the amended rights agreement at their annual meeting on October 18, 2006.

(13) Foreign Exchange Risk Management:

The Company enters into forward exchange contracts to hedge purchases and sales that are denominated in foreign currencies. The terms of these currency derivatives do not exceed twelve months, and the purpose is to protect the Company from the risk that the eventual dollars being transferred will be adversely affected by changes in exchange rates.

The Company has forward foreign currency exchange contracts to purchase Japanese Yen. These contracts are used to hedge the commitments to purchase engines from the Company's Japanese joint venture. The Company also has forward contracts to sell foreign currency. These contracts are used to hedge foreign currency collections on sales of inventory. The Company's foreign currency forward contracts are carried at fair value based on current exchange rates.

The Company has the following forward currency contracts outstanding at the end of fiscal 2008:

Hedge		In Millions					
Currency	Contract	Notional Value	Contract Value	Fair Market Value	(Gain)/Loss at Fair Value	Conversion Currency	Latest Expiration Date
Japanese Yen	**Buy**	**1,200.0**	**11.3**	**11.4**	**(.1)**	**U.S.**	**December 2008**
Australian Dollar	**Sell**	**5.5**	**4.9**	**5.2**	**.3**	**U.S.**	**September 2008**

The Company had the following forward currency contracts outstanding at the end of fiscal 2007:

Hedge		In Millions					
Currency	Contract	Notional Value	Contract Value	Fair Market Value	(Gain)/Loss at Fair Value	Conversion Currency	Latest Expiration Date
Japanese Yen	Buy	2,300.0	19.2	19.0	.2	U.S.	March 2008
Euro	Sell	38.0	51.4	51.6	.2	U.S.	March 2008
Australian Dollar	Sell	4.5	3.6	3.8	.2	U.S.	October 2007

The Company continuously evaluates the effectiveness of its hedging program by evaluating its foreign exchange contracts compared to the anticipated underlying transactions. The Company did not have any ineffective hedges in fiscal 2008 or 2007.

(14) Employee Benefit Costs:

Retirement Plan and Other Postretirement Benefits

The Company adopted SFAS No. 158 on July 1, 2007. See Note 2 – Summary of Significant Accounting Policies for further discussion of SFAS No. 158.

Notes . . .

The Company has noncontributory, defined benefit retirement plans and other postretirement benefit plans covering certain employees. The Company uses a June 30 measurement date for all of its plans. The following provides a reconciliation of obligations, plan assets and funded status of the plans for the two years indicated (in thousands):

	Pension Benefits		Other Postretirement Benefits	
Actuarial Assumptions:	2008	Restated 2007	2008	2007
Discounted Rate Used to Determine Present Value of Projected Benefit Obligation	7.0%	6.35%	6.40%	6.09%
Expected Rate of Future Compensation Level Increases	3.0-5.0%	3.0-5.0%	n/a	n/a
Expected Long-Term Rate of Return on Plan Assets	8.75%	8.75%	n/a	n/a
Change in Benefit Obligations:				
Projected Benefit Obligation at Beginning of Year	$ 986,472	$ 949,634	$ 243,545	$ 276,952
Service Cost	12,037	13,324	1,486	1,777
Interest Cost	60,326	57,940	13,760	16,007
Curtailment	-	-	(16,417)	-
Plan Participant Contributions	-	-	629	1,696
Actuarial (Gain) Loss	(74,125)	38,877	(2,597)	(17,830)
Benefits Paid	(72,717)	(73,303)	(30,492)	(35,057)
Projected Benefit Obligation at End of Year	$ 911,993	$ 986,472	$ 209,914	$ 243,545
Change in Plan Assets:				
Fair Value of Plan Assets at Beginning of Year	$1,048,881	$ 945,203	$ -	$ -
Actual Return on Plan Assets	(13,677)	167,244	-	-
Plan Participant Contributions	-	-	629	1,696
Employer Contributions	1,653	9,737	29,863	33,361
Benefits Paid	(72,717)	(73,303)	(30,492)	(35,057)
Fair Value of Plan Assets at End of Year	$ 964,140	$1,048,881	$ -	$ -
Funded Status:				
Plan Assets (Less Than) in Excess of Projected Benefit Obligation	$ 52,147	$ 62,409	$ (209,914)	$ (243,545)
Amounts Recognized on the Balance Sheets:				
Prepaid Pension	$ 90,020	$ 103,247	$ -	$ -
Accrued Pension Cost	(36,173)	(39,438)	-	-
Accrued Wages and Salaries	(1,700)	(1,400)	-	-
Accrued Postretirement Health Care Obligation	-	-	(161,684)	(186,868)
Accrued Liabilities	-	-	(30,621)	(37,504)
Accrued Employee Benefits	-	-	(17,609)	(19,173)
Net Amount Recognized at End of Year	$ 52,147	$ 62,409	$ (209,914)	$ (243,545)
Amounts Recognized in Accumulated Other Comprehensive Income (Loss):				
Transition Assets (Obligation)	$ (24)	$ (29)	$ -	$ (26)
Net Actuarial Gain (Loss)	(62,611)	(53,146)	(67,139)	(77,405)
Prior Service (Credit) Cost	(10,398)	(12,406)	2,844	3,363
Net Amount Recognized at End of Year	$ (73,033)	$ (65,581)	$ (64,295)	$ (74,068)

Notes . . .

The accumulated benefit obligation for all defined benefit pension plans was $872 million and $933 million at June 30, 2008 and 2007, respectively.

The following table summarizes the plans' income and expense for the three years indicated (in thousands):

	Pension Benefits			Other Postretirement Benefits		
Components of Net Periodic (Income) Expense:	2008	Restated 2007	Restated 2006	2008	2007	2006
Service Cost-Benefits Earned During the Year	$ 12,037	$ 13,290	$ 15,395	$ 1,486	$ 1,777	$ 3,031
Interest Cost on Projected Benefit Obligation	60,326	57,940	52,596	13,760	16,007	15,025
Expected Return on Plan Assets	(81,344)	(78,250)	(78,368)	-	-	-
Amortization of:						
Transition Asset	8	8	8	42	46	46
Prior Service Cost (Credit)	3,290	3,290	3,292	(849)	(849)	(629)
Actuarial Loss	5,368	5,032	9,675	10,861	13,337	15,793
Net Periodic (Income) Expense	$ (315)	$ 1,310	$ 2,598	$ 25,300	$ 30,318	$ 33,266

Significant assumptions used in determining net periodic benefit cost for the fiscal years indicated are as follows:

	Pension Benefits			Other Postretirement Benefits		
	2008	2007	2006	2008	2007	2006
Discount Rate	7.0%	6.35%	5.25%	6.40%	6.09%	5.25%
Expected Return on Plan Assets	8.75%	8.75%	8.75%	n/a	n/a	n/a
Compensation Increase Rate	3.0-5.0%	3.0-5.0%	3.0-5.0%	n/a	n/a	n/a

The amounts in Accumulated Other Comprehensive Income that are expected to be recognized as components of net periodic benefit cost during the next fiscal year are as follows (in thousands):

	Pension Plans	Other Postretirement Plans
Prior service credit (cost)	$ (3,289)	$ 876
Net actuarial loss	(753)	(11,511)

The "Other Postretirement Benefit" plans are unfunded.

For measurement purposes an 8% annual rate of increase in the per capita cost of covered health care claims was assumed for the Company for the fiscal year 2008 decreasing gradually to 5% for the fiscal year 2014. In fiscal 2005, the Company acquired the liabilities associated with the Simplicity Post-Retirement Benefit Plan covering certain Port Washington, Wisconsin employees. For measurement purposes this plan also assumes an 8% annual rate of increase in the per capita cost decreasing gradually to 5% for the fiscal year 2014. The health care cost trend rate assumptions have a significant effect on the amounts reported. An increase of one percentage point, would increase the accumulated postretirement benefit by $10.0 million and would increase the service and interest cost by $0.8 million for fiscal 2008. A corresponding decrease of one percentage point, would decrease the accumulated postretirement benefit by $9.2 million and decrease the service and interest cost by $0.7 million for the fiscal year 2008.

As discussed in Note 17 in the Notes to the Consolidated Financial Statements, the Company plans to close its Port Washington, WI production facility during the second quarter of fiscal 2009. The closure of this facility will result in termination of all Port Washington union and certain salaried employees. This employee reduction will reduce the Company's liability for postretirement healthcare benefits. Additionally, the closing agreement reduced the retiree health benefits for certain retirees. These combined changes resulted in a net curtailment gain of $13.3 million in fiscal 2008.

Plan Assets

A Board of Directors appointed Investment Committee ("Committee") manages the investment of the pension plan assets. The Committee has established and operates under an Investment Policy. It determines the asset allocation and target ranges based upon periodic asset/liability studies and capital market projections. The Committee retains external investment managers to invest the assets. The Investment Policy prohibits certain investment transactions, such as lettered stock, commodity contracts, margin transactions and short selling, unless the Committee gives prior approval. Briggs & Stratton's pension plans weighted-average asset allocations and target allocations at June 30, 2008, and 2007, by asset category are as follows:

		Plan Assets at Year-end	
Asset Category	Target %	**2008**	2007
Cash	0%-2%	**1%**	3%
Domestic Bonds	10%-30%	**29%**	21%
Non-Investment Grade Bonds	0%-15%	**0%**	0%
Non-US Bonds	0%-10%	**0%**	0%
Domestic Equities	20%-40%	**20%**	35%
Global & International Equities	10%-25%	**16%**	19%
Alternative & Absolute Return	20%-30%	**30%**	18%
Real Estate	4%-10%	**4%**	4%
		100%	100%

The plan's investment strategy is based on an expectation that, over time, equity securities will provide higher total returns than debt securities. The plan primarily minimizes the risk of large losses through diversification of investments by asset class, by investing in different types of styles within the classes and by using a number of different managers. The Committee monitors the asset allocation and investment performance monthly, with a more comprehensive quarterly review with its consultant.

The plan's expected return on assets is based on management's and the Committee's expectations of long-term average rates of return to be achieved by the plan's investments. These expectations are based on the plan's historical returns and expected returns for the asset classes in which the plan is invested.

Contributions

The Company is not required to, nor intends to, make any contributions to the pension plans in fiscal 2009.

Estimated Future Benefit Payments

Projected benefit payments from the plans as of June 29, 2008 are estimated as follows (in thousands):

	Pension Benefits		Other Postretirement Benefits		
Year Ending	Qualified	Non-Qualified	Retiree Medical	Retiree Life	LTD
2009	$ 67,538	$ 1,824	$ 28,908	$ 1,156	$ 133
2010	67,978	1,818	25,861	1,188	137
2011	68,283	2,199	26,329	1,218	139
2012	68,864	2,180	24,742	1,156	142
2013	69,345	2,155	22,328	1,246	124
2014-2018	356,542	14,554	70,043	6,567	592

Defined Contribution Plans

Employees of the Company may participate in a defined contribution savings plan that allows participants to contribute a portion of their earnings in accordance with plan specifications. A maximum of 1-1/2% to 3-1/2% of each participant's salary, depending upon the participant's group, is matched by the Company. Additionally, certain employees may receive Company nonelective contributions equal to 2% of the employee's salary. The Company contributions totaled $6.6 million in 2008, $6.1 million in 2007 and $6.7 million in 2006.

Postemployment Benefits

The Company accrues the expected cost of postemployment benefits over the years that the employees render service. These benefits are substantially smaller amounts because they apply only to employees who permanently terminate employment prior to retirement. The items include disability payments, life insurance and medical benefits. These amounts are also discounted using interest rates of 6.40% and 6.09% for fiscal years 2008 and 2007, respectively. Amounts are included in Accrued Employee Benefits in the Consolidated Balance Sheets.

(15) Disclosures About Fair Value of Financial Instruments:

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents, Receivables, Accounts Payable, Domestic Notes Payable, Foreign Loans, Accrued Liabilities and Income Taxes Payable: The carrying amounts approximate fair market value because of the short maturity of these instruments.

Long-Term Debt: The fair market value of the Company's long-term debt is estimated based on market quotations at year-end.

The estimated fair market values of the Company's Long-Term Debt is (in thousands):

	2008		2007	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
Long-term Debt -				
7.25% Notes Due 2007	**$ -**	**$ -**	$ 81,139	$ 83,124
8.875% Notes Due 2011	**$ 266,478**	**$ 280,364**	$ 267,909	$ 287,868
Variable Term Notes Due 2008	**$ -**	**$ -**	$ 35,000	$ 35,000
Borrowings on Revolving Credit Facility	**$ 99,077**	**$ 99,077**	$ -	$ -

(16) Separate Financial Information of Subsidiary Guarantors of Indebtedness

In June 1997, the Company issued $100 million of 7.25% senior notes, in May 2001, the Company issued $275 million of 8.875% senior notes and in February 2005, the Company issued $125 million of variable rate term notes. In addition, the Company had a $350 million revolving credit facility used to finance seasonal working capital needs that was to expire in May 2009.

On July 12, 2007, the Company entered into a $500 million amended and restated multicurrency credit agreement. The Amended Credit Agreement ("Revolver") provides a revolving credit facility for up to $500 million in revolving loans, including up to $25 million in swing-line loans. The Company used the proceeds of the Revolver to, among other things, pay off the remaining amount outstanding under the Company's variable rate term notes issued in February 2005 and retire the 7.25% senior notes that were due in September 2007. The Revolver has a term of five years and all outstanding borrowings on the Revolver are due and payable on July 12, 2012. The Revolver contains covenants that the Company considers usual and customary for an agreement of this type, including a Maximum Total Leverage Ratio and Minimum Interest Coverage Ratio. Certain of the Company's subsidiaries are required to be guarantors of the Company's obligations under the Revolver.

Under the terms of the Company's 8.875% senior notes and the Revolver (collectively, the "Domestic Indebtedness"), Briggs & Stratton Power Products Group, LLC is the joint and several guarantor of the Domestic Indebtedness (the "Guarantor"). The guarantees are full and unconditional guarantees. Additionally, if at any time a domestic subsidiary of the Company constitutes a significant domestic subsidiary, then such domestic subsidiary will also become a guarantor of the Domestic Indebtedness. Currently, all of the Domestic Indebtedness is unsecured. If the Company were to fail to make a payment of interest or principal on its due date, the Guarantor is obligated to pay the outstanding Domestic Indebtedness. The Company had the following outstanding amounts related to the guaranteed debt (in thousands):

	June 29, 2008 Carrying Amount	Maximum Guarantee
8.875% Senior Notes, due March 15, 2011	$ 266,478	$ 268,000
Revolving Credit Facility, expiring July 2012	$ 99,077	$ 500,000

The following condensed supplemental consolidating financial information reflects the summarized financial information of Briggs & Stratton, its Guarantors and Non-Guarantor Subsidiaries (in thousands):

BALANCE SHEET: As of June 29, 2008	**Briggs & Stratton Corporation**	**Guarantor Subsidiaries**	**Non-Guarantor Subsidiaries**	**Eliminations**	**Consolidated**
Current Assets	$ 543,349	$1,071,298	$ 234,889	$ (870,999)	$ 978,537
Investment in Subsidiary	1,065,613	-	-	(1,065,613)	-
Noncurrent Assets	371,781	445,777	37,199	-	854,757
	$ 1,980,743	$1,517,075	$ 272,088	$(1,936,612)	$ 1,833,294
Current Liabilities	$ 574,795	$ 462,968	$ 166,838	$ (870,999)	$ 333,602
Long-Term Debt	365,555	-	-	-	365,555
Other Long-Term Obligations	202,870	93,218	526	-	296,614
Shareholders' Equity	837,523	960,889	104,724	(1,065,613)	837,523
	$ 1,980,743	$1,517,075	$ 272,088	$(1,936,612)	$ 1,833,294
Restated as of July 1, 2007					
Current Assets	$ 548,057	$ 976,298	$ 198,123	$ (729,385)	$ 993,093
Investment in Subsidiary	1,101,113	-	-	(1,101,113)	-
Noncurrent Assets	418,213	438,506	34,656	-	891,375
	$ 2,067,383	$1,414,804	$ 232,779	$(1,830,498)	$ 1,884,468
Current Liabilities	$ 756,954	$ 304,958	$ 141,543	$ (729,385)	$ 474,070
Long-Term Debt	267,909	-	-	-	267,909
Other Long-Term Obligations	204,066	99,571	398	-	304,035
Shareholders' Equity	838,454	1,010,275	90,838	(1,101,113)	838,454
	$ 2,067,383	$1,414,804	$ 232,779	$(1,830,498)	$ 1,884,468

Notes . . .

STATEMENT OF EARNINGS: For the Fiscal Year Ended June 29, 2008	Briggs & Stratton Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net Sales	$ 1,372,382	$ 831,024	$ 250,046	$ (302,059)	$ 2,151,393
Cost of Goods Sold	1,133,200	802,254	209,022	(300,399)	1,844,077
Gross Profit	239,182	28,770	41,024	(1,660)	307,316
Engineering, Selling, General and Administrative Expenses	165,625	79,946	35,405	-	280,976
Equity in Loss from Subsidiaries	25,265	-	-	(25,265)	-
Income (Loss) from Operations	48,292	(51,176)	5,619	23,605	26,340
Interest Expense	(37,615)	(219)	(289)	-	(38,123)
Other Income, Net	42,146	1,628	913	(3,295)	41,392
Income (Loss) Before Provision for Income Taxes	52,823	(49,767)	6,243	20,310	29,609
Provision (Credit) for Income Taxes	25,269	(20,561)	2,301	-	7,009
Net Income (Loss)	$ 27,554	$ (29,206)	$ 3,942	$ 20,310	$ 22,600
Restated for the Fiscal Year Ended July 1, 2007					
Net Sales	$ 1,397,336	$ 861,435	$ 196,762	$ (298,700)	$ 2,156,833
Cost of Goods Sold	1,166,971	782,465	163,635	(294,524)	1,818,547
Impairment Charge	33,900	7,907	1,281	-	43,088
Gross Profit	196,465	71,063	31,846	(4,176)	295,198
Engineering, Selling, General and Administrative Expenses	163,553	74,676	26,742	(1,930)	263,041
Equity in Earnings from Subsidiaries	(2,531)	-	-	2,531	-
Income (Loss) from Operations	35,443	(3,613)	5,104	(4,777)	32,157
Interest Expense	(43,285)	(122)	(284)	-	(43,691)
Other Income (Expense), Net	10,440	3,143	(948)	2,201	14,836
Income (Loss) Before Provision for Income Taxes	2,598	(592)	3,872	(2,576)	3,302
Provision (Credit) for Income Taxes	(4,147)	(478)	1,226	-	(3,399)
Net Income (Loss)	$ 6,745	$ (114)	$ 2,646	$ (2,576)	$ 6,701
Restated for the Fiscal Year Ended July 2, 2006					
Net Sales	$ 1,611,327	$1,157,675	$ 189,160	$ (418,491)	$ 2,539,671
Cost of Goods Sold	1,248,750	1,052,361	156,079	(412,864)	2,044,326
Gross Profit	362,577	105,314	33,081	(5,627)	495,345
Engineering, Selling, General and Administrative Expenses	199,439	81,852	31,940	-	313,231
Equity in Earnings from Subsidiaries	(18,149)	-	-	18,149	-
Income from Operations	181,287	23,462	1,141	(23,776)	182,114
Interest Expense	(41,833)	(52)	(206)	-	(42,091)
Other Income (Expense), Net	16,089	4,761	(919)	(1,440)	18,491
Income Before Provision for Income Taxes	155,543	28,171	16	(25,216)	158,514
Provision for Income Taxes	42,496	9,118	919	-	52,533
Net Income (Loss)	$ 113,047	$ 19,053	$ (903)	$ (25,216)	$ 105,981

STATEMENT OF CASH FLOWS: For the Fiscal Year Ended June 29, 2008	Briggs & Stratton Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES:					
Net Income (Loss)	$ 27,554	$ (29,206)	$ 3,942	$ 20,310	$ 22,600
Adjustments to Reconcile Net Income to Net Cash Provided (Used) by Operating Activities:					
Depreciation and Amortization	45,308	19,809	3,769	-	68,886
Stock Compensation Expense	4,563	-	-	-	4,563
Earnings of Unconsolidated Affiliates, Net of Dividends	(758)	-	(30)	-	(788)
Equity in Loss from Subsidiaries	25,265	-	-	(25,265)	-
(Gain) Loss on Disposition of Plant and Equipment	1,010	1,728	(30)	-	2,708
Gain on Sale of Investment	(36,960)	-	-	-	(36,960)
Curtailment Gain	-	(13,288)	-	-	(13,288)
(Provision) Credit for Deferred Income Taxes	25,628	(14,921)	(201)	-	10,506
Change in Operating Assets and Liabilities:					
(Increase) Decrease in Receivables	5,221	(113,597)	(26,155)	141,437	6,906
(Increase) Decrease in Inventories	1,466	19,745	(3,572)	751	18,390
Decrease in Prepaid Expenses and Other Current Assets	6,809	2,802	343	-	9,954
Increase (Decrease) in Accounts Payable, Accrued Liabilities and Income Taxes	6,985	86,679	16,813	(132,634)	(22,157)
Change in Accrued/Prepaid Pension	(2,325)	38	29	-	(2,258)
Other, Net	(4,571)	(3,346)	(4,035)	4,179	(7,773)
Net Cash Provided (Used) by Operating Activities	105,195	(43,557)	(9,127)	8,778	61,289
CASH FLOWS FROM INVESTING ACTIVITIES:					
Additions to Plant and Equipment	(34,805)	(28,575)	(2,133)	-	(65,513)
Proceeds Received on Disposition of Plant and Equipment	434	120	126	-	680
Proceeds Received on Sale of Investment	66,011	-	-	-	66,011
Cash Investment in Subsidiary	(5,819)	-	(202)	6,021	-
Other, Net	(503)	-	-	-	(503)
Net Cash Provided (Used) by Investing Activities	25,318	(28,455)	(2,209)	6,021	675
CASH FLOWS FROM FINANCING ACTIVITIES:					
Net (Repayments) Borrowings on Loans, Notes Payable and Long-Term Debt	(92,883)	74,118	8,481	(8,778)	(19,062)
Issuance Cost of Amended Revolver	(1,286)	-	-	-	(1,286)
Cash Dividends Paid	(43,560)	-	-	-	(43,560)
Capital Contributions Received	-	383	5,638	(6,021)	-
Stock Option Exercise Proceeds and Tax Benefits	991	-	-	-	991
Net Cash Provided (Used) by Financing Activities	(136,738)	74,501	14,119	(14,799)	(62,917)
EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	-	-	3,952	-	3,952
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(6,225)	2,489	6,735	-	2,999
Cash and Cash Equivalents, Beginning of Year	8,785	(1,402)	22,086	-	29,469
Cash and Cash Equivalents, End of Year	$ 2,560	$ 1,087	$ 28,821	$ -	$ 32,468

STATEMENT OF CASH FLOWS: Restated for the Fiscal Year Ended July 1, 2007	Briggs & Stratton Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES:					
Net Income (Loss)	$ 6,745	$ (114)	$ 2,646	$ (2,576)	$ 6,701
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:					
Depreciation and Amortization	52,681	19,347	2,286	-	74,314
Stock Compensation Expense	8,484	-	-	-	8,484
Impairment Items	33,900	7,907	1,281	-	43,088
Earnings of Unconsolidated Affiliates, Net of Dividends	1,903	-	(327)	-	1,576
Equity in Earnings from Subsidiaries	(2,531)	-	-	2,531	-
Loss on Disposition of Plant and Equipment	2,783	75	81	-	2,939
Provision for Deferred Income Taxes	(16,717)	(672)	(58)	-	(17,447)
Change in Operating Assets and Liabilities:					
(Increase) Decrease in Receivables	(108,828)	(46,758)	4,970	96,644	(53,972)
(Increase) Decrease in Inventories	25,767	(21,983)	1,097	2,251	7,132
Decrease in Prepaid Expenses and Other Current Assets	1,959	9,081	518	-	11,558
Increase (Decrease) in Accounts Payable, Accrued Liabilities and Income Taxes	20,311	88,901	(1,094)	(91,500)	16,618
Change in Accrued/Prepaid Pension	(8,426)	35	-	-	(8,391)
Other, Net	(3,958)	(358)	(445)	-	(4,761)
Net Cash Provided by Operating Activities	14,073	55,461	10,955	7,350	87,839
CASH FLOWS FROM INVESTING ACTIVITIES:					
Additions to Plant and Equipment	(28,446)	(22,038)	(17,516)	-	(68,000)
Proceeds Received on Disposition of Plant and Equipment	487	52	60	-	599
Cash Investment in Subsidiary	8,619	-	181	(8,800)	-
Net Cash Used by Investing Activities	(19,340)	(21,986)	(17,275)	(8,800)	(67,401)
CASH FLOWS FROM FINANCING ACTIVITIES:					
Net (Repayments) Borrowings on Loans and Notes Payable	44,838	(42,071)	3,811	(7,051)	(473)
Cash Dividends Paid	(43,870)	-	(1,201)	1,201	(43,870)
Capital Contributions Received	-	382	(7,682)	7,300	-
Stock Option Exercise Proceeds and Tax Benefits	3,694	-	-	-	3,694
Treasury Stock Repurchases	(48,232)	-	-	-	(48,232)
Net Cash Used by Financing Activities	(43,570)	(41,689)	(5,072)	1,450	(88,881)
EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(1)	-	2,822	-	2,821
NET DECREASE IN CASH AND CASH EQUIVALENTS	(48,838)	(8,214)	(8,570)	-	(65,622)
Cash and Cash Equivalents, Beginning of Year	57,623	6,812	30,656	-	95,091
Cash and Cash Equivalents, End of Year	$ 8,785	$ (1,402)	$ 22,086	$ -	$ 29,469

STATEMENT OF CASH FLOWS: Restated for the Fiscal Year Ended July 2, 2006	Briggs & Stratton Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES:					
Net Income (Loss)	$ 113,047	$ 19,053	$ (903)	$ (25,216)	$ 105,981
Adjustments to Reconcile Net Income to Net Cash Provided (Used) by Operating Activities:					
Depreciation and Amortization	57,437	18,030	1,767	-	77,234
Stock Compensation Expense	9,999	-	-	-	9,999
Earnings of Unconsolidated Affiliates, Net of Dividends	401	-	58	-	459
Equity in Earnings from Subsidiaries	(18,149)	-	-	18,149	-
(Gain) Loss on Disposition of Plant and Equipment	(12,059)	584	336	-	(11,139)
Provision for Deferred Income Taxes	(18,069)	9,371	773	-	(7,925)
Change in Operating Assets and Liabilities:					
(Increase) Decrease in Receivables	93,660	(225,177)	16,959	201,842	87,284
Increase in Inventories	(57,410)	(31,992)	(5,932)	3,884	(91,450)
(Increase) Decrease in Prepaid Expenses and Other Current Assets	3,161	(15,675)	212	-	(12,302)
Increase (Decrease) in Accounts Payable, Accrued Liabilities and Income Taxes	(16,164)	205,460	887	(194,978)	(4,795)
Change in Accrued/Prepaid Pension	865	34	-	-	899
Other, Net	5,868	(5,370)	(136)	1	363
Net Cash Provided (Used) by Operating Activities	162,587	(25,682)	14,021	3,682	154,608
CASH FLOWS FROM INVESTING ACTIVITIES:					
Additions to Plant and Equipment	(50,084)	(14,745)	(4,689)	-	(69,518)
Proceeds Received on Disposition of Plant and Equipment	11,420	51	47	-	11,518
Cash Investment in Subsidiary	(391)	-	9	382	-
Refund of Cash Paid for Acquisition	-	6,347	-	-	6,347
Other, Net	(3,400)	-	-	-	(3,400)
Net Cash Used by Investing Activities	(42,455)	(8,347)	(4,633)	382	(55,053)
CASH FLOWS FROM FINANCING ACTIVITIES:					
Net (Repayments) Borrowings on Loans and Notes Payable and Long-Term Debt	(137,803)	34,082	9,308	(6,382)	(100,795)
Cash Dividends Paid	(45,278)	-	(2,701)	2,701	(45,278)
Capital Contributions Received	-	383	-	(383)	-
Stock Option Exercise Proceeds and Tax Benefits	12,457	-	-	-	12,457
Treasury Stock Repurchases	(34,919)	-	-	-	(34,919)
Net Cash (Used) Provided by Financing Activities	(205,543)	34,465	6,607	(4,064)	(168,535)
EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	-	-	2,498	-	2,498
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(85,411)	436	18,493	-	(66,482)
Cash and Cash Equivalents, Beginning of Year	143,034	6,376	12,163	-	161,573
Cash and Cash Equivalents, End of Year	$ 57,623	$ 6,812	$ 30,656	$ -	$ 95,091

(17) Impairment and Disposal Charges

Impairment charges were recognized in the Consolidated Statements of Earnings for $43.1 million pretax ($26.2 million after tax) during fiscal 2007, of which $33.9 and $9.2 million were recognized in the Engines and Power Products Segments, respectively. The Engines Segment $33.9 million charge was primarily for the write-down of assets of the Rolla, MO (Rolla) engine manufacturing facility that closed in the second quarter of fiscal 2008. A decision was made to close the Rolla facility as a result of the Company's analysis to reduce its fixed manufacturing costs by consolidating production into its other existing engine plants in Poplar Bluff, MO and Chongqing, China. The related impaired machinery and equipment no longer used in production was sold in an auction or scrapped during the second quarter of fiscal 2008. The $9.2 million recognized in the Power Products Segment primarily relates to the closure of the Port Washington, WI production facility expected to be completed in the second quarter of fiscal 2009. Management of the Company conducted an analysis of the Company's manufacturing facilities that had been acquired through acquisitions over the past several years. Management concluded to consolidate the lawn and garden manufacturing facilities into three focused factories. A new factory in Newbern, TN, located near the Company's high volume lawnmower engine plants, will build walk behind lawnmowers for the consumer market. An existing factory in McDonough, GA will build riding lawnmowers for the consumer market. A third factory in Munnsville, NY will build commercial riding lawnmowers and zero turn lawnmowers. The production from Port Washington, WI will primarily move to the McDonough, GA facility. For each segment, it was determined that the carrying value of the assets exceeded the undiscounted future cash flows. The impairment was computed as the difference between the estimated fair value and the carrying value of the assets. Fair value was determined based on market prices for comparable assets.

Additionally, an expense was recorded within cost of goods sold to accrue for severance payments to be paid to the employees of the Rolla facility. Accrued severance at July 1, 2007 was approximately $1.1 million. Another approximately $1.4 million was accrued in fiscal 2008 and approximately $2.5 million was paid in fiscal 2008, resulting in no remaining accrued severance as of June 29, 2008.

An expense was also recorded within cost of goods sold to accrue for severance payments to be paid to employees of the Port Washington facility upon its close. Approximately $1.9 million of severance expense is expected to be incurred related to the closure of this facility and of this $1.9 million, approximately $1.1 million has been incurred as of June 29, 2008. Severance payments are contingent upon an employee working through scheduled end dates, and will continue to accrue until the plant closes.

(18) Subsequent Events

On June 30, 2008 the Company, through its wholly owned subsidiary Briggs & Stratton Australia, Pty Limited, acquired Victa Lawncare Pty Ltd (Victa) of Sydney, Australia from GUD Holdings Limited for a total consideration of $23.0 million in cash. The purchase price is subject to revision based on a review of changes in working capital from an interim balance sheet date until the transaction closing date. Victa is a leading designer, manufacturer and marketer of a broad range of outdoor power equipment used in consumer lawn and garden applications in Australia and New Zealand. Its products are sold at large retail stores and independent dealers. Victa had net sales of approximately $57.3 million for the twelve months ending June 30, 2008. The Company financed the transaction from cash on hand and its existing credit facilities. The Company expects that the acquisition will have no material effect on earnings in fiscal 2009.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Briggs & Stratton Corporation:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Briggs & Stratton Corporation and its subsidiaries at June 29, 2008 and July 1, 2007, and the results of its operations and its cash flows for each of the three years in the period ended June 29, 2008 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 29, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Notes 2 and 14 to the consolidated financial statements, the Company changed its method of accounting for its defined benefit pension and other postretirement plans in 2008.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP
Milwaukee, Wisconsin
August 28, 2008

Quarterly Financial Data, Dividend and Market Information (Unaudited)

As discussed in Note 3 to the Notes to Consolidated Financial Statements, the Company has restated its prior years' financial statements for a change in accounting principle related to its defined benefit pension plan, which occurred in the first quarter of fiscal 2008, and for the correction of certain errors which were identified in the third quarter of fiscal 2008. The impact of the change in accounting principle has already been reflected in the Company's fiscal 2008 previously filed quarterly reports on Form 10-Q. During the third quarter of fiscal 2008, the Company recorded an out-of-period adjustment of $1.7 million to net income ($.03 per diluted share) to correct the errors included in the first and second quarters of fiscal 2008. The tables below reflect the adjustments in the appropriate quarterly periods in fiscal 2008. In addition, the tables below reflect the impact of the errors on the quarterly periods in fiscal 2007. The Company does not believe that the adjustments to correct the errors described in Note 3 are material, individually or in the aggregate, to the Company's results of operations, financial position or cash flows for any of the Company's previously filed quarterly financial statements.

	In Thousands		
Quarter Ended	Net Sales	Gross Profit	Net Income (Loss)
Restated Fiscal 2008			
September	**$ 367,069**	**$ 42,844**	**$ (20,811)**
December	**477,537**	**44,317**	**4,062**
March	**725,686**	**124,452**	**38,870**
June	**581,101**	**95,703**	**479**
Total	**$ 2,151,393**	**$ 307,316**	**$ 22,600**
Restated Fiscal 2007			
September	$ 338,749	$ 44,378	$ (17,615)
December	423,559	69,180	(4,330)
March	716,953	89,228	10,585
June	677,572	92,412	18,061
Total	$ 2,156,833	$ 295,198	$ 6,701

	Per Share of Common Stock			
			Market Price Range on New York Stock Exchange	
Quarter Ended	Net Income (Loss) (1)	Dividends Declared	High	Low
Restated Fiscal 2008				
September	**$ (.42)**	**$ .22**	**$33.40**	**$25.16**
December	**.08**	**.22**	**25.80**	**21.16**
March	**.78**	**.22**	**22.75**	**16.35**
June	**.01**	**.22**	**19.00**	**12.80**
Total	**$ .46**	**$ .88**		
Restated Fiscal 2007				
September	$ (.35)	$ .22	$31.49	$24.60
December	(.09)	.22	29.06	24.79
March	.21	.22	31.45	26.88
June	.36	.22	33.06	28.50
Total	$ .13	$ .88		

The number of record holders of Briggs & Stratton Corporation Common Stock on August 25, 2008 was 3,640.

Net Income (Loss) per share of Common Stock represents Diluted Earnings per Share.

(1) Refer to Note 2 of the Notes to Consolidated Financial Statements, for information about Diluted Earnings per Share. Amounts may not total because of differing numbers of shares outstanding at the end of each quarter.

Quarterly Financial Data, Dividend and Market Information (Unaudited)

Consolidated Condensed Statements of Income (in thousands, except per share data):

	Three Months Ended September 30, 2007		
	As Reported	Error Correction	As Restated
Net Sales	$ 366,669	$ 400	$ 367,069
Cost of Goods Sold	323,225	1,000	324,225
Gross Profit	43,444	(600)	42,844
Loss from Operations	(20,696)	(600)	(21,296)
Loss before Credit for Income Taxes	(29,647)	(600)	(30,247)
Credit for Income Taxes	*(9,195)*	*(241)*	*(9,436)*
Net Loss	(20,452)	(359)	(20,811)
Basic EPS	(0.41)	(0.01)	(0.42)
Diluted EPS	(0.41)	(0.01)	(0.42)

	Three Months Ended December 30, 2007		
	As Reported	Error Correction	As Restated
Net Sales	$ 478,837	$ (1,300)	$ 477,537
Cost of Goods Sold	432,220	1,000	433,220
Gross Profit	46,617	(2,300)	44,317
(Loss) from Operations	(19,813)	(2,300)	(22,113)
Income before Provision for Income Taxes	7,572	(2,300)	5,272
Provision for Income Taxes	2,134	(925)	1,209
Net Income	5,438	(1,375)	4,063
Basic EPS	0.11	(0.03)	0.08
Diluted EPS	0.11	(0.03)	0.08

	Three Months Ended March 30, 2008		
	As Reported	Error Correction	As Restated
Net Sales	$ 724,786	$ 900	$ 725,686
Cost of Goods Sold	603,234	(2,000)	601,234
Gross Profit	121,552	2,900	124,452
Income from Operations	53,019	2,900	55,919
Income before Provision for Income Taxes	44,697	2,900	47,597
Provision for Income Taxes	7,561	1,166	8,727
Net Income	37,136	1,734	38,870
Basic EPS	0.75	0.03	0.78
Diluted EPS	0.75	0.03	0.78

Quarterly Financial Data, Dividend and Market Information (Unaudited)

	Three Months Ended October 1, 2006			
	As Reported	Pension Accounting Change	Error Correction	As Restated
Net Sales	$ 338,249	$ -	$ 500	$ 338,749
Cost of Goods Sold	293,887	(1,916)	2,400	294,371
Gross Profit	44,362	1,916	(1,900)	44,378
ESG&A	66,321	(639)	-	65,682
Loss from Operations	(21,959)	2,555	(1,900)	(21,304)
Loss before Credit for Income Taxes	(27,539)	2,555	(1,900)	(26,884)
Credit for Income Taxes	(9,501)	996	(764)	(9,269)
Net Loss	(18,038)	1,559	(1,136)	(17,615)
Basic EPS	(0.36)	0.03	(0.02)	(0.35)
Diluted EPS	(0.36)	0.03	(0.02)	(0.35)

	Three Months Ended December 31, 2006			
	As Reported	Pension Accounting Change	Error Correction	As Restated
Net Sales	$ 423,059	$ -	$ 500	$ 423,559
Cost of Goods Sold	355,695	(1,916)	600	354,379
Gross Profit	67,364	1,916	(100)	69,180
ESG&A	64,853	(639)	-	64,214
Income from Operations	2,511	2,555	(100)	4,966
Loss before Credit for Income Taxes	(8,397)	2,555	(100)	(5,942)
Credit for Income Taxes	(2,487)	996	(121)	(1,612)
Net Loss	(5,910)	1,559	21	(4,330)
Basic EPS	(0.12)	0.03	0.00	(0.09)
Diluted EPS	(0.12)	0.03	0.00	(0.09)

	Three Months Ended April 1, 2007			
	As Reported	Pension Accounting Change	Error Correction	As Restated
Net Sales	$ 717,053	$ -	$ (100)	$ 716,953
Cost of Goods Sold	596,641	(1,916)	(2,200)	592,525
Gross Profit	85,212	1,916	2,100	89,228
ESG&A	64,289	(639)	-	63,650
Income from Operations	20,923	2,555	2,100	25,578
Income before Provision for Income Taxes	13,033	2,555	2,100	17,688
Provision for Income Taxes	5,263	996	844	7,103
Net Income	7,770	1,559	1,256	10,585
Basic EPS	0.15	0.03	0.03	0.21
Diluted EPS	0.15	0.03	0.03	0.21

Quarterly Financial Data, Dividend and Market Information (Unaudited)

	Three Months Ended July 1, 2007			
	As Reported	Pension Accounting Change	Error Correction	As Restated
Net Sales	$ 678,872	$ -	$ (1,300)	$ 677,572
Cost of Goods Sold	580,771	(1,916)	(1,600)	577,255
Gross Profit	90,194	1,916	300	92,410
ESG&A	70,133	(639)	-	69,494
Income from Operations	20,061	2,555	300	22,916
Income before Provision for Income Taxes	15,584	2,555	300	18,439
Provision (Credit) for Income Taxes	(740)	997	121	378
Net Income	16,324	1,558	179	18,061
Basic EPS	0.32	0.03	0.01	0.36
Diluted EPS	0.32	0.03	0.01	0.36

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended ("the Exchange Act")) as of the end of the period covered by this report. Based on such evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, the Company's disclosure controls and procedures are effective in recording, processing, summarizing, and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act.

Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the Company's management has concluded that, as of the end of the period covered by this report, the Company's internal controls over financial reporting were effective.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, who has audited the Company's consolidated financial statements and the effectiveness of internal controls over financial reporting as of June 29, 2008, as stated in their report which is included herein.

Changes in Internal Control Over Financial Reporting

There has not been any change in the Company's internal control over financial reporting during the fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

(a) Executive Officers. Reference is made to "Executive Officers of Registrant" in Part I after Item 4.

(b) Directors. The information required by this Item is in Briggs & Stratton's definitive Proxy Statement, prepared for the 2008 Annual Meeting of Shareholders, under the caption "Election of Directors", and is incorporated herein by reference.

(c) Section 16 Compliance. The information required by this Item is in Briggs & Stratton's definitive Proxy Statement, prepared for the 2008 Annual Meeting of Shareholders, under the caption "Section 16(a) Beneficial Ownership Reporting Compliance", and is incorporated herein by reference.

(d) Audit Committee Financial Expert. The information required by this Item is in Briggs & Stratton's definitive Proxy Statement, prepared for the 2008 Annual Meeting of Shareholders, under the caption "Corporate Governance – Audit Committee", and is incorporated herein by reference.

(e) Identification of Audit Committee. The information required by this Item is in Briggs & Stratton's definitive Proxy Statement, prepared for the 2008 Annual Meeting of Shareholders, under the caption "Corporate Governance – Audit Committee", and is incorporated herein by reference.

(f) Code of Ethics. Briggs & Stratton has adopted a written code of ethics, referred to as the Briggs & Stratton Business Integrity Manual applicable to all directors, officers and employees, which includes provisions related to accounting and financial matters applicable to the Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer and Controller. The Briggs & Stratton Business Integrity Manual is available on the Company's corporate website at www.briggsandstratton.com. If the Company makes any substantive amendment to, or grants any waiver of, the code of ethics for any director or officer, Briggs & Stratton will disclose the nature of such amendment or waiver on its corporate website or in a Current Report on Form 8-K.

ITEM 11. EXECUTIVE COMPENSATION

The information in Briggs & Stratton's definitive Proxy Statement, prepared for the 2008 Annual Meeting of Shareholders, concerning this item, under the captions "Compensation Committee Report", "Compensation Discussion and Analysis", "Compensation Tables", "Agreements with Executives", and "Director Compensation" is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information in Briggs & Stratton's definitive Proxy Statement, prepared for the 2008 Annual Meeting of Shareholders, concerning this item, under the captions "Security Ownership of Certain Beneficial Owners", "Security Ownership of Directors and Executive Officers" and "Equity Compensation Plan Information" is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information in Briggs & Stratton's definitive Proxy Statement, prepared for the 2008 Annual Meeting of Shareholders, concerning this item, under the captions "Corporate Governance – Director Independence" and "Corporate Governance – Audit Committee" is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is in Briggs & Stratton's definitive Proxy Statement, prepared for the 2008 Annual Meeting of Shareholders, under the captions "Independent Auditors Fees" and "Corporate Governance – Audit Committee", and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1. Financial Statements

The following financial statements are included under the caption "Financial Statements and Supplementary Data" in Part II, Item 8 and are incorporated herein by reference:

Consolidated Balance Sheets, June 29, 2008 and July 1, 2007

For the Fiscal Years Ended June 29, 2008, July 1, 2007 and July 2, 2006:

Consolidated Statements of Earnings

Consolidated Statements of Shareholders' Investment

Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

2. Financial Statement Schedules

Schedule II - Valuation and Qualifying Accounts

All other financial statement schedules provided for in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions.

3. Exhibits

Refer to the Exhibit Index incorporated herein by reference. Each management contract or compensatory plan or arrangement required to be filed as an exhibit to this report is identified in the Exhibit Index by an asterisk following the Exhibit Number.

BRIGGS & STRATTON CORPORATION AND SUBSIDIARIES
SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

FOR FISCAL YEARS ENDED JUNE 29, 2008, JULY 1, 2007 AND JULY 2, 2006

Reserve for Doubtful Accounts Receivable	Balance Beginning of Year	Additions Charged to Earnings	Charges to Reserve, Net	Balance End of Year
2008	$4,102,000	6,524,000	(5,019,000)	$5,607,000
2007	$4,851,000	1,872,000	(2,621,000)	$4,102,000
2006	$5,461,000	4,321,000	(4,931,000)	$4,851,000

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRIGGS & STRATTON CORPORATION

By /s/ James E. Brenn

James E. Brenn
Senior Vice President and
Chief Financial Officer

August 28, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.*

/s/ John S. Shiely

John S. Shiely
Chairman, President and Chief Executive Officer and Director (Principal Executive Officer)

/s/ James E. Brenn

James E. Brenn
Senior Vice President and Chief Financial Officer (Principal Financial Officer)

/s/ David J. Rodgers

David J. Rodgers
Controller (Principal Accounting Officer)

/s/ William F. Achtmeyer

William F. Achtmeyer
Director

/s/ Michael E. Batten

Michael E. Batten
Director

/s/ David L. Burner

David L. Burner
Director

/s/ Mary K. Bush

Mary K. Bush
Director

/s/ Keith R. McLoughlin

Keith R. McLoughlin
Director

/s/ Robert J. O'Toole

Robert J. O'Toole
Director

/s/ Charles I. Story

Charles I. Story
Director

/s/ Brian C. Walker

Brian C. Walker
Director

*Each signature affixed as of August 28, 2008.

BRIGGS & STRATTON CORPORATION
(Commission File No. 1-1370)

EXHIBIT INDEX
2008 ANNUAL REPORT ON FORM 10-K

Exhibit Number	Document Description
3.1	Articles of Incorporation. (Filed as Exhibit 3.2 to the Company's Report on Form 10-Q for the quarter ended October 2, 1994 and incorporated by reference herein.)
3.1 (a)	Amendment to Articles of Incorporation. (Filed as Exhibit 3.1 to the Company's Report on Form 10-Q for the quarter ended September 26, 2004 and incorporated by reference herein.)
3.2	Bylaws, as amended and restated April 18, 2007. (Filed as Exhibit 3.2 to the Company's Report on Form 8-K dated April 18, 2007 and incorporated by reference herein.)
4.0	Rights Agreement dated as of August 7, 1996, as amended through August 9, 2006, between Briggs & Stratton Corporation and National City Bank which includes the form of Right Certificate as Exhibit A and the Summary of Rights to Purchase Common Shares as Exhibit B. (Filed as Exhibit 4.1 to the Company's Registration Statement on Form 8-A/A dated as of August 15, 2006 and incorporated by reference herein.)
4.6	Indenture dated as of May 14, 2001 between Briggs & Stratton Corporation, the Guarantors listed on Schedule I thereto and Bank One, N.A., as Trustee, providing for 8.875% Senior Notes due March 15, 2011 (including form of Note, form of Notation of Guarantee and other exhibits). (Filed as Exhibit 4.9 to the Company's Registration Statement on Form S-3 filed on July 3, 2001, Registration No. 333-64490, and incorporated herein by reference.)
4.7	Form of Supplemental Indenture dated as of May 15, 2001 between Subsequent Guarantors (Generac Portable Products, Inc., GPPD, Inc., GPPW, Inc. and Generac Portable Products, LLC), Briggs & Stratton Corporation, and Bank One, N.A., as Trustee. (Filed as Exhibit 4.10 to the Company's Registration Statement on Form S-3 filed on July 3, 2001, Registration No. 333-64490, and incorporated herein by reference.)
4.8	First Supplemental Indenture dated as of May 14, 2001 between Briggs & Stratton Corporation and Bank One, N.A., as Trustee under the Indenture dated as of June 4, 1997. (Filed as Exhibit 4.12 to the Company's Registration Statement on Form S-3 filed on July 3, 2001, Registration No. 333-64490, and incorporated herein by reference.)
4.9	Form of Indenture Supplement to Add a Subsidiary Guarantor dated as of May 15, 2001 among each Subsidiary Guarantor (Generac Portable Products, Inc., GPPD, Inc., GPPW, Inc. and Generac Portable Products, LLC), Briggs & Stratton Corporation, and Bank One, N.A., as Trustee. (Filed as Exhibit 4.13 to the Company's Registration Statement on Form S-3 filed on July 3, 2001, Registration No. 333-64490, and incorporated herein by reference.)
10.0*	Amended and Restated Form of Officer Employment Agreement. (Filed as Exhibit 10.0 to the Company's Report on Form 10-Q for the quarter ended September 30, 2007 and incorporated by reference herein.)

Exhibit Number	Document Description
10.1*	Amended and Restated Supplemental Executive Retirement Plan. (Filed as Exhibit 10.2 to the Company's Report on Form 10-Q for the quarter ended September 30, 2007 and incorporated by reference herein.)
10.2*	Amended and Restated Economic Value Added Incentive Compensation Plan. (Filed as Exhibit 10.2 to the Company's Report on Form 10-K for fiscal year ended July 1, 2007 and incorporated by reference herein.)
10.2 (a)*	Amendment to the Economic Value Added Incentive Compensation Plan. (Filed as Exhibit 10.8 to the Company's Report on Form 10-Q for the quarter ended September 30, 2007 and incorporated by reference herein.)
10.3*	Amended and Restated Form of Change of Control Employment Agreement. (Filed as Exhibit 10.1 to the Company's Report on Form 10-Q for the quarter ended September 30, 2007 and incorporated by reference herein.)
10.4*	Trust Agreement with an independent trustee to provide payments under various compensation agreements with Company employees upon the occurrence of a change in control. (Filed as Exhibit 10.5 (a) to the Company's Annual Report on Form 10-K for fiscal year ended July 2, 1995 and incorporated by reference herein.)
10.4 (a)*	Amendment to Trust Agreement with an independent trustee to provide payments under various compensation agreements with Company employees. (Filed as Exhibit 10.5 (b) to the Company's Annual Report on Form 10-K for fiscal year ended July 2, 1995 and incorporated by reference herein.)
10.5*	1999 Amended and Restated Stock Incentive Plan. (Filed as Exhibit A to the Company's 1999 Annual Meeting Proxy Statement and incorporated by reference herein.)
10.5 (a)*	Amendment to Stock Incentive Plan. (Filed as Exhibit 10.2 to the Company's Report on Form 10-Q for the quarter ended March 30, 2003 and incorporated by reference herein.)
10.5 (b)*	Amendment to Stock Incentive Plan. (Filed as Exhibit 10.5 (c) to the Company's Report on Form 10-K for fiscal year ended June 27, 2004 and incorporated by reference herein.)
10.5 (c)*	2004 Amended and Restated Briggs & Stratton Corporate Incentive Compensation Plan. (Filed as Exhibit B to the Company's 2004 Annual Meeting Proxy Statement and incorporated by reference herein.)
10.5 (d)*	Amended and Restated Briggs & Stratton Corporation Incentive Compensation Plan as Modified October 29, 2004. (Filed as Exhibit 10.5 to the Company's Report on Form 10-Q for quarter ended September 26, 2004 and incorporated by reference herein.)
10.6*	Premium Option and Stock Award Program. (Filed as Exhibit 10.1 to the Company's Report on Form 8-K dated August 9, 2005 and incorporated by reference herein.)
10.6 (a)*	Form of Stock Option Agreement under the Premium Option and Stock Award Program. (Filed as Exhibit 10.6 (a) to the Company's Report on Form 10-K for fiscal year ended July 3, 2005 and incorporated by reference herein.)
10.6 (b)*	Amended and Restated Form of Stock Option Agreement under the Premium Option and Stock Award Program. (Filed as Exhibit 10.6 (a) to the Company's Report on Form 10-Q for quarter ended April 2, 2006 and incorporated by reference herein.)

Exhibit Number	Document Description
10.6 (c)*	Form of Restricted Stock Award Agreement under the Premium Option and Restricted Stock Program. (Filed as Exhibit 10.6 (b) to the Company's Report on Form 10-K for fiscal year ended June 27, 2004 and incorporated by reference herein.)
10.6 (d)*	Amended Form of Restricted Stock Award Agreement Under the Premium Option and Stock Award Program. (Filed as Exhibit 10.6 (c) to the Company's Report on Form 10-K for fiscal year ended July 3, 2005 and incorporated by reference herein.)
10.6 (e)*	Form of Deferred Stock Award Agreement Under the Premium Option and Stock Award Program. (Filed as Exhibit 10.6 (d) to the Company's Report on Form 10-K for fiscal year ended July 3, 2005 and incorporated by reference herein.)
10.7*	Amended and Restated Powerful Solution Incentive Compensation Program (Filed herewith.)
10.8	Amended and Restated Supplemental Employee Retirement Plan. (Filed as Exhibit 10.3 to the Company's Report on Form 10-Q for the quarter ended September 30, 2007 and incorporated by reference herein.)
10.11*	Amended and Restated Deferred Compensation Plan for Directors. (Filed as Exhibit 10.6 to the Company's Report on Form 10-Q for the quarter ended December 30, 2007 and incorporated by reference herein.)
10.12*	Amended and Restated Director's Premium Option and Stock Grant Program. (Filed as Exhibit 10.12 to the Company's Report on Form 10-K for fiscal year ended July 3, 2005 and incorporated by reference herein.)
10.12 (a)*	Form of Director's Stock Option Agreement under the Director's Premium Option and Stock Grant Program. (Filed as Exhibit 10.12 (a) to the Company's Report on Form 10-Q for quarter ended April 2, 2006 and incorporated by reference herein.)
10.13*	Summary of Director Compensation. (Filed as Exhibit 10.5 to the Company's Report on Form 10-Q for the quarter ended September 30, 2007 and incorporated by reference herein.)
10.13 (a)*	Summary of Changes to Director Compensation. (Filed as Exhibit 10.5 to the Company's Report on Form 10-Q for the quarter ended December 30, 2007 and incorporated by reference herein.)
10.14*	Executive Life Insurance Plan. (Filed as Exhibit 10.17 to the Company's Annual Report on Form 10-K for fiscal year ended June 27, 1999 and incorporated by reference herein.)
10.14 (a)*	Amendment to Executive Life Insurance Program. (Filed as Exhibit 10.14 (a) to the Company's Report on Form 10-K for fiscal year ended June 29, 2003 and incorporated by reference herein.)
10.14 (b)*	Amendment to Executive Life Insurance Plan. (Filed as Exhibit 10.14 (b) to the Company's Report on Form 10-K for fiscal year ended June 27, 2004 and incorporated by reference herein.)
10.15*	Amended and Restated Key Employees Savings and Investment Plan. (Filed as Exhibit 10.4 to the Company's Report on Form 10-Q for the quarter ended September 30, 2007 and incorporated by reference herein.)
10.15 (a)*	Amendment to Key Employees Savings and Investment Plan. (Filed as Exhibit 10.7 to the Company's Report on Form 10-Q for the quarter ended December 30, 2007 and incorporated by reference herein.)

Exhibit Number	Document Description
10.15 (b)*	Amendment to Key Employees Savings and Investment Plan. (Filed as Exhibit 10.0 to the Company's Report on Form 10-Q for the quarter ended March 30, 2008 and incorporated by reference herein.)
10.15 (c)*	Amendment to Key Employee Savings and Investment Plan. (Filed as Exhibit 10.15 to the Company's Report on Form 10-Q for the quarter ended October 1, 2006 and incorporated by reference herein.)
10.16*	Consultant Reimbursement Arrangement. (Filed as Exhibit 10.19 to the Company's Annual Report on Form 10-K for fiscal year ended June 27, 1999 and incorporated by reference herein.)
10.17*	Briggs & Stratton Product Program. (Filed as Exhibit 10.18 to the Company's Annual Report on Form 10-K for fiscal year ended June 30, 2002 and incorporated by reference herein.)
10.19	Retention and Consulting Agreement entered into on September 12, 2005 between Briggs & Stratton Corporation and Mark R. Hazeltine. (Filed as Exhibit 10.1 to the Company's Report on Form 8-K dated September 12, 2005 and incorporated by reference herein.)
10.20	Asset Purchase Agreement, dated January 25, 2005, by and among Briggs & Stratton Power Products Group, LLC, Briggs & Stratton Canada Inc., Murray, Inc. and Murray Canada Co. (Filed as Exhibit 10.1 to the Company's Report on Form 8-K dated January 25, 2005 and incorporated by reference herein.)
10.21	Transition Supply Agreement, dated February 11, 2005, between Briggs & Stratton Power Products Group, LLC and Murray, Inc. (Form of Transition Supply Agreement filed as Exhibit 10.2 to the Company's Report on Form 8-K dated January 25, 2005 and incorporated by reference herein.)
10.23 (c)	Amended and Restated Multicurrency Credit Agreement, dated July 12, 2007, among Briggs & Stratton Corporation, the financial institutions party hereto, and J.P. Morgan Chase Bank, N.A., La Salle Bank National Association, M&I Marshall & Ilsley Bank, U.S. Bank, National Association, as co-documentation agents, and Bank of America, N.A., as administrative agent, issuing bank and swing line bank, and Banc of America Securities LLC, lead arranger and book manager. (Filed as Exhibit 4.1 to the Company's Report on Form 8-K dated July 12, 2007 and incorporated by reference herein.)
10.24	Class B Preferred Share Redemption Agreement. (Filed as Exhibit 10.4 to the Company's Report on Form 10-Q for the quarter ended December 30, 2007 and incorporated by reference herein.)
10.25	Victa Agreement. (Filed herewith.)
12	Computation of Ratio of Earnings to Fixed Charges. (Filed herewith.)
18.0	Letter from PricewaterhouseCoopers LLP re Change in Accounting Principal (Filed as Exhibit 18.0 to the Company's Report on Form 10-Q for the quarter ended September 30, 2007 and incorporated by reference herein.)
21	Subsidiaries of the Registrant. (Filed herewith.)
23.1	Consent of PricewaterhouseCoopers LLP, an Independent Registered Public Accounting Firm. (Filed herewith.)

Exhibit Number	Document Description
31.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (Filed herewith.)
31.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (Filed herewith.)
32.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (Furnished herewith.)
32.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (Furnished herewith.)

* Management contracts and executive compensation plans and arrangements required to be filed as exhibits pursuant to Item 15(a)(3) of Form 10-K.

Directors

WILLIAM F. ACHTMEYER (1)(2)	Chairman, Managing Partner, President and Chief Executive Officer of The Parthenon Group LLC, a leading strategic advisory and principal investment firm
MICHAEL E. BATTEN (1)(3)	Chairman and Chief Executive Officer, Twin Disc, Incorporated, a manufacturer of power transmission equipment
DAVID L. BURNER (2)(3)	Retired Chairman and Chief Executive Officer, Goodrich Corporation, an aircraft systems and services company
MARY K. BUSH (2)(4)	President, Bush International, a consulting firm that provides advice to companies on financial strategies and business development and to governments on financial market matters
KEITH R. McLOUGHLIN (1)	President, Electrolux Home Products, North America and Latin America, a manufacturer of major home appliances
ROBERT J. O'TOOLE (3)(4)	Retired Chairman of the Board and Chief Executive Officer, A.O. Smith Corporation, a diversified manufacturer whose major products include electric motors and water heaters
JOHN S. SHIELY (3)	Chairman and Chief Executive Officer of the Corporation
CHARLES I. STORY (1)(4)	President of ECS Group, Inc., an executive development company
BRIAN C. WALKER (2)(4)	President and Chief Executive Officer, Herman Miller, Inc., a global provider of office furniture and services

Committees: (1) Nominating and Governance; (2) Compensation; (3) Executive; (4) Audit.

Elected Officers

JOHN S. SHIELY	Chairman & Chief Executive Officer
TODD J. TESKE	President & Chief Operating Officer
JAMES E. BRENN	Senior Vice President & Chief Financial Officer
WILLIAM H. REITMAN	Senior Vice President – Sales & Customer Support
THOMAS R. SAVAGE	Senior Vice President – Administration
MICHAEL D. SCHOEN	Senior Vice President – Operations Support
VINCENT R. SHIELY	Senior Vice President & President – Yard Power Products Group
JOSEPH C. WRIGHT	Senior Vice President & President – Engine Power Products Group
DAVID G. DEBAETS	Vice President – North America Operations (Engine Power Products Group)
HAROLD L. REDMAN	Vice President & President – Home Power Products Group
ROBERT F. HEATH	Secretary
DAVID J. RODGERS	Controller
CARITA R. TWINEM	Treasurer

Appointed Vice Presidents & Subsidiary/Group Officers

Corporate

RANDALL R. CARPENTER	Vice President – Marketing
ROBERT F. HEATH	Vice President & General Counsel
RICHARD L. KOLBE	Vice President – Information Technology
JEFFREY G. MAHLOCH	Vice President – Human Resources
PEGGY L. TRACY	Vice President – Customer Experience

Briggs & Stratton Power Products Group, LLC

JAMES H. DENEFFE	Senior Vice President – Business Development

International Power Products Group

PHILIP J. CAPPITELLI	Vice President & General Manager – International Business Development
ANDREW S. KING	Managing Director – Briggs & Stratton Australasia
JEROME M. KOZIK	Managing Director – Europe
JAMES T. MARCEAU	Vice President & General Manager – International Operations
MARK S. PLUM	Vice President – Sales & Marketing – Briggs & Stratton Asia (Interim Managing Director)
JOSEPH M. SPECTOR	Managing Director – Latin America
EDWARD J. WAJDA	Vice President & General Manager – International

Engine Power Products Group

LARRY D. BARTLING	Vice President – Operations Support
EDWARD D. BEDNAR	Vice President – Procurement & Logistics
JOHN R. GUY III	Vice President – Service
PETER HOTZ	Vice President – Engine Product Development
MARVIN B. KLOWAK	Vice President – Research & Development & Quality
MICHAEL M. MILLER	Vice President – General Sales Manager
PAUL R. PESCI	Vice President – Commercial Power Products
MARTIN C. STRAUBE	Vice President – Sourcing
RICHARD R. ZECKMEISTER	Vice President – North American Consumer Marketing & Planning

Appointed Vice Presidents & Subsidiary/Group Officers

Home Power Products Group

FLOYD L. BRETZMAN	Vice President – Product Support
HAYES A. HOLLIBAUGH	Vice President – Sales Home Power Products
DONALD W. KLENK	Vice President – Operations
THOMAS E. WISER	Vice President – Home Standby Sales
ROBERT N. YOUNG	Vice President – Business Units

Yard Power Products Group

DON S. SCHOONENBERG	Executive Vice President – Administration
RANDALL E. BALLARD	Vice President – Yard Power Sales
BRUCE L. BROADRICK	Vice President – Sales Administration
RICHARD E. FELDER	Vice President – Business Development
DANIEL B. KENNEDY	Vice President – Procurement
RICHARD W. MARCELLUS	Vice President – Marketing
DAVID T. MAUER	Vice President – Operations
ERIK P. MEMMO	Vice President – Dealer Sales
DAVID G. MILAM	Vice President – Business Units
DAVID E. MILNER	Vice President – Dealer Sales
SCOTT L. MURRAY	Vice President – Giant Vac
WILLIAM L. SHEA	Vice President – Commercial Sales & Business Development
DAVE A. TIEDEMAN	Vice President – Engineering
STEVEN J. WEBER	Vice President – Engineering
PHILIP H. WENZEL	Vice President – Operations-Munnsville

Shareholder Information

SHAREHOLDER COMMUNICATIONS

Information is provided to shareholders on a regular basis to keep them informed of Briggs & Stratton's activities and financial status. This information is available to any person interested in Briggs & Stratton. Address requests to Shareholder Relations at the Mailing Address listed for the Corporate Offices.

A Shareholder Relations Hotline provides a no cost opportunity for shareholders to contact Briggs & Stratton. The Hotline number is 1-800-365-2759.

Briggs & Stratton has an ongoing commitment to provide investors with real time access to financial disclosures, the latest corporate and financial news, and other shareholder information. Visit Briggs & Stratton's home page on the World Wide Web at www.briggsandstratton.com. Information includes: corporate press releases, web casts of conference calls, dividend information, stock prices, filings with the Securities and Exchange Commission, including Form 10-K Reports, Form 10-Q Reports, Proxy Statements, Section 16 filings, code of ethics for principal executive, financial and accounting officers and additional financial information.

INVESTOR, BROKER, SECURITY ANALYST CONTACT

Stockbrokers, financial analysts and others desiring technical/financial information about Briggs & Stratton should contact James E. Brenn, Senior Vice President and Chief Financial Officer, at 414-259-5333.

DIVIDEND REINVESTMENT PLAN

The Dividend Reinvestment Plan is a convenient way for shareholders of record to increase their investment in Briggs & Stratton. It enables shareholders to apply quarterly dividends and any cash deposits toward the purchase of additional shares of Briggs & Stratton stock. There is no brokerage fee or administrative charge for this service. For a brochure describing the plan, please call the Shareholder Relations Hotline.

PUBLIC INFORMATION

Persons desiring general information about Briggs & Stratton should contact Laura A. Timm, Director of Corporate Communications & Events, at 414-256-5123.

CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER CERTIFICATIONS

The certifications of the Company's Chief Executive Officer and Chief Financial Officer required under Section 302 of the Sarbanes-Oxley Act have been filed as Exhibits 31.1 and 31.2 to this report. Additionally, on November 12, 2007, the Company's Chief Executive Officer filed with the New York Stock Exchange ("NYSE") an annual certification of compliance with NYSE listing standards without qualification.

General Information

EXCHANGE LISTING

Briggs & Stratton Corporation common stock is listed on the New York Stock Exchange (symbol BGG).

TRANSFER AGENT, REGISTRAR AND DIVIDEND DISBURSER

National City Bank
Corporate Trust Operations
Locator #01-5352
P.O. Box 92301
Cleveland, OH 44197-1200

Inquiries concerning transfer requirements, lost certificates, dividend payments, change of address and account status should be directed to National City Bank, at 1-800-622-6757.

FISCAL 2008 AUDITORS

PricewaterhouseCoopers LLP
100 East Wisconsin Avenue
Milwaukee, Wisconsin 53202

CORPORATE OFFICES

12301 West Wirth Street
Wauwatosa, Wisconsin 53222
Telephone 414-259-5333

MAILING ADDRESS

Briggs & Stratton Corporation
Post Office Box 702
Milwaukee, Wisconsin 53201

down to earth
A Briggs & Stratton Commitment

Briggs & Stratton's legacy of corporate social responsibility and community involvement is reflected in its long-standing commitment to environmental stewardship. As a successful company, Briggs & Stratton embraces two principles: Maximizing benefit and being responsive and accountable to all stakeholders. In the environmental arena, this has meant a continuous drive to improving operating efficiency, integrating environmentally friendly technology and renewable resources into its products, and reducing the company's environmental footprint globally.

Briggs & Stratton believes in the responsibility each of us has to care for our planet. Powered by research and relentless innovation, Briggs & Stratton has dramatically cut the environmental impacts of its manufacturing processes while also improving the performance of its products. Currently, the company recycles 100 percent of its aluminum scrap, and all of the cast iron and steel components used in its products come from recycled materials. Annually, the company recycles over 35 tons of computer and electronic devices.

These are only a few of the many actions that demonstrate the company's commitment to environmental stewardship. An engaged workforce, committed leadership and dedicated internal resources have made such advances possible. These same factors have helped the company reduce the emissions produced by its engines by almost 75 percent since 1990. By 2012, the company is committed to producing engines that run an additional 35 percent cleaner. From the world's largest producer of small four-cycle engines, that's no small commitment. It's just another example of Briggs & Stratton expanding its commitment to reducing its carbon footprint globally over the next 100 years.

The cover of this report is printed on 30% post consumer recycled paper.

END

BRIGGS&STRATTON
CORPORATION

POST OFFICE BOX 702
MILWAUKEE, WI 53201 USA
414 259 5333

BRIGGS&STRATTON
THE POWER WITHIN™